As filed with the Securities and Exchange Commission on August 25, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANGIE’S LIST, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7379	27-2440197
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1030 E. Washington Street

Indianapolis, IN 46202

(888) 888-5478

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William S. Oesterle

Chief Executive Officer

Angie’s List, Inc.

1030 E. Washington Street

Indianapolis, IN 46202

(888) 888-5478

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Francis S. Currie Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Christopher Kaufman Tad Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, par value $0.001 per share	$ 75,000,000	$ 8,707.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover overallotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 25, 2011

PROSPECTUS

         Shares

Common Stock

This is Angie’s List, Inc.’s initial public offering. We are selling          shares of our common stock and the selling stockholders are selling          shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the          under the symbol “         .”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional         shares from us, and up to an additional         shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2011.

BofA Merrill Lynch

Allen & Company LLC	Stifel Nicolaus Weisel	RBC Capital Markets

Janney Montgomery Scott	Oppenheimer & Co.	ThinkEquity LLC	CODE Advisors

The date of this prospectus is                     , 2011.

"My favorite thing about Angie's List is the reviews come from real people."
Angie Hicks
Founder of Angie's List
At Angie's List, you'll find in-depth, detailed reviews in more than 550 service categories. Companies can't pay to be on Angie's List, so you know you can trust what you're reading.
Angie's list. Reviews you can trust.

We, the selling stockholders and the underwriters have not authorized anyone to provide you with information that is different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context requires otherwise, the words “Angie’s List,” the “company,” “we,” “us” and “our” refer to Angie’s List, Inc. For purposes of this prospectus, the term “stockholders” shall refer to holders of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Mission

Our mission is to help consumers find the best service providers and promote happy transactions.

Our Company

We operate a consumer-driven solution for our members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Our ratings and reviews, which are available only to our members, help our members to find the best provider for their local service needs. As of June 30, 2011, we had more than 820,000 paid memberships. We allow local service providers who are highly rated by our members to advertise discounts and other promotions to our members.

We help consumers purchase “high cost of failure” services in an extremely fragmented local marketplace. These services, which include home remodeling, plumbing, roof repair, health care and automobile repair, are typically expensive and carry a high cost to the consumer if performed poorly. Our ratings are based exclusively on reviews from our members and we accept no anonymous reviews. As a result, we believe our reviews are a trusted resource for consumers to find high quality local service providers.

We also help local service providers find quality customers and differentiate themselves in a competitive marketplace. Our members represent an attractive, targeted group of consumers for service providers. Our typical member is between the ages of 35 and 64, is married, owns a home, is college educated and has an annual household income of at least $100,000, based on information derived and interpreted by us as a result of our own analysis from general demographic data provided by Nielsen. In 2010, our members averaged 11.4 unique searches per member for local service providers and 37% of our members wrote a review on at least one service provider.

The value proposition we offer to both consumers and local service providers strengthens our position as a trusted resource and allows us to derive revenue from both members and service providers. As more members contribute reviews to our service, we increase the breadth and depth of content offered to members, attracting more members and enhancing the value of our service to reputable local service providers, for whom our members constitute a large pool of qualified customers for their services.

As of June 30, 2011, we offered our service to paying members in 170 local markets in the United States. From December 31, 2008 through June 30, 2011, we grew from approximately 333,000 to more than 820,000 paid memberships, representing a compound annual growth rate of 43.4%. Our membership growth has been driven largely by our national advertising strategy, which resulted in our marketing expense of $30.2 million and $29.2 million in 2010 and the six months ended June 30, 2011, respectively. We continue to scale our investment in advertising to grow our membership base. In 2010 and the six months ended June 30, 2011, our revenue was $59.0 million and $38.6 million, respectively. In the same periods, our net loss was $27.2 million and $25.8 million.

Market Overview

The local services market is large, highly fragmented and inefficient. According to ESRI Business Informations Solutions, consumers spent more than $400 billion on local service providers in 2010, including remodeling services, furniture repair and cleaning, movers, appliance repair and pest control. In addition, according to the U.S. Center for Medicare and Medicaid Services, in 2009 U.S. consumers and private health insurers spent more than $420 billion on physician and clinical services, dental services and services performed by other health care professionals. Millions of small businesses and health care professionals vie for those dollars every year.

Despite the size of this market, consumers and local service providers have historically lacked an efficient way to connect. Consumers traditionally have been forced to rely on a variety of inefficient sources to navigate the difficult landscape of the local services marketplace, often turning to friends and neighbors for recommendations of companies to hire. These referrals are usually based on a single interaction, and it can be difficult or impossible for a consumer to confirm a word-of-mouth recommendation before making a purchase decision.

Similarly, local service providers are faced with significant challenges in finding customers who are motivated to purchase and in distinguishing themselves from their competitors on the basis of quality. Historically, local service providers relied upon traditional offline advertising services such as newspapers and the Yellow Pages that do not provide them with the ability to target high quality, motivated customers or to differentiate themselves from their competitors.

While the Internet has transformed the way that information is accessed and shared, profoundly impacting the local services marketplace, it has not by itself solved these problems for either the consumer or the local service provider. Information on the Internet is inherently susceptible to fraud and bias. For example, a single nefarious competitor can embellish its own reputation or tarnish the reputations of its competitors. This can result in consumer uncertainty and doubt, particularly when searching for information regarding high cost of failure services.

We believe that solving these age-old inefficiencies of the local services marketplace requires a trusted intermediary to compile, organize and make available reliable information on local service providers. We offer an efficient way for consumers and reputable service providers to find each other.

The Angie’s List Solution

Our solution to the problems of the local services marketplace starts with our unwavering commitment to placing the interests of the consumer first. Our consumer-centric approach provides the following benefits:

For consumers:

•

A trusted and efficient way to find the best local service provider. Applying the “ask-your-neighbor” approach across our target markets, we compile a breadth of highly relevant, member-generated ratings and reviews that provide insights consumers cannot obtain on their own.

•

A robust and convenient resource. Our members’ reviews span more than 550 categories of high cost of failure services such as home, health care and automotive services, and are accessible by members on the Internet, by smartphone, telephone or text message and in our monthly magazine.

•

Money-saving benefits from quality local service providers. Member ratings determine which local service providers are eligible to offer promotions to our members, which must take the form of discounts or other money-saving promotions.

For local service providers:

•	An efficient way to reach target consumers. Local service providers with high ratings from our members benefit from access to a large, qualified pool of demand.

•

An effective way for reputable local service providers to shine. Because our membership, not Angie’s List, determines which local service providers are eligible to advertise with us based on their reviews, service providers who advertise are known to be reputable.

Our Strengths

Since our inception 16 years ago, we have developed and are leveraging the following key strengths of our business model:

•

Loyal and engaged membership. Our members renew their subscriptions at high annual rates, which in 2010 ranged from approximately 70% for first-year members to approximately 87% for members who had purchased annual memberships for five years or more. In addition, our membership is highly-engaged, generating more than 40,000 new service provider reviews monthly in 2010.

•

Extensive and reliable database of member-generated content. Since 1995, we have collected approximately 2.2 million reviews of local service providers from our members. We prohibit anonymous reviews and deploy a variety of resources, including internal audit personnel and fraud detection technology, to ensure the integrity of the information on our service.

•

Strong service provider loyalty. Our value proposition to local service providers is evidenced by the high retention rate of service providers who participate in service provider promotions. For example, 51% of advertising service providers at the beginning of 2008 were still active advertisers at the beginning of 2011. The contract value for those remaining active service providers as of January 1, 2011 equaled 160% of the contract value for those same service providers as of January 1, 2008.

•

Powerful network effect. As more members contribute reviews to our service, we increase the breadth and depth of content offered to members, attracting more members and enhancing the value of our service to reputable local service providers, for whom our members constitute a large pool of qualified customers for their services.

•

Scalable and leverageable operations. From the beginning of 2008 through June 30, 2011, we grew our operations from 45 to 170 paid membership markets across the United States, and we have aggressively sought to penetrate these markets. We have replicated our business model in these markets without substantially increasing our operations and support expense.

Our Strategy

Our goal is to establish our service as the “go to” solution for consumers making purchasing decisions about their most important local services transactions. Our strategy includes the following key components:

•

Increase penetration of our markets. We plan to continue to invest aggressively in national advertising to further increase market penetration and revenue per paid membership, particularly in our largest potential markets such as New York City and Los Angeles.

•

Increase number of service providers offering discounts to members. We are growing our service provider sales force and account management personnel to increase our ability to establish and cultivate direct relationships with eligible local service providers, expand the number of local service providers offering discounts and other promotions to our members, increase the value of existing service provider relationships and maintain high service provider renewal rates.

•

Expand into new categories. We started our business focused on home improvement and have expanded to cover other high cost of failure service categories, such as health and wellness services and classic car restoration. We continue to evaluate additional categories for expansion.

•

New product development. We plan to leverage our position as a trusted resource in the local services marketplace to introduce new products, functionality and features designed to promote local commerce such as prepaid vouchers for discounts on local services. We believe these enhancements will drive increased business to service providers and provide us with new monetization opportunities.

•

Expand internationally. We believe our business model is readily adaptable to markets outside the United States that have similarly fragmented relationships between customers and local service providers, and are in the initial stages of expanding into new international English-speaking markets.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We have incurred net losses since inception, and we expect to continue to incur net losses in the foreseeable future.

•

We have significantly increased our investment in member acquisition. If the revenue generated by new paid memberships differs significantly from our expectations or if our membership acquisition costs or costs associated with servicing our members increase, we may not be able to recover our membership acquisition costs or to generate profits from this investment.

•

Our business depends on the strength of our brand, which has been built by the trust of consumers, and the failure to maintain that trust would damage our brand and harm our ability to maintain or expand our base of paid memberships and participating service providers.

•

If our efforts to increase the number of our paid memberships, to retain existing paid memberships and to maintain high levels of member engagement are not successful, our growth prospects and revenue will be adversely affected.

•	Any failure to convince local service providers of the benefits of advertising with us would harm our business.

•	We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

•	If we are unable to replicate our performance in our larger markets, our operating results and financial condition will be harmed.

Corporate Information

We were organized in the State of Indiana in April 1995 as Brownstone Publishing, LLC. In April 2010, we became a Delaware corporation by way of a merger with and into a wholly-owned subsidiary, with the subsidiary remaining as the surviving corporation, and changed our name to Angie’s List, Inc.

Our principal executive offices are located at 1030 E. Washington Street, Indianapolis, Indiana, 46202 and our telephone number is (888) 888-5478. Our website is www.AngiesList.com. The information on, or accessible through, our website does not constitute part of and is not incorporated into this prospectus.

Angie’s List and other trademarks or service marks of Angie’s List appearing in this prospectus are the property of Angie’s List. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Angie’s List	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Overallotment option	shares

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $ , or approximately $ if the underwriters’ overallotment option is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We anticipate that we will use the net proceeds of this offering to fund our advertising strategy to drive membership growth and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. See “Use of Proceeds” for additional information.

Proposed symbol

The number of shares of common stock to be outstanding after this offering is based on 6,168,118 shares outstanding as of June 30, 2011 and excludes:

•	159,961 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $66.65 per share;

•	34,038 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $67.4245 per share; and

•

217,048 shares of common stock reserved for future issuance as of August 11, 2011 under our existing Amended and Restated Omnibus Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation—Employee Benefit Plan—Amended and Restated Omnibus Incentive Plan.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	outstanding shares include 29,597 shares of unvested restricted stock;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us and the selling stockholders;

•

the automatic conversion of all of our outstanding preferred stock into an aggregate of 2,870,936 shares of common stock upon completion of this offering and the payment of accrued dividends on such shares in connection with such conversion; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering.

In addition, we anticipate effecting a         -for-         stock split prior to the completion of this offering. This prospectus does not reflect the effects of this stock split.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize financial and other data regarding our business. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the consolidated statements of operations data for 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited consolidated statement of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data at June 30, 2011 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Pro forma net loss per common share has been calculated assuming the conversion of all outstanding shares of our preferred stock into 2,870,936 shares of common stock and the vesting of restricted stock upon completion of this offering. The pro forma as adjusted balance sheet data reflects the balance sheet data at June 30, 2011 as adjusted to reflect our receipt of the net proceeds from the sale by us in this offering of          shares of common stock at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, conversion of all of our outstanding shares of preferred stock into 2,870,936 shares of common stock and the vesting of restricted stock upon completion of this offering. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the full year.

	Years Ended December 31,			Six Months Ended June 30,
				(unaudited)
	(in thousands, except share and per share data)
	2008	2009	2010	2010	2011
Revenue
Membership	$15,935	$20,434	$25,149	$11,967	$14,973
Service provider	17,929	25,166	33,890	15,506	23,613

Total revenue	33,864	45,600	59,039	27,473	38,586

Operating expenses
Operations and support	12,164	11,654	12,464	5,884	7,597
Selling	10,098	12,671	16,892	7,660	13,656
Marketing	14,941	16,114	30,237	15,467	29,231
Technology(1)	4,610	5,062	6,270	2,692	3,726
General and administrative(1)	8,773	8,699	16,302	4,641	8,365

Operating loss	(16,722)	(8,600)	(23,126)	(8,871)	(23,989)
Interest expense	3,126	3,381	3,966	1,940	1,807
Loss on debt extinguishment	469	—	—	—	—

Loss before income taxes	(20,317)	(11,981)	(27,092)	(10,811)	(25,796)
Income tax expense	—	—	154	146	—

Net loss	$(20,317)	$(11,981)	$(27,246)	$(10,957)	$(25,796)

Net loss per common share—basic and diluted	$(6.03)	$(3.59)	$(7.90)	$(3.20)	$(7.47)

Weighted average number of common shares outstanding—basic and diluted(2)	3,366,973	3,333,365	3,450,491	3,424,933	3,453,257

Pro forma net loss per common share—basic and diluted (unaudited)			$(5.10)		$(4.29)

Pro forma weighted average number of common shares outstanding—basic and diluted (unaudited)			5,344,315		6,006,371

(1) Includes non-cash stock-based compensation as follows:

Technology	$—	$—	$496	$—	$300
General and administrative	77	76	6,203	93	996

	$77	$76	$6,699	$93	$1,296

(2)	The weighted average number of common shares for all periods prior to April 30, 2010 is based on member units assuming conversion to common stock at the applicable rates effective upon reorganization as a corporation on April 30, 2010.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
Other Data: (unaudited)
Total paid memberships (end of period)(1)	333,489	411,727	602,882	496,731	821,769
Gross paid memberships added (in period)(2)	193,011	219,140	355,580	158,524	316,727
Marketing cost per paid membership acquisition (in period)(3)	$77	$74	$85	$98	$92
First-year membership renewal rate (in period)(4)	62%	67%	70%	68%	75%
Average membership renewal rate (in period) (4)	70%	73%	75%	74%	78%
Participating service providers (end of period)(5)	7,960	10,415	15,060	12,356	19,750
Total service provider contract value (end of period, in thousands)(6)	$22,489	$30,849	$43,050	$34,641	$55,647

(1)	Reflects the number of paid memberships at the end of each period presented.

(2)	Reflects the total number of new paid memberships added in a reporting period and includes both new paid memberships and conversions from unpaid memberships upon renewal.

(3)	Reflects marketing expense divided by gross paid memberships added in a reporting period.

(4)	First-year renewal rate reflects the percentage of paid memberships expiring in the reporting period after the first year of membership that are renewed, and average membership renewal rate reflects the percentage of all paid memberships expiring in the reporting period that are renewed. Renewal rates exclude monthly memberships.

(5)	Reflects the total number of service providers under contract for advertising at the end of the period.

(6)	Reflects the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation of a service provider to us, including amounts already recognized in revenue, over the stated term of the contract.

	As of June 30, 2011
	Actual	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash	$32,716	$
Working capital (deficit)	(10,368)
Total assets	51,424
Total deferred revenue	29,272
Long-term debt, including accrued interest	13,153
Convertible preferred stock	3
Common stock and additional paid-in capital	144,704
Stockholders’ deficit	(22,231)

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our common stock, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash, working capital, total assets, common stock and additional paid-in capital and stockholders’ deficit by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all other information set forth in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, operating results, cash flow and prospects. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred net losses since inception, and we expect to continue to incur net losses in the foreseeable future.

We have incurred significant net losses and have an accumulated deficit of $143.2 million as of June 30, 2011. As a result, we have funded our operations through equity and debt financings. A key element of our strategy has been to aggressively grow both the number of markets in which we offer our service and our penetration in each of these markets. In addition, we have expanded the number of local service provider categories that we maintain for our members’ review, launched new products and services for members and local service providers and significantly grown our service provider sales headcount and sales activity. We anticipate that our marketing, selling, operating and support and general and administrative expenses will continue to increase for the foreseeable future as we continue to invest in growing our paid membership base, increase the number and variety of our service provider categories, increase the number of service providers participating as advertisers, develop new marketing initiatives and enhance our technology platform. In particular, we intend to continue to invest substantial resources in marketing to acquire new paid memberships. This planned investment will consume a material portion of our cash flow and is expected to result in additional net losses and negative cash flow. We also expect to incur increased operating expenses as we hire additional personnel and invest in our infrastructure to support anticipated future growth and public company reporting and compliance obligations.

In the event that we achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenue does not grow or declines, or if our operating expenses exceed our expectations, our results of operations will be adversely affected. In addition, if our future growth and operating performance, or if our negative cash flow or losses resulting from our investment in membership acquisition fail to meet investor or analyst expectations, our operating results, financial condition and stock price could be materially adversely affected.

We have significantly increased our investment in member acquisition. If the revenue generated by new paid memberships differs significantly from our expectations, or if our membership acquisition costs or costs associated with servicing our members increase, we may not be able to recover our membership acquisition costs or generate profits from this investment.

We spent $30.2 million and $29.2 million on marketing to acquire new memberships in 2010 and in the first six months of 2011, respectively, and expect to continue to spend significant amounts to acquire additional memberships, primarily through national advertising. Our decisions regarding investments in membership acquisition are based upon our analysis of the revenue we have historically generated per paid membership over the expected lifetime of such membership. Our analysis of the revenue that we expect new paid memberships to generate over their lifetimes depends upon several estimates and assumptions, including membership renewal rates, future membership fees and incremental advertising revenue from service providers driven by increased penetration in a particular market. Due to our recent expansion, our experience with long-term financial and operating trends is limited to a relatively small proportion of our overall number of paid membership markets. Our experience in markets in which we presently have low penetration rates may differ from our more established markets.

Historically, our membership revenue per paid membership and service provider revenue per paid membership in a geographic market have increased with the maturity and corresponding increased penetration of such market. However, in recent periods we recorded declining total revenue per paid membership overall. This decline reflects a lag in our ability to leverage increased penetration in a market into increased advertising rates as our average contract term in effect as of June 30, 2011 was 13.7 months, and we are only able to increase rates for a given participating service provider upon contract renewal. In addition, the decline reflects rapid membership growth in less penetrated markets where the average membership revenue and service provider revenue per paid membership is lower and our adoption of an unbundled pricing structure in certain of our more established markets.

If our estimates and assumptions regarding the revenue we can generate from new paid memberships prove incorrect, or if the revenue generated by new paid memberships over the periods such members continue to subscribe differs significantly from that of paid memberships acquired in prior periods, we may be unable to recover our membership acquisition costs or generate profits from our investment in acquiring new paid memberships. Moreover, if our membership acquisition costs or the costs associated with servicing our members increase, the return on our investment may be lower than we anticipate irrespective of the revenue generated by new memberships. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be adversely affected.

Our business depends on the strength of our brand, which has been built by the trust of consumers, and the failure to maintain that trust would damage our brand and harm our ability to maintain or expand our base of paid memberships and participating service providers.

Trust in the integrity of the “Angie’s List” brand and in the objective, unbiased nature of our ratings and reviews has contributed significantly to our ability to attract new paid memberships and participating service providers. Maintaining consumer trust and enhancing our brand will depend largely on our ability to maintain our commitment to and reputation for placing the interests of the consumer first. If our existing or potential members perceive that we are not focused primarily on helping them make more informed purchasing decisions about local services transactions or that the advertising revenue we receive from service providers interferes with the objective rating of service providers on the basis of member reviews, our reputation and the strength of our brand will be adversely affected. Complaints or negative publicity about our sales and business practices, services, personnel and customer service, irrespective of their validity, and data privacy and security issues could diminish consumers’ confidence in and the use of our service and adversely impact our brand. Trust in our brand will also suffer if we are not able to maintain the quality and integrity of the ratings and reviews that appear on Angie’s List. While we use various technology-based algorithms and filters to detect fraudulent reviews, and we believe that our prohibition of anonymous reviews provides a degree of traceability and accountability not present in other websites, we cannot guarantee the accuracy of our members’ reviews. Moreover, as our base of paid memberships expands and the number of local service providers rated and reviewed by our members grows, we may see an increase in fraudulent or inaccurate reviews. If fraudulent or inaccurate reviews—positive or negative—increase on Angie’s List and we are unable to effectively identify and remove such reviews, the overall quality of our ratings and reviews would decrease, our reputation as a source of trusted ratings and reviews may be harmed and consumers and local service providers may be deterred from using our products and services. We regularly employ steps designed to ensure that consumer reviews are not inaccurate or fraudulent and that service providers are rated according only to member reviews of them rather than their advertising with us or any other factor. If such steps prove ineffective or if members otherwise believe that we are not objective, we could lose their trust, and our brand and business could be harmed.

Our brand may also be harmed by factors outside of our control. Because our members use our service to gather information about projects that carry a high risk of failure if they are performed incompetently, poor performance by local service providers that are highly rated by our members could undermine our reputation for quality and integrity. We cannot be certain that highly-rated local service providers will perform to the satisfaction of our members. In addition, our brand could be harmed if others use any of our trademarks inappropriately. For example, local service providers may use our trademarks without our permission, including our “Super Service Award,” which is available only to local service providers that have maintained superior service ratings. We have in the past taken, and will in the future take, action, including initiating litigation, to protect our trademarks and the integrity of our brand. If such efforts are unsuccessful, our brand and our business would be adversely affected.

If our efforts to increase the number of our paid memberships, to retain existing paid memberships and to maintain high levels of member engagement are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and to generate both membership revenue and service provider revenue depends on attracting new paid memberships, retaining our existing paid membership base and maintaining high levels of member engagement. We must convince prospective members of the benefits of our service and existing members of its continuing value. In addition, we must convince our members to submit reviews of local service providers to our database. We are dependent upon increased penetration and active member engagement in each of our markets to grow our database of reviews of local service providers, and in turn to enhance the value of our service to other members and prospective members in that market and to increase membership revenue per paid membership. We also depend on growing our paid membership base to increase our service provider revenue in that market by driving greater participation by service providers in our advertising programs and higher advertising rates. We cannot assure you that we will be successful in maintaining or expanding our paid membership base, or in increasing our revenue per paid membership.

In addition, we have historically relied upon high membership renewal rates and “word of mouth” referrals from existing members to maintain and grow our paid membership base. If our efforts to satisfy our existing members are not successful, we may not be able to maintain our renewal rates or continue receiving those referrals. Furthermore, although we use our number of paid memberships as one indicator of the growth of our business, some of our members may not actively use our service or submit reviews of local service providers to our database. If member engagement does not meet our expectations, we may lose members or service providers who advertise with us, and our revenue may not increase or may decline.

Our ability to increase the number of our paid memberships and to maintain high levels of member engagement will require us to address a number of challenges, and we may fail to do so successfully. Some of these challenges include:

•	continuing to build our database of member-generated ratings and reviews of local service providers;

•	increasing the number and variety of local service providers reviewed by our members;

•	delivering our members relevant, high-quality discount, coupon and other promotional offers from our participating local service providers; and

•	continuing to innovate and keep pace with changes in technology and our competitors.

Our inability to increase the number of our paid memberships and to maintain high levels of member engagement would have an adverse effect on our growth prospects, operating results and financial condition.

Any failure to convince local service providers of the benefits of advertising with us would harm our business.

For 2010 and the six months ended June 30, 2011, we derived 57% and 61%, respectively, of our revenue from the sale of advertising to service providers, and we expect to continue to derive an increasing percentage of our revenue from the sale of advertising to service providers in the future. Our ability to attract and retain participating service providers and, ultimately, to generate advertising revenue depends on a number of factors, including:

•	increasing the number of paid memberships in our existing markets;

•	maintaining high levels of member engagement;

•	competing effectively for advertising dollars with other online and offline advertising providers; and

•	continuing to develop and diversify our advertising platform.

Historically, advertising markets for local service providers have been dominated by traditional offline advertising media, such as broadcast and cable television, broadcast radio, newspapers and the Yellow Pages. We offer both offline and online advertising products to eligible local service providers, and our business will depend in part on local service providers’ willingness to pay for our advertising products. Local service providers may view advertising with us as experimental and its long-term effectiveness as unproven, and may choose not to advertise with us, or may leave us for competing alternatives upon expiration or termination of their agreements with us. Failure to demonstrate the value of our service would result in reduced spending by, or loss of, existing or potential future participating service providers, which would materially harm our revenue and business.

Unlike competitors such as Yellow Pages, we do not employ local “feet on the street” sales forces to sell advertising to service providers and instead rely on call center sales personnel. This lack of a personal connection with local service providers may impede us in growing service provider revenue. As we grow, we will need to recruit, integrate and retain additional skilled and experienced call center sales personnel who can demonstrate our value proposition to service providers and increase the monetization of our membership base. We will be adversely affected if we hire poorly and if sales personnel do not reach levels of effectiveness within a period of time consistent with our historical experience, or if we are unable to convince service providers to advertise with us through our call center model.

Our success depends in part upon our ability to increase our service provider revenue per paid membership as we increase our market penetration.

Historically, our service provider revenue per paid membership in a given market has generally increased with market penetration because we have attracted more service providers and charged higher advertising rates as the pool of members using our service to actively seek local service providers has grown. Because we only increase advertising rates at the time of contract renewal, such rate increases in a given market may trail increases in market penetration. In addition, in certain markets we have not increased our advertising rates in a given market as rapidly as the number of paid memberships has grown. Moreover, trends in market penetration and growth in service provider revenue per paid membership in our larger or less penetrated markets have differed from our experiences in our smaller or more penetrated markets. Accordingly, growth of our membership may not result in service provider revenue increases until future periods, if at all. In addition, we are subject to risks associated with the credit quality of our service providers. If a service provider to whom we have provided advertising services is unable to meet its contractual obligations with us, our service provider revenue could decrease, and our results of operations could be harmed.

We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

We compete for both members and service providers with a range of established and emerging companies. We compete for members on the basis of a number of factors, including breadth of service provider listings, reliability of our content, breadth, depth and timeliness of information and strength and recognition of our brand. We compete for a share of local service providers’ advertising budgets on the basis of a number of factors, including return on investment, our high quality membership profile, effectiveness and relevance of our service providers’ discount offers to our members, our pricing structure and recognition of our brand. Our current competitors for memberships and service providers include a number of traditional offline consumer resources, such as the Yellow Pages and Consumers’ CHECKBOOK. Many of these competitors also have consumer reviews and information about service providers available online. We also compete with “free to consumer” online ratings websites and referral services funded directly by service providers or by service provider advertising, such as ServiceMagic, Inc., the “Diamond Certified” directory operated by American Ratings Corporation, Yelp, Inc., Kudzu, an indirect subsidiary of Cox Enterprises, Inc., and Insider Pages, an indirect subsidiary of IAC/InterActiveCorp. In our Angie’s List Health & Wellness categories, we compete for members with other online resources for patients, such as RateMDs, Inc. and Health Grades, Inc. Across all categories, we also compete with established Internet companies such as Facebook, Inc., Google Inc., Groupon, Inc., LivingSocial, Inc., Microsoft Corporation and Yahoo! Inc., who have significantly greater resources and name recognition than we do.

To compete effectively for members, we must continue to invest significant resources in marketing and in the development of our products and services to enhance value for members. To compete effectively for service provider revenue, we must continue to invest significant resources in our sales force, in the development of existing and new advertising products, the acquisition of new paid memberships and the collection of our members’ reviews of local service providers. Many of our competitors for service providers utilize local sales forces or “feet on the street,” and we may be at a disadvantage as a result of our call center-based sales model. Failure to compete effectively against our current or future competitors could result in loss of current or potential participating service providers or a reduced share of our participating service providers’ overall advertising budget, which could adversely affect our pricing and margins, lower our service provider revenue and prevent us from achieving or maintaining profitability. We cannot assure you that we will be able to compete effectively for memberships or service providers in the future against existing or new competitors, and the failure to do so could result in loss of existing or potential paid memberships, reduced membership base and service provider revenue, increased marketing or selling expenses or diminished brand strength, any of which could harm our business.

If we are unable to replicate our performance in our larger markets, our operating results and financial condition will be harmed.

Our penetration rates in a number of our larger geographic markets lag those of our mid-size markets. Many of our largest markets, including New York City, Los Angeles and San Francisco, were converted to paid status beginning in 2006 and 2007, and these markets have produced the largest number of new members in recent years. However, the penetration rate in these larger markets has lagged, on a percentage basis, those of our mid-size markets that converted in the same time frame. We believe that a principal reason for the lower penetration rates in our larger markets is the manner in which we market Angie’s List. We have chosen to spend 100% of our marketing dollars on national advertising. We believe that this advertising strategy provides us the most cost-efficient manner of acquiring new paid memberships. However, advertising nationally means we deliver the same volume of advertising regardless of the size of market. Since each market differs in terms of the number of advertising outlets available, the impact of our spending on national advertising varies across markets. In our experience, smaller markets typically have fewer advertising outlets available than larger markets. We believe the same volume of advertising in a smaller market is more effective in building brand awareness and generating new memberships than in larger markets. We expect to continue to allocate our marketing dollars in accordance with our national advertising strategy and accordingly expect to continue to see lower relative penetration rates in the larger markets.

Slower penetration of our larger markets may delay or prevent us from increasing membership revenue per paid membership and service provider revenue per paid membership in these markets. While cohorts that consist of small and medium markets, such as our post-2007 cohort, may achieve greater penetration over a shorter period of time than the larger markets in our earlier cohorts, total revenue generated by these markets may not offset slower growth in our larger markets. If we are unable to replicate our performance in our larger and less penetrated markets, or if growth in larger or less penetrated markets is significantly slower than we anticipate, our operating results and financial condition could be harmed.

Interruptions or delays in service arising from our own systems or from our third-party data center could impair the delivery of our service and harm our business.

We rely in part upon third-party vendors, including data center, Internet infrastructure and bandwidth providers, to provide our products and services to our members and service providers. We do not control the operation of the third-party facilities, and both our own facilities and the third-party data center facility are vulnerable to damage or interruption from tornadoes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, and technical security measures, terrorist acts, human error, the financial insolvency of the third-party provider and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and unauthorized access to, or alteration of, the content and data contained on our systems and the content and data that these third-party vendors store and deliver on our behalf.

We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We have experienced, and expect to continue to experience, interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with our members, our brand and reputation and our ability to attract, retain and serve our members and service providers.

If we fail to effectively manage our growth, our business, operating and financial results may suffer.

We have recently experienced, and expect to continue to experience, significant growth in new and existing markets, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources, and we expect that our marketing cost per paid membership acquisition may increase in the near term. Continued growth also could strain our ability to maintain reliable service levels for our members and participating service providers, to effectively monetize our membership base, to develop and improve our operational, financial and management controls, to enhance our reporting systems and procedures and to recruit, train and retain highly skilled personnel. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure and may determine we need to open additional operational locations, such as call centers, to support our advertising sales, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency, or if we fail to allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition may suffer.

We may not maintain our current rate of revenue growth.

Our paid membership base has grown rapidly in recent periods in new and existing markets. As a result, our membership revenue and service provider revenue have increased quickly and substantially. We believe that our continued revenue growth will depend on, among other factors, our ability to:

•	improve our penetration of our existing markets by efficiently deploying marketing expenditures to attract new paid memberships and by retaining our existing paid memberships in these markets;

•	maintain high levels of member engagement and the quality and integrity of our members’ reviews of local service providers;

•	increase the number and variety of local service providers reviewed by our members and convince highly-rated local service providers to advertise with us;

•	retain service providers that currently advertise with us and convince them to increase their advertising spending with us;

•	continue to develop and diversify our product offerings for local service providers;

•	recruit, integrate and retain skilled and experienced sales personnel who can demonstrate our value proposition to service providers;

•	provide our members and local service providers with superior user experiences;

•	react to changes in technology and challenges from existing and new competitors; and

•	increase awareness of our brand.

We cannot assure you that our paid membership base or our service provider participation will continue to grow or will not decline as a result of increased competition and the maturation of our business. If our growth rates were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

Our future growth depends in part on our ability to effectively develop and sell additional products, services and features.

We invest in the development of new products, services and features with the expectation that we will be able to effectively offer them to consumers and local service providers. For example, in 2008 and 2009, respectively, we launched our Angie’s List Health & Wellness and Classic Car offerings, to which our members can subscribe for an additional fee or as part of a bundled offering. We plan to continue to develop or potentially acquire vertical offerings that address other “high cost of failure” segments of the market for local services. In addition, we plan to develop and sell additional advertising products to qualified local service providers. Our future growth depends in part on our ability to sell these products and services, as well as additional features and enhancements to our existing offerings. If these efforts are not successful, our business may suffer. Further, many of our current and potential service provider advertisers have modest advertising budgets. Accordingly, we cannot assure you that the successful introduction of new products or services will not adversely affect sales of our current products and services or that service providers that currently advertise with us will increase their aggregate spending as a result of the introduction of new products and services.

We invest in features, functionality and customer support designed to drive traffic and increase engagement with members and service providers; however, these investments may not lead to increased revenue.

Our future growth and profitability will depend in large part on the effectiveness and efficiency of our efforts to convert consumers and local service providers who visit Angie’s List into paid memberships and participating service providers, respectively. We have made and will continue to make substantial investments in features and functionality for our website that are designed to drive online traffic and user engagement, and in customer support for local service providers who do not advertise with us. These activities do not directly generate revenue, and we cannot assure you that we will reap any rewards from these investments. If the expenses that we incur in connection with these activities do not result in sufficient growth in paid members and participating service providers to offset their cost, our business, financial condition and results of operations will be adversely affected.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our revenue and operating results vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period to period basis may not be meaningful. In addition to other risk factors discussed in this “Risk Factors” section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to retain our current paid memberships and build our paid membership base;

•	our ability to retain our service providers that currently advertise with us, and convince them to increase their advertising spending with us;

•	our revenue mix and any changes we make to our membership fees or other sources of revenue;

•	our marketing costs or selling expenses;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	costs associated with defending any litigation or enforcing our intellectual property rights;

•	the impact of economic conditions in the United States on our revenue and expenses; and

•	changes in government regulation affecting our business.

Seasonal variations in the behavior of our members and service providers also may cause fluctuations in our financial results. For example, we expect to experience some effects of seasonal trends in member and service provider behavior due to decreased demand for home improvement services in winter months. In addition, advertising expenditures by local service providers tend to be discretionary in nature and may be sporadic, reflecting overall economic conditions, the economic prospects of specific local service providers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. While we believe seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business will be subject to seasonality in the future, which may result in fluctuations in our financial results.

Our revenue may be negatively affected if we are required to charge sales tax or other transaction taxes on all or a portion of our past and future sales in jurisdictions where we are currently not collecting and reporting tax.

We currently only charge and collect sales or other transaction taxes in certain of the jurisdictions in which we do business. A successful assertion by any state, local jurisdiction or country in which we do not charge and collect such taxes that we should be collecting sales or other transaction taxes on the sale of our products or services, or the imposition of new laws requiring the collection of sales or other transaction taxes on the sale of our products or services, could result in substantial tax liabilities related to past sales, create increased administrative burdens or costs, discourage consumers and service providers from purchasing products or services from us, decrease our ability to compete or otherwise substantially harm our business and results of operations.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success depends in part upon the continued service of key members of our management team as well as our ability to attract and retain highly skilled and experienced sales, technical and other personnel. Our co-founders, William S. Oesterle and Angie Hicks, are critical to our overall management as well as the development of our culture and strategic direction. In particular, the reputation, popularity and talent of Ms. Hicks is an important factor in public perceptions of Angie’s List, and the loss of her services or any repeated or sustained shifts in public perceptions of her could adversely affect our business.

In addition, qualified individuals are in high demand in the Internet sector, and we may incur significant costs to attract them. Competition for these personnel is intense, and we may not be successful in attracting and retaining qualified personnel. Many of the companies with which we compete for experienced personnel have greater resources than us. In addition, in making employment decisions, particularly in the technology sector, job candidates often consider the value of the stock options they are to receive in connection with their employment. We have historically relied primarily on cash, rather than equity, compensation for the majority of our workforce. As such, we may have difficulty competing on a national scale for candidates focused on equity incentives. If we are unable to attract and retain executive officers and key personnel to our headquarters in Indianapolis, Indiana, or integrate recently hired executive officers and key personnel, our business, operating results and financial condition could be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

We believe that a critical component of our success has been our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in an environment designed to promote openness, honesty, mutual respect and the pursuit of common goals. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain personnel, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to operate or expand our business. In addition, some of the strategic initiatives we have in early stages of development may require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. For example, our debt agreements contain various restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions, and any debt financing secured by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and pursue business opportunities. If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of our common stock. Furthermore, volatility in the credit or equity markets may have an adverse effect on our ability to obtain debt or equity financing or the cost of such financing. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology and pursue business opportunities, we may not be able to service our existing members, acquire new members or attract or retain participating service providers, which could have an adverse effect on our business, operating results and financial condition.

We have had a material weakness in our internal control over financial reporting.

In connection with the preparation of our financial statements as of and for the year ended December 31, 2010, our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to: (i) the period of time over which initiation fees were recognized; (ii) the amortization period associated with data acquisition costs; (iii) expenses related to warrants issued in connection with our 2008 debt facility; and (iv) the recognition of sales tax expense in certain states, and in each case we adjusted the results of prior periods. Specifically:

•	We had previously amortized initiation fees from our members over the length of the member contract, and we now amortize initiation fees over the expected life of the member based on our experience.

•	We had previously amortized data acquisition costs that we acquired over ten years, and we now amortize data acquisition costs over three years.

•

We had previously valued the warrant to purchase common stock issued to our lender in connection with our 2008 debt facility at a fixed amount negotiated with the lender. We revalued the warrant at its fair value at the time of grant.

•	We had not previously recognized state sales tax expense, and we now have adopted appropriate provisions in that regard.

Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. While we believe that we have remediated the material weakness identified by our independent registered public accounting firm, we cannot assure that there will not be additional material weaknesses and significant deficiencies that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with listing requirements of our stock exchange.

In addition, we will need to evaluate our internal controls over financial reporting in connection with Section 404 of the Sarbanes Oxley Act in our annual report for 2011, and our auditors will be required to attest to our internal controls over financial reporting starting with our annual report for 2012. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management, as well as our auditors’ attestation report on our internal controls over financial reporting. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. If we identify one or more material weaknesses in our internal control over financial reporting during the evaluation and testing process, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Because we recognize membership revenue over the term of the membership and recognize service provider revenue ratably over the relevant contract period, downturns or upturns in membership or in service provider advertising may not be immediately reflected in our operating results.

We recognize membership revenue ratably over the term of a paid subscription and recognize service provider revenue ratably over the time period during which the advertisements are run. Because 87% of our members subscribed on an annual or multi-year basis as of June 30, 2011, a large portion of our membership revenue for each quarter reflects deferred revenue from memberships purchased in previous quarters. Similarly, because our service provider contracts in effect as of June 30, 2011 run for an average of 13.7 months, a large portion of our service provider revenue each quarter reflects purchasing decisions made in prior periods. Therefore, an increase or decrease in new or renewed memberships or new or renewed service provider contracts in any one quarter will not necessarily be fully reflected in our revenue for that quarter but will affect our revenue in future quarters. Accordingly, the effect of significant downturns or upturns in membership or advertising sales may not fully impact our results of operations until future periods.

We may suffer liability as a result of our members’ ratings or reviews.

Although our terms of use specifically require members to represent that their ratings and reviews are based on their actual first-hand experiences and are accurate, truthful and complete in all respects, and that they have the right and authority to grant us a license to publish their reviews, we do not have the ability to verify the accuracy of these representations on a case-by-case basis. There is a risk that a member may supply a review that would be considered defamatory or otherwise offensive, objectionable or illegal under applicable law. Therefore, there is a risk that publication on our website of our members’ ratings and reviews may give rise to a suit against us for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability, breach of contract, unfair competition, discrimination, antitrust or other legal claims. From time to time, we have been involved in claims and lawsuits based on the contents of our members’ reviews, including claims of defamation. We expect that we will be subject to similar claims in the future, which may result in costly and time-consuming litigation, liability for money damages and injury to our reputation.

Failure to comply with federal and state laws and regulations relating to privacy and security of personal information, including personal health information, could result in liability to us, damage our reputation and harm our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of personal information. We collect and utilize demographic and other information from and about our members as they interact with our service. We also may collect information from our members when they provide ratings and reviews of local service providers, participate in polls or contests or sign up to receive email newsletters. Further, we use tracking technologies, including “cookies,” to help us manage and track our members’ interactions with our service and deliver relevant advertising. Claims or allegations that we have violated laws and regulations related to privacy and data security could in the future result in negative publicity and a loss of confidence in us by our members and our participating service providers, and may subject us to fines by credit card companies and the loss of our ability to accept credit and debit card payments. In addition, we have posted privacy policies and practices concerning the collection, use and disclosure of member data on our websites and mobile applications. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices.

In rating and reviewing health care or wellness providers, our members may post personal health information about themselves or others, and the health care or wellness providers reviewed by members may submit responses that contain private or confidential health information about reviewing members or others. While we strive to comply with applicable privacy and security laws and regulations regarding personal health information, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose members and participating service providers, which could adversely affect our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols for personal information, including personal health information, imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. However, such laws and regulations are evolving and subject to potentially differing interpretations, and federal and state legislative and regulatory bodies may expand current or enact new laws or regulations regarding privacy matters. We are unable to predict what additional legislation or regulation in the area of privacy of personal information could be enacted or its effect on our operations and business.

If our security measures are breached and unauthorized access is obtained to our members’ data, our service may be perceived as not being secure and members and service providers may curtail or terminate their use of our service.

Our service involves the storage and transmission of our members’ proprietary information, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to our members’ data, our reputation may be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose members and service providers, which could adversely affect our business.

We are subject to a number of risks related to accepting credit card and debit card payments.

We accept payments from our members primarily through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our service, which could cause us to lose members and membership revenue, or suffer an increase in our operating expenses, either of which could adversely affect our operating results.

If we or any of our processing vendors have problems with our billing software, or if the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards on a timely basis or at all, we could lose membership revenue, which could harm our operating results.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We currently comply with the Payment Card Industry Data Security Standard, or PCI DSS, a security standard with which companies that collect, store or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. Changes to the PCI DSS standard over time could cause us to become noncompliant. Our failure to comply fully with the PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. There is no guarantee that we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and results of operations.

If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for many or all categories of credit and debit card transactions, credit card companies and debit card issuers may increase our fees or terminate their relationship with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

As we develop and sell new products, services and features, we may be subject to additional and unexpected regulations, which could increase our costs or otherwise harm our business.

As we develop and sell products and services that address new segments of the market for local services and expand our advertising solutions, we may become subject to additional laws and regulations, which could create unexpected liabilities for us, cause us to incur additional costs or restrict our operations. For example, our Angie’s List Health & Wellness offerings may become subject to complex federal and state health care laws and regulations, the application of which to specific products and services is unclear. Many existing health care laws and regulations, when enacted, did not anticipate the online health and wellness information and advertising products and services that we provide; nevertheless, they may be applied to our products and services.

In addition, the application of certain laws and regulations to some of our promotions are uncertain. These include laws and regulations such as the Credit Card Accountability Responsibility and Disclosure Act of 2009, or the CARD Act, and unclaimed and abandoned property laws. If these promotions were subject to the CARD Act or any similar state or foreign law or regulation, we may be required to record liabilities with respect to unredeemed promotions and we may be subject to additional fines and penalties.

From time to time, we may be notified of additional laws and regulations which governmental organizations or others may claim should be applicable to our business. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could create liability for us, result in adverse publicity or cause us to alter our business practices, which could cause our revenue to decrease, our costs to increase or our business otherwise to be harmed.

Our business depends on our ability to maintain and scale the network infrastructure necessary to operate our websites and applications.

Our members access reviews and other information through our websites and applications. Our reputation and ability to acquire, retain and serve our members and service providers are dependent upon the reliable performance of our websites and applications and the underlying network infrastructure. As our membership base and the amount of information shared on our websites and applications continue to grow, we will need an increasing amount of network capacity and computing power. We have made, and expect to continue to make, substantial investments in data centers, equipment and related network infrastructure to handle the traffic on our websites and the data submitted to us by our members. The operation of these systems is expensive and complex and could result in operational failures. In the event that our membership base or the amount of traffic on our websites and applications grows more quickly than anticipated, we may be required to incur significant additional costs. If we do not maintain or expand our network infrastructure successfully, or if we experience operational failures, our reputation could be harmed and we could lose current and potential members and participating service providers, which could harm our operating results and financial condition.

We may not be able to successfully prevent other companies, including copycat websites, from misappropriating our data in the future.

From time to time, third parties have attempted to misappropriate our member-generated ratings and reviews and other data regarding our service providers through website scraping, search robots or other means. We have deployed several technologies designed to detect and prevent such efforts. However, we may not be able to successfully detect and prevent all such efforts in a timely manner or assure that no misuse of our data occurs.

In addition, third parties operating “copycat” websites have attempted to misappropriate data from our network and to imitate our brand or the functionality of our website. When we have become aware of such efforts by other companies, we have employed technological or legal measures in an attempt to halt their operations. However, we may not be able to detect all such efforts in a timely manner, or at all, and even if we could, the technological and legal measures available to us may be insufficient to stop their operations. In some cases, particularly in the case of companies operating outside of the United States, our available remedies may not be adequate to protect us against the damage to our business caused by such websites. Regardless of whether we can successfully enforce our rights against the operation of these websites, any measures that we may take could require us to expend significant financial or other resources and have a significantly adverse effect on our brand.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

We rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, as well as contractual restrictions, to safeguard our intellectual property. We do not have any patents or pending patent applications. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our digital content, aspects of our solutions for members and service providers, our technology, software, branding and functionality, or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. As we expand internationally, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States.

Our digital content is not protected by any registered copyrights or other registered intellectual property. Rather, our digital content is protected by statutory and common law rights, user agreements that limit access to and use of our data and by technological measures. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

We have registered 21 trademarks in the United States, including “Angie’s List,” and as of June 30, 2011, we had one pending trademark application in the United States and two pending trademark applications in Canada. Some of our trade names may not be eligible to receive trademark protection. Trademark protection may also not be available, or sought by us, in every country in which our service may become available online. Competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly confusing consumers and local service providers. Moreover, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate marks similar to our trademarks. In addition, in the past, some local service providers have used our trademarks inappropriately or without our permission, including our “Super Service Award,” which is available only to local service providers that have maintained superior service ratings. We have taken in the past and may in the future take action, including initiating litigation, to protect our intellectual property rights and the integrity of our brand, but these efforts may prove costly, ineffective or both.

We currently hold the “Angie’s List” Internet domain name and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in the United States or any other country, we would be forced to incur significant additional expense to market our solutions, including the development of a new brand and the creation of new promotional materials, which could substantially harm our business and operating results. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the “Angie’s List” name in all of the countries in which we currently intend to conduct business.

In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our personnel, consultants and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information, and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors being able to obtain our trade secrets or to independently develop technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective, could result in substantial costs and diversion of resources and could substantially harm our operating results.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Some Internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s patent or copyright rights; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, operating results and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain services subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. Such open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, becomes subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, nor incorporates, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

We rely on third parties to provide software and related services necessary for the operation of our business.

We incorporate and include third-party software into and with our product and service offerings and expect to continue to do so. The operation of our product and service offerings could be impaired if errors occur in the third-party software that we use. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. We cannot assure you that any third-party licensors will continue to make their software available to us on acceptable terms, or at all, or to invest the appropriate levels of resources in their software to maintain and enhance its capabilities or to remain in business. Any impairment in our relationships with these third-party licensors could have an adverse effect on our business, results of operations, cash flow and financial condition. These third-party in-licenses may expose us to increased risk, including risks associated with the assimilation of new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in solution development until equivalent technology can be identified and integrated. Any such delays in services could cause our business, operating results and financial condition to suffer.

Covenants in our debt agreements may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely affected.

Our debt agreements contain various restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions. We are also required to maintain certain financial covenants. On March 14, 2011, we obtained a waiver of events of default under our secured term loan facility and our senior subordinated note related to our noncompliance with certain financial covenants as of December 31, 2010. In addition, in June 2011 we obtained a waiver under our secured term loan facility and our senior subordinated note relating to the untimely delivery of our financial statements. We also entered into an amendment to the note purchase agreement related to the senior subordinated note providing for an adjustment to the financial covenants therein. As of June 30, 2011, we were in compliance with these amended financial covenants.

Our ability to meet these restrictive covenants can be affected by events beyond our control, and we may be unable to do so. In addition, our failure to maintain effective internal controls to measure compliance with our financial covenants could affect our ability to take corrective actions on a timely basis and could result in our being in breach of these covenants. Our debt agreements provide that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under one or more of our debt agreements to be immediately due and payable. If we are unable to repay those amounts, our financial condition could be adversely affected.

Because we generate substantially all of our revenue in the United States, a decline in aggregate demand for local services in the United States could cause our revenue to decline.

Substantially all of our revenue is from members and participating service providers in the United States. Consequently, a decline in consumer demand for local services, particularly in the home improvement and health and wellness segments, or for consumer ratings and reviews could have a disproportionately greater impact on our revenue than if our geographic mix of revenue was less concentrated. In addition, because expenditures by service providers generally tend to reflect overall economic conditions, to the extent that economic growth in the United States remains slow, reductions in advertising by local service providers could have a serious impact on our service provider revenue and negatively impact our business.

If use of the Internet does not continue to increase, our growth prospects will be harmed.

Our future success is substantially dependent upon the continued use of the Internet as an effective medium of business and communication by consumers. Internet use may not continue to develop at historical rates, and consumers may not continue to use the Internet to research and hire local service providers. In addition, the Internet may not be accepted as a viable resource for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to Internet servers or to users’ computers; and

•	excessive governmental regulation.

Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our growth prospects are also significantly dependent upon the availability and adoption of broadband Internet access and other high-speed Internet connectivity technologies.

We face many risks associated with our long-term plan to expand our operations outside of the United States.

Expanding our operations into international markets is an element of our long-term strategy. However, offering our products and services outside of the United States involves numerous risks and challenges. Most importantly, acquiring paid memberships in foreign countries and convincing foreign service providers to advertise with us would require substantial investment by us in local advertising and marketing, and there can be no assurance that we would succeed or achieve any return on this investment. In addition, international expansion would expose us to other risks such as:

•	the need to modify our technology and sell our products and services in non-English speaking countries;

•	the need to localize our products and services to the preferences and customs of foreign consumers and local service providers;

•	difficulties in managing operations due to language barriers, distance, staffing, cultural differences and business infrastructure constraints;

•	our lack of experience in marketing, and encouraging viral marketing, in foreign countries;

•	application of foreign laws and regulations to us, including more stringent consumer and data protection laws;

•	fluctuations in currency exchange rates;

•	risk of member or local service provider fraud;

•	reduced or ineffective protection of our intellectual property rights in some countries; and

•	potential adverse tax consequences associated with foreign operations and revenue.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter foreign markets, or entry into foreign markets could be delayed, which could harm our business, operating results and financial condition.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to expand our product and service offerings and grow our business in response to changing technologies, member and service provider demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or technologies rather than through internal development. We have limited experience acquiring other businesses and technologies. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, even if we successfully acquire additional businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or technology. In addition, we may unknowingly inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business or technology fails to meet our expectations, our operating results, business and financial condition may suffer.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

At December 31, 2010, we had federal and state net operating loss carryforwards of approximately $35.0 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced an ownership change in the past and may experience ownership changes in the future as a result of this issuance or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset United States federal and state taxable income and taxes may be subject to limitations.

Our business is subject to the risks of tornadoes, floods, fires and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from tornadoes, floods, fires, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins or similar events. For example, a significant natural disaster, such as a tornado, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for such losses that may occur. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We currently have limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high quality service to our members and service providers, such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

Risks Related to this Offering and Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, and the trading price of our common stock is likely to be volatile.

Prior to this offering, there has been no public market for shares of our common stock. An active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representative of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our solutions;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of shares of our common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of listed companies. In addition, the recent distress in the financial markets has also resulted in extreme volatility in securities prices. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.

After the completion of the offering, we will have          outstanding shares of common stock (         shares of common stock if the underwriters exercise in full their option to purchase additional shares). The shares of our common stock that we are selling in this offering may be resold immediately in the public market. Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and officers and substantially all of our stockholders and option holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See “Shares Eligible for Future Sale” elsewhere in this prospectus. Sales of a substantial number of such shares upon expiration (or the perception that such sales may occur), or early release, of the lock-up could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of our common stock immediately after this offering. As a result, you will pay a price per share that substantially exceeds the amount by which the book value of our tangible assets exceeds liabilities. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $         per share in the net tangible book value of our common stock from the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. This dilution is due in part to the fact that our existing investors paid substantially less than the initial public offering price when they purchased their shares of common stock. To the extent outstanding stock options and warrants are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their overallotment option to purchase additional shares from us, investors in this offering will experience additional dilution. See the section captioned “Dilution” for additional information.

We have incurred and will continue to incur increased costs as a result of becoming a reporting company.

We have faced and will continue to face increased legal, accounting, administrative and other costs as a result of becoming a reporting company that we did not incur as a private company. In addition to Section 404 discussed above, rules implemented by the SEC and the Public Company Accounting Oversight Board have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. For example, prior to consummation of this offering we will add independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect to incur substantially higher costs to obtain directors’ and officers’ insurance. In addition, as we gain experience with the costs associated with being a reporting company, we may identify and incur additional overhead costs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the price and trading volume of our stock likely would be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management generally will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. We expect that we will use the net proceeds of this offering to fund increased advertising to achieve membership growth, development of our products and services and for general corporate purposes, including working capital, selling and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of businesses and assets that we believe are complementary to our own; however, we do not have any agreements or commitments for any specific acquisitions at this time. We have not otherwise allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Because some existing stockholders will together beneficially own approximately     % of our outstanding stock after this offering, the voting power of other stockholders, including purchasers in this offering, will be effectively limited.

After this offering, it is anticipated that our officers, directors, greater than 5% stockholders and their affiliates will beneficially own or control, directly or indirectly,          shares of common stock, which in the aggregate will represent approximately     % of the outstanding shares of common stock, assuming no exercise of the underwriters’ overallotment option. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different from yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed immediately prior to the effectiveness of the offering, contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

•	a classified board of directors with three year staggered terms, which could delay the ability of stockholders to replace a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer, our President or our Secretary, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to amend our amended and restated certificate of incorporation or amended and restated bylaws to facilitate a hostile acquisition;

•

the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquiror to amend our amended and restated bylaws to facilitate a hostile acquisition; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under the General Corporation Law of the State of Delaware, or the DGCL. Under Section 203 of the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or (i) our board of directors approves the transaction prior to the stockholder acquiring the 15% ownership position, (ii) upon consummation of the transaction that resulted in the stockholder acquiring the 15% ownership position, the stockholder owns at least 85% of the outstanding voting stock (excluding shares owned by directors or officers and shares owned by certain employee stock plans) or (iii) the transaction is approved by the board of directors and by the stockholders at an annual or special meeting by a vote of 66 2/3% of the outstanding voting stock (excluding shares held or controlled by the interested stockholder). These provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage potential takeover attempts.

We do not intend to pay dividends for the foreseeable future.

We never have declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. In addition, our debt agreements restrict our ability to make distributions to our stockholders. We anticipate that we will retain any future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our financial performance, including our revenue, operating expenses and ability to achieve or sustain profitability;

•	our ability to accurately measure and predict revenue per paid membership, membership acquisition costs or costs associated with servicing our members;

•	our ability to protect our brand and maintain our reputation among consumers and local service providers;

•	our efforts to increase the number of our paid memberships, retain existing paid memberships and maintain high member engagement;

•	our ability to convince local service providers to advertise on our service;

•	our ability to increase our pricing on memberships and service provider contracts as we increase our market penetration;

•	our ability to compete for members and advertising spending with existing and future competitors;

•	our ability to replicate our business model in our less penetrated markets;

•	our capacity to effectively develop and sell additional products, services and features;

•	our success in converting consumers and local service providers into paid memberships and participating service providers;

•	our ability to maintain the integrity of our member-generated content;

•	our ability to retain and hire necessary personnel;

•	our long-term international expansion plans;

•	our ability to stay abreast of modified or new laws and regulations applying to our business, including those regarding sales or transaction taxes and privacy regulation;

•	our ability to adequately protect our intellectual property; and

•	economic conditions in the United States and their impact on consumer and advertising spending.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

Some of the industry and market data contained in this prospectus are based on data collected by third parties, including The Nielsen Company (“Nielsen”), LogicLab LLC and ESRI Business Information Solutions (“ESRI”), or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $        , or approximately $         if the underwriters’ overallotment option is exercised in full, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position. We anticipate that we will use the net proceeds of this offering to fund our advertising strategy to drive membership growth and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. Our management will have broad discretion over the use of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment-grade securities or guaranteed obligations of the United States.

DIVIDEND POLICY

We never have declared or paid any cash dividends on our capital stock. Currently, we anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends after the offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant. In addition, our Secured Term Loan and the note purchase agreement related to our Senior Subordinated Note restricts our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2011:

•	on an actual basis; and

•

on a pro forma, as adjusted basis, giving effect to (i) the automatic conversion of all outstanding preferred stock into an aggregate of 2,870,936 shares of common stock and the vesting of restricted stock upon completion of this offering and (ii) our receipt of the net proceeds from the sale by us in this offering of shares of common stock at an assumed public offering price of $         per share, which is the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2011
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share data)
Cash	$32,716	$

Current and long-term debt	20,643
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value per share; 3,118,831 shares authorized, 3,075,072 issued, 2,870,936 shares outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	3
Preferred stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, $0.001 par value per share, 7,591,000 shares authorized, 4,162,885 shares issued, 3,267,585 shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	144,700
Treasury stock, at cost: 865,703 shares of common stock and 204,136 shares of preferred stock, actual; 1,069,839 shares of common stock, pro forma as adjusted	(23,719)
Accumulated deficit	(143,219)

Total stockholders’ deficit	(22,231)

Total capitalization	$(1,588)	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our common stock, the midpoint of the estimated price range set forth on the cover of this prospectus, in this offering would increase (decrease) each of cash, additional paid-in capital, total stockholders’ deficit and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on 6,168,118 shares outstanding as of June 30, 2011 and excludes:

•	159,961 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $66.65 per share;

•	34,038 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $67.4245 per share; and

•

217,048 shares of common stock reserved for future issuance as of August 11, 2011 under our existing Amended and Restated Omnibus Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation—Employee Benefit Plan—Amended and Restated Omnibus Incentive Plan.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our currently outstanding common stock. At June 30, 2011, after giving effect to the automatic conversion of our preferred stock in connection with this offering, the pro forma historical net tangible book value of our common stock was $         million, or $         per share. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the aggregate number of shares of our outstanding common stock.

After giving effect to the sale of          shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2011 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares in the offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of June 30, 2011	$
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as adjusted net tangible book value by $         per share, and increase (decrease) the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2011, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share is subject to adjustment based on the actual initial public offering price per share and other terms of this offering determined at pricing.

	Total Shares			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by the new investors will be increased to         , or approximately     % of the total number of shares of our common stock outstanding after this offering.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to          or approximately     % of the total shares of our common stock outstanding after this offering, or              shares or approximately     % of the total shares of our common stock outstanding after this offering if the underwriters’ overallotment option is exercised in full. The number of shares to be purchased by new investors will be increased to          or approximately     % of the total shares of our common stock outstanding after this offering, or              shares or approximately          of the total shares of common stock outstanding after this offering, if the underwriters’ overallotment option is exercised in full.

The foregoing discussion and tables are based on 6,168,118 shares of common stock issued and outstanding as of June 30, 2011, and excludes:

•	159,961 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $66.65 per share;

•	34,038 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $67.4245 per share; and

•

217,048 shares of common stock reserved for future issuance as of August 11, 2011 under our existing Amended and Restated Omnibus Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation—Employee Benefit Plan—Amended and Restated Omnibus Incentive Plan.”

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data regarding our business should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statement of operations data for 2008, 2009 and 2010, as well as the consolidated balance sheet data at December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited consolidated statement of operations data for 2006 and 2007 as well as the unaudited consolidated balance sheet data at December 31, 2006, 2007 and 2008 from our unaudited consolidated financial statements not included in this prospectus. We derived the unaudited consolidated statement of operations data for the six months ended June 30, 2010 and 2011 as well as the unaudited consolidated balance sheet data at June 30, 2011 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the full year.

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(unaudited)					(unaudited)
	(in thousands, except share and per share data)
Revenue
Membership	$6,435	$10,800	$15,935	$20,434	$25,149	$11,967	$14,973
Service provider	6,783	12,299	17,929	25,166	33,890	15,506	23,613

Total revenue	13,218	23,099	33,864	45,600	59,039	27,473	38,586

Operating expenses
Operations and support	6,329	8,931	12,164	11,654	12,464	5,884	7,597
Selling	4,385	8,553	10,098	12,671	16,892	7,660	13,656
Marketing	6,760	8,841	14,941	16,114	30,237	15,467	29,231
Technology(1)	1,481	2,377	4,610	5,062	6,270	2,692	3,726
General and administrative(1)	3,378	7,141	8,773	8,699	16,302	4,641	8,365

Operating loss	(9,115)	(12,744)	(16,722)	(8,600)	(23,126)	(8,871)	(23,989)
Interest expense	2,090	2,949	3,126	3,381	3,966	1,940	1,807
Loss on debt extinguishment	—	—	469	—	—	—	—

Loss before income taxes	(11,205)	(15,693)	(20,317)	(11,981)	(27,092)	(10,811)	(25,796)
Income tax expense	—	—	—	—	154	146	—

Net loss	$(11,205)	$(15,693)	$(20,317)	$(11,981)	$(27,246)	$(10,957)	$(25,796)

Net loss per common share—basic and diluted			$(6.03)	$(3.59)	$(7.90)	$(3.20)	$(7.47)

Weighted average number of common shares outstanding—basic and diluted(2)			3,366,973	3,333,365	3,450,491	3,424,933	3,453,257

Pro forma net loss per common share—basic and diluted (unaudited)					$(5.10)		$(4.29)

Pro forma weighted average number of common shares outstanding—basic and diluted (unaudited)					5,344,315		6,006,371

(1) Includes non-cash stock-based compensation as follows:

Technology	$—	$—	$—	$—	$496	$—	$300
General and administrative	—	55	77	76	6,203	93	996

	—	$55	$77	$76	$6,699	$93	$1,296

(2)	The weighted average number of common shares for all periods prior to April 30, 2010 is based on member units assuming conversion to common stock at the applicable rates effective upon reorganization as a corporation on April 30, 2010.

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Other Data (unaudited):
Total paid memberships (end of period)(1)	152,110	234,879	333,489	411,727	602,882	496,731	821,769
Gross paid memberships added (in period)(2)	86,391	134,586	193,011	219,140	355,580	158,524	316,727
Marketing cost per paid membership acquisition (in period)(3)	$78	$66	$77	$74	$85	$98	$92
First-year membership renewal rate (in period)(4)	67%	65%	62%	67%	70%	68%	75%
Average membership renewal rate (in period)(4)	74%	73%	70%	73%	75%	74%	78%
Participating service providers (end of period)(5)	3,889	6,437	7,960	10,415	15,060	12,356	19,750
Total service provider contract value (end of period, in thousands)(6)	$9,261	$15,268	$22,489	$30,849	$43,050	$34,641	$55,647

(1)	Reflects the number of paid memberships at the end of each period presented.

(2)	Reflects the total number of new paid memberships added in a reporting period and includes both new paid memberships and conversions from unpaid memberships upon renewal.

(3)	Reflects marketing expense divided by gross paid memberships added in a reporting period.

(4)	First-year renewal rate reflects the percentage of paid memberships expiring in the reporting period after the first year of membership that are renewed, and average membership renewal rate reflects the percentage of all paid memberships expiring in the reporting period that are renewed. Renewal rates exclude monthly memberships.

(5)	Reflects the total number of service providers under contract for advertising at the end of the period.

(6)	Reflects the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation, including amounts already recognized in revenue, of a service provider to us over the stated term of the contract.

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2010	2011
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash	$157	$—	$7,786	$2,016	$9,209	$32,716
Working capital	(11,111)	(22,592)	(3,924)	(15,331)	(18,378)	(10,368)
Total assets	6,056	6,896	18,737	12,299	22,601	51,424
Total deferred revenue	6,153	10,100	14,380	18,024	23,261	29,272
Long-term debt, including accrued interest	9,219	6,316	22,987	22,503	16,463	13,153
Convertible preferred stock	—	—	—	—	2	3
Common stock and additional paid-in capital	—	—	—	—	85,486	144,704
Stockholders’ deficit	(16,584)	(25,306)	(24,677)	(36,268)	(33,757)	(22,231)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview

We operate a consumer-driven solution for our members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Our ratings and reviews, which are available only to our members, help our members to find the best provider for their local service needs. As of June 30, 2011, we had more than 820,000 paid memberships. We allow local service providers who are highly rated by our members to advertise discounts and other promotions to our members.

We generate revenue from both our members and our service providers. We derive membership revenue from subscription fees and, in certain cases, non-refundable initiation fees for monthly, annual and multi-year memberships. These fees typically are charged in advance and recognized ratably over the subscription period and the expected life of the membership, respectively. As of June 30, 2011, approximately 87% of our total membership base had purchased annual or multi-year memberships. These subscription fees represent a significant source of our working capital and have provided a relatively predictable revenue stream.

We derive service provider revenue principally from term-based sales of advertising to local service providers. Our members grade local service providers on an “A” to “F” scale, and we invite local service providers with an average grade of “B” or better and at least two current reviews to advertise to our members through any or all of our website, email promotions, monthly magazine and call center. As of June 30, 2011, more than 192,000 of the 761,000 service providers reviewed on Angie’s List were eligible to advertise with us. Approximately 10% of these eligible service providers were participating as advertisers at June 30, 2011.

Service provider contracts in effect as of June 30, 2011 had an average term of 13.7 months, can be prepaid or invoiced monthly at the option of the service provider and carry an early termination penalty. We recognize service provider revenue ratably over the period in which an advertising campaign is run. Since 2008, service provider revenue has comprised a majority of our total revenue, and we expect service provider revenue to increase as a percentage of total revenue in the future. We are expanding our service provider sales force to continue to drive increased service provider revenue. Our high service provider renewal rates, both in number of service providers renewing and as a percentage of initial contract value renewed, have provided us with a relatively predictable revenue stream.

To establish a new market, we begin by offering free memberships and actively soliciting members’ reviews of local service providers. As the number of members and the number of reviews of service providers grow, we begin charging membership fees and offering advertising opportunities to eligible local service providers. Historically, we have begun to convert most markets to paid membership status within 24 months after launch. From January 1, 2008 through June 30, 2011, we grew our operations from 45 to 170 paid membership markets across the United States.

Increasing new paid memberships is our key growth strategy. Increased penetration in a market results in more member reviews of local service providers, which increases the value of our service to consumers and drives further membership growth in that market. Increased penetration in a market also drives increased advertising sales to service providers and supports higher advertising rates as the pool of members actively seeking to hire service providers grows. Our primary strategy for new member acquisition is national offline and online advertising. In 2010 and the six months ended June 30, 2011, our marketing expense was $30.2 million and $29.2 million, respectively. We expect marketing expense to increase in future periods as we accelerate our advertising spending to acquire new paid memberships.

From our inception in 1995 through 2000, we operated primarily as a call center service in mid-sized markets such as Indianapolis, Charlotte, Cleveland and Tampa. In February 2001, we launched our website, www.AngiesList.com, in all 10 of our then-established markets, and almost immediately www.AngiesList.com became our primary service platform. In 2006, we set out to expand our operations to cover all major U.S. metropolitan markets and establish a national footprint, and today Angie’s List is operating in 170 paid membership markets across the country.

Market Cohort Analysis

To analyze our progress in executing our expansion plan, we compile certain financial and operating data regarding markets we have entered grouped by the years in which the markets transitioned to paid membership status. The table below summarizes this data for 2010 by the following cohorts. The pre-2003 cohort includes our ten most established markets, where we initially built out our business model. The markets in this cohort include several mid-sized urban markets in the midwest as well as Chicago and Boston. The 2003 through 2007 cohort includes the first major subset of markets, including many of our largest potential markets, that we targeted in our national expansion strategy. The markets in these cohorts have begun to achieve penetration rates that allow us to transition beyond introductory membership and advertising rates. The post-2007 cohort includes markets that have most recently converted to paid status and that still have predominantly introductory membership and advertising rates. The markets in this cohort generally are smaller markets that we entered to fill out our national presence.

Cohort	# of Markets	Avg. Revenue/ Market(1)	Membership Revenue/ Paid Membership(2)	Service Provider Revenue/ Paid Membership(3)	Avg. Marketing Expense/ Market(4)	Total Paid Memberships(5)	Estimated Penetration Rate(6)	Annual Membership Growth Rate(7)
Pre-2003	10	$2,498,484	$60.16	$104.41	$496,819	168,947	4.1%	25%
2003-2007	35	909,451	53.26	62.91	510,450	324,531	2.2%	45%
Post-2007	103	21,588	17.46	9.82	71,874	109,404	1.8%	104%

Total	148					602,882

(1)	Average revenue per market is calculated by dividing the revenue recognized for the markets in a given cohort by the number of markets in the cohort at year end.

(2)	Membership revenue per paid membership is calculated as our membership revenue in the cohort divided by the average number of paid memberships in the cohort. We calculate this average per market to facilitate comparisons among cohorts, but it is not intended to represent typical characteristics of actual markets within the cohort.

(3)	Service provider revenue per paid membership is calculated as service provider revenue in the cohort divided by the average number of paid memberships in the cohort.

(4)	Average marketing expense per market is calculated first by allocating marketing expense to each cohort based on the percentage of our total target demographic for all markets in such cohort, as determined by third-party data, and then dividing the allocated cohort marketing expense by the numbers of markets in the cohort at year end. We calculate this average per market to facilitate comparisons among cohorts, but it is not intended to represent typical characteristics of actual markets within the cohort. According to a demographic study by LogicLab LLC that we commissioned, as of March 2011, there were approximately 29 million households in the United States in our target demographic, which consists of homeowners aged 35 to 64 with an annual household income of at least $75,000. As of December 31, 2010, 25 million of these households were in our markets.

(5)	Includes total paid memberships as of December 31, 2010.

(6)	Estimated penetration rate is calculated by dividing the number of paid memberships in a given cohort as of December 31, 2010 by the number of households meeting our target demographic criteria in such cohort.

(7)	Annual membership growth rate is the rate of increase in the total number of paid memberships in the cohort between December 31, 2009 and December 31, 2010.

Our average revenue per market, membership revenue per paid membership and service provider revenue per paid membership generally increase with the maturity and corresponding increased penetration of our markets. However, in recent periods we recorded declining total revenue per paid membership overall. This decline reflects a lag in our ability to leverage increased penetration in a market into increased advertising rates as our average advertising contract term in effect as of June 30, 2011 was 13.7 months and we are only able to increase rates for a given participating service provider upon contract renewal. In addition, the decline reflects rapid membership growth in less penetrated markets where the average membership and service provider revenue per paid member is lower than in more penetrated markets.

Starting in 2010, in more penetrated markets we began to adopt a dynamic pricing model to offer members the opportunity to purchase only those segments of Angie’s List that are most relevant to them, such as the original Angie’s List, which covers 312 categories, including home, lawn, car and pets, Angie’s List Health & Wellness or Angie’s List Classic Cars. We believe this pricing model will enable us to offer a better value proposition to our members and preserve cross-selling opportunities as members’ needs evolve. Although we expect that this strategy may result in lower average membership fees per paid membership overall, we believe the new members generated by this pricing model should ultimately produce increased service provider revenue per paid membership.

As a market matures, our penetration rate typically increases. Historically, while the absolute number of paid members may grow faster in large markets, our small and medium markets have often achieved greater penetration over a shorter time period than our larger markets. We believe that a principal reason for our lower penetration rates in large markets is the manner in which we market Angie’s List to our target demographic in such markets. We have chosen to spend 100% of our marketing dollars on national advertising. We believe that this advertising strategy provides us the most cost-efficient manner of acquiring new paid memberships. However, advertising nationally means we deliver the same volume of advertising regardless of the size of the market. Since each market differs in terms of the number of advertising outlets available, the impact of our spending on national advertising varies across markets. In our experience, smaller markets typically have fewer advertising outlets than larger markets. We believe the same volume of advertising in a smaller market is more effective in building brand awareness and generating new memberships than in larger markets. We expect to continue to see lower relative penetration rates in our larger markets for these reasons.

Key Operating Metrics

In addition to the line items in our financial statements, we regularly review a number of other operating metrics related to our membership and service provider bases to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. We believe information on these metrics is useful for investors and analysts to understand the underlying trends in our business. The following table summarizes our key operating metrics, which are unaudited, for the years ended December 31, 2008, 2009 and 2010 and the first six months of 2010 and 2011:

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
Total paid memberships (end of period)	333,489	411,727	602,882	496,731	821,769
Gross paid memberships added (in period)	193,011	219,140	355,580	158,524	316,727
Marketing cost per paid membership acquisition (in period)	$77	$74	$85	$98	$92
First-year membership renewal rate (in period)	62%	67%	70%	68%	75%
Average membership renewal rate (in period)	70%	73%	75%	74%	78%
Participating service providers (end of period)	7,960	10,415	15,060	12,356	19,750
Total service provider contract value (end of period, in thousands)	$22,489	$30,849	$43,050	$34,641	$55,647

Total paid memberships. Total paid memberships reflects the number of paid memberships at the end of each period presented. Our number of total paid memberships increased 65% for the first six months of 2011 over the first six months of 2010, 46% for 2010 over 2009 and 23% for 2009 over 2008. We generally expect that there will be one membership per household and, as such, each membership may actually represent multiple individual consumers.

Gross paid memberships added. Gross paid memberships added reflects the total number of new paid memberships added in a reporting period and includes both new paid memberships and conversions from unpaid memberships upon renewal. Gross paid memberships added increased substantially in each period presented, which we believe has been driven by our increasing investment in national advertising spend and, to a lesser extent, by “word of mouth” referrals from our existing members.

Marketing cost per paid membership acquisition. We calculate marketing cost per paid membership acquisition in a reporting period as marketing expense divided by gross paid memberships added in that period. Because we advertise in national media, some of our marketing expense also increases the number of unpaid memberships. On a comparative basis, marketing cost per paid membership acquisition can reflect our success in generating “word of mouth” referrals and experimentation and adjustments to our marketing expense to focus on more effective advertising outlets for membership acquisition. We typically have higher marketing expense in the second and third quarters of the year in order to attract consumers during the periods when we have found they are most actively seeking Angie’s List services. Our marketing expense is normally reduced in the fourth quarter, reflecting reduced consumer activity in the service sector and higher advertising rates generally due to holiday promotional activity.

Membership renewal rates. First-year membership renewal rate reflects the percentage of paid memberships expiring in the reporting period after the first year of membership that are renewed. Average membership renewal rate reflects the percentage of all paid memberships expiring in the reporting period that are renewed. Renewal rates do not include monthly memberships, which comprised 13% of our total membership base as of June 30, 2011. Given the correlation between increased penetration and higher total revenue per paid membership, we view first-year membership renewal rate and average membership renewal rate as key indicators of expected operating results in future periods.

Participating service providers. We include in participating service providers the total number of service providers under contract for advertising at the end of the period. Our number of participating service providers increased 60% for the first six months of 2011 over the first six months of 2010, 45% for 2010 over 2009 and 31% for 2009 over 2008.

Total service provider contract value. We calculate service provider contract value as the total contract value of active service provider contracts at the end of the period. Contract value is the total payment obligation of a service provider to us, including amounts already recognized in revenue, over the stated term of the contract.

In addition, we have recently begun tracking contract value backlog as a key metric. Contract value backlog consists of the portion of service provider contract value at the stated date which has not yet been recognized as revenue. At June 30, 2011, our contract value backlog was $36.4 million.

Basis of Presentation and Recent Trends

Revenue

Membership revenue. Our members sign up for monthly, annual or multi-year subscriptions to our service. Membership revenue includes subscription fees and, in certain cases, non-refundable initiation fees charged to new members. We charge the full price of membership at the commencement of the subscription period and at each renewal date (whether monthly, annual or multi-year), unless the member chooses not to renew the membership before the renewal date. Our members prepay their membership fees at the commencement of the subscription period. We record prepaid membership fees as deferred revenue and recognize the fees as revenue over the subscription period. We charge a non-refundable initiation fee in connection with monthly memberships and the lowest cost annual memberships in less penetrated markets. We recognize revenue from non-refundable initiation fees over the expected life of the membership, which we estimate to be 13 months for monthly memberships and 60 months for annual and multi-year memberships, based on our historical experience.

Service provider revenue. Local service providers generally pay for advertisements in advance on a monthly or annual basis. Our service provider contracts in effect as of June 30, 2011 have an average term of 13.7 months. We recognize revenue from the sale of website and call center advertising ratably over the time period in which the advertisements run. We recognize revenue from the sale of advertising placement in Angie’s List Magazine in the month the advertisement is published and distributed. As our penetration of a given market increases, we are typically able to charge higher rates for advertising because service providers are able to reach a larger base of potential customers. However, because we only increase advertising rates at the time of contract renewal, increases in service provider revenue in a given market may trail increases in market penetration.

Operating expenses

Operations and support. Operations and support expense consists primarily of costs associated with publishing Angie’s List Magazine, operating our call center and providing support to our members and service providers, including wages and other employee benefits, credit card processing fees for member enrollment and other transactions on our website, report transcription and data entry, and amortization of the cost of acquired data. Operations and support expense does not include the cost of maintaining our website, which is included in technology expense. As a result of the recent and anticipated growth of our membership, we are continuing to invest in expanding our call center staff to maintain high levels of customer service and encourage high renewal rates. Between January 1, 2011 and June 30, 2011, we increased headcount in our call center by 42, to 89 personnel. We are also increasing our use of third-party marketing research firms to enable our members to submit reviews by telephone to enrich the content available to our members and expand the number of service providers eligible to advertise with us. We expect our operations and support expense to increase in absolute dollars in the future as we continue to grow our membership and scale our operations.

Selling. Selling expense consists primarily of commissions, wages and other employee benefits for personnel focused on selling advertising to eligible service providers. We pay substantially higher commissions to our service provider sales force for contracts with first-time participating service providers than we pay for renewals of advertising contracts, with average commission rates of approximately 60% for new service provider contracts and 10% for renewals. Selling expense also includes the cost of service provider marketing efforts, facilities related to sales personnel, supplies and sales force training, as well as personnel-related costs for account management personnel. Because selling expense primarily consists of commissions, we generally expect it to fluctuate with service provider revenue over time.

Commission expense is paid in the month after the commission is earned but is deferred for financial reporting and recognized as the related revenue is recognized. Sales personnel are paid a minimum draw, and to the extent the draw exceeds commissions earned, we expense the excess draw as salary in the period the draw is paid. Because new sales personnel require time to attain full productivity, most of our draws expensed as salary are for newly hired sales personnel. As a result, in periods of rapid expansion of our sales force such as the six months ending June 30, 2011, our selling expense as a percentage of revenue may increase. As of June 30, 2011, approximately 180 of our service provider sales personnel out of 278 had been hired within the past six months.

Marketing. Marketing expense consists of national television, radio and print, as well as online advertising for the purpose of acquiring new paid memberships. Because the vast majority of our advertising spending is related to our growth strategy and our advertising contracts typically are short-term, we can rapidly adjust marketing expense. For example, in 2009, we reduced the rate of growth in our advertising spending in view of economic conditions in the United States. We intend to continue to invest substantial amounts in acquiring new paid memberships. Such increased marketing expense will consume a material part of our cash flow, and is expected to result in additional losses and negative cash flow.

Technology. Technology expense consists primarily of personnel-related costs, including wages, employee benefits and expenditures for professional services and facilities, all of which are related to maintenance of our website and product development. Technology expense also includes stock-based compensation expense relating to our technology personnel. Our technology expense has increased during the periods presented primarily as a result of the addition of technology personnel and enhancement of our technology platform. We expect technology expense to continue to increase in absolute dollars in future periods to support the growth in our members, service providers and personnel.

General and administrative. General and administrative expense consists primarily of personnel-related costs, including wages, benefits and expenditures for executive, legal, finance, human resources and corporate communications personnel, as well as professional fees, facilities expense, insurance premiums, amortization of certain intangibles, depreciation of leasehold improvements and other corporate expenses. General and administrative expense also includes stock-based compensation expense relating to our general and administrative personnel. Our general and administrative expense has increased substantially since 2009, and we expect general and administrative expenses, with the exception of stock-based compensation, to continue to increase in absolute dollars in future periods as we support our growing organization and incur costs related to becoming and operating as a public company.

Conversion to Corporation and Additional Stock-based Compensation

In April 2010, we converted from an Indiana limited liability company to a Delaware corporation. In connection with this conversion, unexercised options and unvested restricted membership units in the limited liability company held by certain of our personnel were cancelled. In the fourth quarter of 2010, we granted stock options and issued restricted stock in the Delaware corporation to certain of our personnel as a subsequent acknowledgement of interests in the limited liability company that had been cancelled in connection with the conversion. Principally as a result of these grants, we recorded an aggregate of $6.7 million in stock-based compensation expense in 2010, of which $6.2 million was recorded as general and administrative expense and $0.5 million was recorded as technology expense. We will continue to record expense related to these issuances as they vest through 2013, other than approximately $         million in restricted stock vesting and expense which will accelerate upon an initial public offering.

Results of Operations

The following tables set forth our results of operations for the periods presented in absolute dollars and as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Revenue
Membership	$15,935	$20,434	$25,149	$11,967	$14,973
Service provider	17,929	25,166	33,890	15,506	23,613

Total revenue	33,864	45,600	59,039	27,473	38,586

Operating expenses
Operations and support	12,164	11,654	12,464	5,884	7,597
Selling	10,098	12,671	16,892	7,660	13,656
Marketing	14,941	16,114	30,237	15,467	29,231
Technology(1)	4,610	5,062	6,270	2,692	3,726
General and administrative(1)	8,773	8,699	16,302	4,641	8,365

Operating loss	(16,722)	(8,600)	(23,126)	(8,871)	(23,989)
Interest expense	3,126	3,381	3,966	1,940	1,807
Loss on debt extinguishment	469	—	—	—	—

Loss before income taxes	$(20,317)	$(11,981)	$(27,092)	$(10,811)	$(25,796)
Income tax expense	—	—	154	146	—

Net loss	$(20,317)	$(11,981)	$(27,246)	$(10,957)	$(25,796)

(1) Includes non-cash stock-based compensation as follows:
Technology	$—	$—	$496	$—	$300
General and administrative	77	76	6,203	93	996

	$77	$76	$6,699	$93	$1,296

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(as a percentage of revenue)
Revenue
Membership	47%	45%	43%	44%	39%
Service provider	53	55	57	56	61

Total revenue	100	100	100	100	100

Operating expenses
Operations and support	36	26	21	21	20
Selling	30	28	29	28	35
Marketing	44	35	51	56	75
Technology	13	11	10	10	10
General and administrative	26	19	28	17	22

Operating loss	(49)	(19)	(39)	(32)	(62)
Interest expense	9	7	7	7	5
Loss on debt extinguishment	2	—	—	—	—

Loss before income taxes	(60)	(26)	(46)	(39)	(67)
Income tax expense	—	—	—	1	—

Net loss	(60%)	(26%)	(46%)	(40%)	(67%)

Comparison of the six months ended June 30, 2010 and 2011

Revenue

	Six Months Ended June 30,
	2010	2011	% Change
	(unaudited) (dollars in thousands)
Revenue
Membership	$11,967	$14,973	25%
Service provider	15,506	23,613	52%

Total revenue	$27,473	$38,586	40%

Percentage of revenue by type
Membership	44%	39%
Service provider	56%	61%

Total revenue	100%	100%

Total paid memberships (end of period)	496,731	821,769	65%
Gross paid memberships added (in period)	158,524	316,727	100%
Participating service providers (end of period)	12,356	19,750	60%

Total revenue increased $11.1 million for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

Membership revenue increased $3.0 million primarily due to a 65% increase in the total number of paid memberships, partially offset by a decrease in average membership fees per paid membership. This decrease in average membership fees per paid membership resulted from growth in paid memberships in less penetrated markets where average membership fees per paid membership are lower. This decline also reflects the effect of allowing members in our more penetrated markets to purchase only those segments of Angie’s List that are most relevant to them. We offer only bundled memberships to members in less penetrated markets.

Service provider revenue increased $8.1 million to 61% of revenue primarily as a result of a 60% increase in the number of local service providers participating in our advertising programs. A slight increase in the average service provider contract value also contributed to the increase in revenue.

Operations and support

	Six Months Ended June 30,		% Change
	2010	2011
	(unaudited) (dollars in thousands)
Operations and support	$5,884	$7,597	29%
Percentage of revenue	21%	20%

Operations and support expense increased $1.7 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. This increase was due in part to a $0.6 million increase in credit card processing fees for member enrollment and other transactions in connection with our membership growth. In addition, costs associated with the collection of member reviews of service providers increased by $0.4 million as we continue to increase the content on our website. Publication-related costs increased by $0.3 million due to a 50% increase in circulation of our monthly publication. Call center costs associated with servicing our members and service providers increased by $0.2 million due to the growth in memberships and service providers.

Operations and support expense as a percentage of revenue decreased slightly due to the significant increase in revenue.

Selling

	Six Months Ended June 30,		% Change
	2010	2011
	(unaudited)
	(dollars in thousands)
Selling	$7,660	$13,656	78%
Percentage of revenue	28%	35%

Selling expense increased $6.0 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. The increase in selling expense was due in part to a 72% increase in new advertising contract origination value. We incur significantly higher commissions on new advertising contracts than on renewals. In addition, the number of our sales personnel increased 140% to 278 from 116 from the prior year period and the increase in selling expense includes $0.5 million of draws in excess of commissions as our newer sales personnel generally do not produce as much revenue as more experienced sales personnel.

For the foregoing reasons, selling expense as a percentage of revenue increased for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010.

Marketing

	Six Months Ended June 30,		% Change
	2010	2011
	(unaudited) (in thousands)
Marketing	$15,467	$29,231	89%
Percentage of revenue	56%	75%

Gross paid memberships added in the period	158,524	316,727	100%
Marketing cost per paid membership acquisition	$98	$92

Marketing expense increased $13.8 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010, which was primarily due to an increase in national television spending. We attribute our decrease in cost per paid membership acquisition to improved effectiveness of purchasing of marketing, presentation of new marketing creative and additional “word of mouth” benefits as we increase penetration.

Marketing expense as a percentage of revenue increased significantly due to our strategy of increasing investment in national advertising to drive membership growth.

Technology

	Six Months Ended June 30,		% Change
	2010	2011
	(unaudited) (in thousands)
Technology	$2,692	$3,726	38%
Percentage of revenue	10%	10%

Non-cash stock-based compensation	$—	$300

Technology expense increased $1.0 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. The absolute dollar increase in technology expense was primarily attributable to a $0.4 million increase in personnel-related costs and a $0.3 million increase in non-cash stock-based compensation.

Technology expense as a percentage of revenue remained constant between the two periods.

General and administrative

	Six Months Ended June 30,		% Change
	2010	2011
	(unaudited) (in thousands)
General and administrative	$4,641	$8,365	80%
Percentage of revenue	17%	22%

Non-cash stock-based compensation	$93	$996

General and administrative expense increased $3.7 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. We incurred an increase in our outside consulting and professional services fees of $0.4 million, including increases in audit, tax and legal services expenses, and a $0.8 million increase in personnel-related costs as a result of an increase in our headquarters staff of 24 personnel to support our growing organization and to prepare to become a public company. We also incurred an additional $0.5 million related to facilities improvement and insurance to support the organization and $0.4 million in expense related to an effort to improve our visibility and rankings on web searches. We incurred $1.0 million in non-cash stock-based compensation expense due principally to the recognition of stock-based compensation expense related to grants of stock options and issuances of restricted stock to general and administrative personnel following our conversion from a limited liability company to a corporation in 2010, as well as grants of options and issuance of stock in the current year for new general and administrative hires and directors.

For these reasons, general and administrative expense increased as a percentage of revenue for the six months ended June 30, 2011 compared to the six months ended June 30, 2010.

Interest expense

Interest expense decreased $0.1 million, as the result of the decrease in average debt balance outstanding in the six month period ended June 30, 2011 compared to the six month period ended June 30, 2010.

Comparison of the years ended December 31, 2008, 2009 and 2010

	Years Ended December 31,
	2008	2009	2010	2009 over 2008	2010 over 2009
	(in thousands)
Revenue
Membership	$15,935	$20,434	$25,149	28%	23%
Service provider	17,929	25,166	33,890	40%	35%

Total revenue	$33,864	$45,600	$59,039	35%	29%

Percentage of revenue by type
Membership	47%	45%	43%
Service provider	53	55	57

Total revenue	100	100	100

Total paid memberships (end of period)	333,489	411,727	602,882	23%	46%
Gross paid membership added (in period)	193,011	219,140	355,580	14%	62%
Participating service providers (end of period)	7,960	10,415	15,060	31%	45%

2010 compared to 2009. Membership revenue increased $4.7 million as the result of a 46% increase in the total number of paid memberships, partially offset by a decrease in average membership fees per paid membership. This decrease in average membership fees per paid membership resulted from growth in paid memberships in less penetrated markets where membership fees are lower, and the effect of allowing members in our more penetrated markets to purchase only those segments of Angie’s List that are most relevant to them. Service provider revenue increased by $8.7 million to 57% of revenue due primarily to an increase in the number of participating service providers, partially offset by a decrease in the average service provider contract value. During 2010 we expanded our service provider relationships by offering advertising in a greater range of service categories. Service provider contracts in these newer service categories generally have lower values. In our more penetrated markets, we reduced the geographic coverage and price of advertisements in certain service categories, which had the effect of increasing the number of participating service providers at a lower average contract value.

2009 compared to 2008. Membership revenue increased $4.5 million due primarily to an increase in the number of paid memberships. Service provider revenue increased $7.2 million to 55% of revenue as the result of an increase in the number of service providers advertising as well as an overall increase in the average amount spent by service providers. As the penetration rate increased in our markets, we were able to raise advertising prices for our service providers.

Operations and support

	Years Ended December 31,
	2008	2009	2010	2009 over 2008	2010 over 2009
	(in thousands)
Operations and support	$12,164	$11,654	$12,464	(4%)	7%
Percentage of revenue	36%	26%	21%

2010 compared to 2009. Operations and support expense increased $0.8 million due to a $1.2 million increase in credit card fees, sales taxes and publication costs as we increased our number of memberships and number of service providers. These increases were partially offset by a $0.2 million decrease in data costs as we decreased the number of data center personnel and outsourced certain of our data center functions.

Operations and support as a percentage of revenue decreased in 2010 compared to 2009 principally due to increased total revenue and economies of scale.

2009 compared to 2008. Operations and support expense decreased by $0.5 million, principally due to cost-saving measures undertaken in 2009, including a reduction of call center personnel from 76 at the end of 2008 to 53 at the end of 2009. These decreases were partially offset by an increase in credit card fees of $0.4 million attributable to expansion of our business.

Our cost-saving measures, together with increased total revenue, led to a significant decline in operations and support expense as a percentage of revenue in 2009 compared to 2008.

Selling

	Years Ended December 31,
	2008	2009	2010	2009 over 2008	2010 over 2009
	(in thousands)
Selling	$10,098	$12,671	$16,892	25%	33%
Percentage of revenue	30%	28%	29%

2010 compared to 2009. Selling expense increased $4.2 million in 2010 compared to 2009. The increase in selling expense was due in part to a 31% increase in the number of new service provider contracts sold as we incurred significantly higher commissions on new service provider contracts than on renewals.

Selling expense as a percentage of revenue remained relatively constant in 2010 compared to 2009.

2009 compared to 2008. Selling expense increased $2.6 million in 2009 compared to 2008, principally as the result of a 21% increase in commissions earned for new service provider contracts. This resulted in an increase of $2.1 million in personnel expense.

Selling expense as a percentage of revenue decreased due to our increase in revenue in 2009 compared to 2008.

Marketing

	Years Ended December 31,
	2008	2009	2010	2009 over 2008	2010 over 2009
	(in thousands)
Marketing	$14,941	$16,114	$30,237	8%	88%
Percentage of revenue	44%	35%	51%

Gross paid memberships added in the period	193,011	219,140	355,580
Cost per membership acquisition	$77	$74	$85

2010 compared to 2009. Marketing expense increased $14.1 million in 2010 compared with 2009. The increase reflects our return to aggressive, growth-oriented advertising spending compared to our decision to reduce the rate of growth of these expenditures in 2009 in light of economic conditions. Our cost per membership acquisition increased for the same reason.

Marketing expense as a percentage of revenue increased significantly in 2010 compared to 2009 due to our strategy of investing heavily in national advertising to drive membership growth.

2009 compared to 2008. Marketing expense increased $1.2 million in 2009 over 2008 as we temporarily reduced the rate of growth in our advertising spending in light of economic conditions and capitalized upon reduced advertising rates resulting from those economic conditions. As our membership continued to grow, our cost per membership acquisition also declined.

Marketing expense as a percentage of revenue declined in 2009 compared to 2008 for the same reasons.

Technology

	Years Ended December 31,
	2008	2009	2010	2009 over 2008	2010 over 2009
	(in thousands)
Technology	$4,610	$5,062	$6,270	10%	24%
Percentage of revenue	13%	11%	10%

Non-cash stock-based compensation	$—	$—	$496

2010 compared to 2009. Technology expense increased $1.2 million in 2010 over 2009. Technology expense in 2010 included $0.5 million in non-cash stock-based compensation expense for issuances of restricted stock to technology personnel that was not incurred in 2009. In 2010, we also increased the number of technology personnel from 46 at the end of 2009 to 53 at the end of 2010, resulting in a $0.3 million increase in personnel costs.

Technology expense as a percentage of revenue decreased slightly in 2010 as compared to 2009 as we recognized economies of scale in servicing our members and participating service providers.

2009 compared to 2008. Technology expense increased $0.5 million in 2009 over 2008 due to increases in external services for system support and increased depreciation as we purchased additional servers and other equipment to separate our internal and external server capacity.

Technology expense as a percentage of revenue decreased in 2009 as compared to 2008 due to increased revenue and our cost control efforts during the economic downturn.

General and administrative

	Years Ended December 31,
	2008	2009	2010	2009 over 2008	2010 over 2009
	(in thousands)
General and administrative	$8,773	$8,699	$16,302	(1%)	87%
Percentage of revenue	26%	19%	28%

Non-cash stock-based compensation	$77	$76	$6,203

2010 compared to 2009. General and administrative expense increased by $7.6 million from 2009 to 2010, primarily as a result of $6.2 million in non-cash stock-based compensation expense for grants of options and restricted stock to general and administrative personnel during 2010, which was principally related to the grants in acknowledgment of our conversion from a LLC to a corporation compared with $0.1 million in 2009. In addition, during 2010 we incurred an additional $1.1 million for compensation, which included an increase in headcount and increases in bonuses paid as company performance improved.

General and administrative expense as a percentage of revenue increased in 2010 as compared to 2009 solely due to the $6.2 million in non-cash stock-based compensation charge in connection with our conversion from a LLC to a corporation.

2009 compared to 2008. General and administrative expense remained relatively flat in 2009 compared to 2008 due to cost control efforts implemented in light of economic conditions.

General and administrative expense as a percentage of revenue decreased in 2009 as compared to 2008 as we controlled expenses and revenue increased.

Interest expense

2010 compared to 2009. Interest expense increased $0.6 million as the result of additional amortization incurred for warrants issued to our lender during 2010.

2009 compared to 2008. Interest expense increased $0.3 million as the result of additional amortization incurred on warrants issued in 2009.

Unaudited Quarterly Results of Operations and Other Data

The following tables present our unaudited quarterly consolidated results of operations and other data for the six quarters ended June 30, 2011 in absolute dollars and as a percentage of revenue. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, the statement of operations data includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our consolidated financial statements and related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited)
	(in thousands)
Revenue
Membership	$5,791	$6,176	$6,458	$6,724	$7,033	$7,940
Service provider	7,202	8,304	8,999	9,385	10,595	13,018

Total revenue	12,993	14,480	15,457	16,109	17,628	20,958

Operating expenses
Operations and support	2,825	3,059	3,387	3,193	3,399	4,198
Selling	3,598	4,062	4,471	4,761	6,084	7,572
Marketing	6,036	9,431	9,665	5,105	11,099	18,132
Technology(1)	1,323	1,369	1,505	2,073	1,843	1,883
General and administrative(1)	2,326	2,315	3,455	8,206	3,904	4,461

Operating loss	(3,115)	(5,756)	(7,026)	(7,229)	(8,701)	(15,288)
Interest expense	947	993	1,027	999	935	872

Loss before income taxes	(4,062)	(6,749)	(8,053)	(8,228)	(9,636)	(16,160)
Income tax expense	—	146	—	8	—	—

Net loss	$(4,062)	$(6,895)	$(8,053)	$(8,236)	$(9,636)	$(16,160)

(1) Includes non-cash stock-based compensation as follows:
Technology	$—	$—	$—	$496	$238	$62
General and administrative	93	—	849	5,261	355	641

	$93	$—	$849	$5,757	$593	$703

	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited) (as a percentage of revenue)
Revenue
Membership	45%	43%	42%	42%	40%	38%
Service provider	55	57	58	58	60	62

Total revenue	100	100	100	100	100	100

Operating expenses
Operations and support	22	21	22	20	19	20
Selling	28	28	29	29	35	36
Marketing	46	65	62	32	63	87
Technology	10	9	10	13	10	9
General and administrative	18	15	22	51	22	21

Operating loss	(24)	(40)	(45)	(45)	(49)	(73)
Interest expense	7	7	7	6	6	4

Loss before income taxes	(31)	(47)	(52)	(51)	(55)	(77)
Income tax expense	0	1	0	0	0	0

Net loss	(31%)	(48%)	(52%)	(51%)	(55%)	(77%)

	Three Months Ended,
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
Other Data (unaudited):
Total paid memberships (end of period)	442,084	496,731	558,713	602,882	674,490	821,769
Gross paid memberships added (in period)	62,024	96,500	112,064	84,992	112,761	203,966
Marketing cost per paid membership acquisition (in period)	$97	$98	$86	$60	$98	$89
First-year membership renewal rate (in period)	67%	69%	71%	67%	71%	75%
Average membership renewal rate (in period)	73%	73%	74%	72%	75%	78%
Participating service providers (end of period)	11,596	12,356	13,359	15,060	17,577	19,750
Total service provider contract value (end of period, in thousands)	$33,370	$34,641	$37,402	$43,050	$50,303	$55,647

We have experienced revenue growth in all periods presented as we entered new markets and increased penetration of existing markets. We have made in the past, and in the future expect to continue to make, marketing expense increases when we perceive opportunities to increase market penetration. The return on these investments is generally achieved in future periods and, as a result, these investments can adversely impact near term results. Our growth strategy has resulted in operating losses in all periods presented.

In general, we experience a higher rate of new membership acquisition during the second and third quarters of the calendar year as more consumers are actively seeking service providers for home improvement and other projects. We attribute the significant increase in the number of paid memberships in the first two quarters of 2011 to increases in marketing expenditures.

Selling expense increased as a percentage of revenue in the first two quarters of 2011 as the result of an increase in the number of new service provider sales personnel and their lower average productivity. In addition, we increased the number of new participating service providers during these periods, resulting in an increase in the percentage of new advertising contract originations which bear commissions at a rate of approximately 60% compared to the 10% rate for renewals.

Marketing expense increased significantly in the first and second quarters of 2011 due to planned increased advertising expense. Marketing expense normally fluctuates based on the timing of our national offline and online advertising programs. We generally increase our marketing expenditures in the second and third quarters to attract consumers to our service as they begin actively seeking sources of information for home improvement and other projects. We generally decrease marketing expense during the last quarter of the calendar year as consumers shift their purchasing patterns from our types of service providers as winter holidays approach and advertising rates are higher in that period.

General and administrative expense increased in each period presented as we scaled our operations. During the three months ended June 30, 2011, March 31, 2011, December 31, 2010 and September 30, 2010, we recorded $0.6 million, $0.4 million, $5.2 million and $0.8 million, respectively, of non-cash stock compensation expense for issuances of stock options and grants of restricted stock to our general and administrative personnel and directors. The increase in the fourth quarter in 2010 principally related to grants of stock options and issuances of restricted stock units in acknowledgment of our conversion from a LLC to a corporation.

Liquidity and Capital Resources

General

At June 30, 2011, we had $32.7 million in cash. Cash consists of cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, we have experienced no loss in these accounts.

Since inception, we have financed our operations primarily through private sales of equity and, to a lesser extent, from borrowings. Our principal sources of operating cash flows are receipts for membership fees and service provider advertising. Since adopting our national expansion strategy in 2006, we have invested aggressively to grow our business. Over the past three years, our largest uses of cash in operating activities have been for national advertising campaigns to expand our membership base and commissions paid to service provider sales personnel as our service provider revenue has increased.

Our cash flows from operating activities are influenced by certain timing differences. For example, we pay cash to our sales personnel for commissions on service provider contracts when the service provider contract is signed by a service provider but generally collect cash from participating service providers over the term of the service provider contract. In contrast, membership fees from our members are generally collected at the beginning of the membership period and form a part of our working capital although the associated revenue is recognized over the term of the subscription period.

We believe that our existing cash, excluding the net proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. From time to time, we may explore additional financing sources to develop or enhance our service, to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower our cost of capital, which could include equity, equity-linked and debt financing. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

Summary cash flow information for the years ended December 31, 2008, 2009 and 2010, and for the six months ended June 30, 2010 and 2011 is set forth below.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Net cash used in operating activities	$(13,137)	$(5,306)	$(11,079)	$(1,453)	$(7,103)
Net cash used in investing activities	(2,451)	(175)	(1,568)	(329)	(1,798)
Net cash provided by (used in) financing activities	23,374	(289)	19,840	14,024	32,408

Net Cash Used in Operating Activities

Our use of cash in operating activities for the six months ended June 30, 2011 was primarily attributable to our net loss of $25.8 million, reflecting continued investments in our national advertising campaigns, increased sales personnel, as well as other headcount increases and other expenses to grow our business, adjusted for $2.9 million of non-cash expenses that included $1.3 million of stock-based compensation expense, $0.9 million of amortization of debt discount, deferred financing fees and accrued interest and $0.8 million of depreciation and amortization. Additional uses of cash included a $4.1 million increase in prepaid expenses primarily as a result of the timing of payment of commissions to our sales personnel on service provider contracts with participating service providers due to an increase in service provider contracts. These uses of cash in operating activities were offset in part by a $14.4 million increase in accounts payable and accrued liabilities attributable to our significant increase in marketing expense that had not been paid as well as increases in accrued compensation primarily due to accrued commissions that had not yet been paid. We also experienced an increase in deferred revenue of $6.0 million as a result of an increase in the number of memberships and the number of service providers participating in advertising programs.

Our use of cash in operating activities for the six months ended June 30, 2010 was primarily attributable to our net loss of $11.0 million. This net loss was adjusted for $1.8 million of non-cash expenses that primarily included $0.9 million of amortization of debt discount, deferred financing fees and accrued interest and $0.7 million of depreciation and amortization. Additional uses of cash included a $0.8 million increase in prepaid expenses primarily as a result of the timing of payment of commissions to our sales personnel on service provider contracts with participating service providers due to an increase in service provider contracts. These uses of cash were offset in part by an increase in accounts payable and accrued liabilities of $6.2 million in accounts payable primarily due to increases in advertising expense that had not yet been paid. We also experienced an increase in deferred revenue of $2.9 million as a result of increases in the number of memberships and the number of service providers participating in our advertising programs.

Our use of cash in operating activities for 2010 was primarily attributable to our net loss of $27.2 million, reflecting our continued significant investments in our national advertising campaigns, headcount and other expenses to grow our business. This net loss was adjusted for $10.1 million of non-cash expenses that included $6.7 million in stock-based compensation expense $1.8 million of amortization of debt discount, deferred financing fees and accrued interest and $1.4 million of depreciation and amortization. Additional uses of cash included a $1.7 million increase in prepaid expenses and other current assets primarily as a result of the timing of payment of commissions to our sales personnel on service provider contracts with participating service providers due to an increase in service provider contracts. These uses of cash were offset in part by cash generated from a $5.2 million increase in deferred revenue attributable to increased memberships and service provider advertising and a $3.2 million increase in accounts payable and accrued liabilities primarily related to marketing expense that had not yet been paid.

Our use of cash in operating activities in 2009 was attributable to our net loss of $12.0 million, reflecting our investments in our national advertising campaigns, headcount and other expenses, adjusted for $2.6 million of non-cash expenses that included $1.5 million of depreciation and amortization and $1.0 million of amortization of debt discount, deferred financing fees and accrued interest. These uses of cash were offset in part by a $3.6 million increase in deferred revenue as a result of increases in memberships and service providers participating in our advertising programs and a $1.0 million increase in accounts payable and accrued commissions related to increases in sales commissions and marketing expenditures that had not yet been paid.

Our use of cash in operating activities in 2008 was primarily attributable to our net loss of $20.3 million, adjusted for $3.1 million of non-cash expenses that included $1.8 million of depreciation and $1.2 million of amortization of debt discount, deferred financing fees and accrued interest. Uses of cash included a $2.3 million increase in prepaid expenses and other current assets primarily as a result of the timing of payment of commissions to our sales personnel on service provider contracts with participating service providers due to an increase in service provider contracts. These uses of cash were offset in part by a $4.3 million increase in deferred revenue as a result of increases in memberships and service providers participating in our advertising programs and a $2.5 million increase in accounts payable and accrued commissions related to increases in sales commissions and marketing expenditures that had not yet been paid.

We anticipate that we will continue to incur net losses and use cash in operating activities for the foreseeable future.

Net Cash Used in Investing Activities

Our use of cash in investing activities in the six months ended June 30, 2011 was attributable to $1.2 million in information technology investments to further improve our hardware and software for members, service providers and our growing employee base and $0.4 million in purchases of third-party data from research companies that gather and record information about service providers from consumers.

Our use of cash in investing activities in the six months ended June 30, 2010 was primarily attributable to $0.2 million for data acquisition to expand and improve the content of our website.

Our use of cash in investing activities in 2010 was primarily attributable to $0.8 million in purchases of third-party data purchased to improve the content of our website and $0.5 million in information technology investments to continue to maintain our website.

Our use of cash in investing activities in 2009 was primarily attributable to $0.6 million in purchases of third-party data and $0.4 million in information technology investments and leasehold improvements. Lower purchases for capital expenditures were planned to preserve cash balances during the period. These uses of cash were offset in part by a decrease in restricted cash of $0.9 million during the period which had previously been established as a reserve required under our credit card agreements.

Our use of cash in investing activities in 2008 was primarily attributable to a $1.0 million increase in restricted cash as a result of the reserve required under our credit card agreements, $0.8 million of purchases of information technology and leasehold expenditures to meet the needs of the company’s growing membership and service provider base and $0.6 million in data acquisition costs to improve the content on our website.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2011 included proceeds from the sale of preferred stock of $57.9 million, offset in part by stock repurchases of $21.9 million, and scheduled debt repayments of $3.6 million.

Net cash provided by financing activities for the six months ended June 30, 2010 included proceeds from the sale of preferred stock of $14.7 million, offset in part by scheduled debt repayments of $0.5 million.

Net cash provided by financing activities for 2010 included proceeds from sale of preferred stock of $23.9 million, offset in part by $2.0 million of scheduled repayments of debt obligations and $1.8 million in repurchases of common shares.

Net cash used in financing activities for 2009 included payments on debt and capital lease obligations.

Net cash provided by financing activities for 2008 included proceeds from capital contributions of $36.2 million and proceeds from issuances of debt of $24.0 million. These proceeds were offset in part by $15.6 million in repurchases of membership units from members of our predecessor limited liability company, $10.7 million in repayments of debt obligations, $9.5 million in net repayments under our line of credit and $1.0 million in combined payments for financing and syndication costs.

Debt Obligations

Our Secured Term Loan and the note purchase agreement related to our Senior Subordinated Note described below contain various restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related party transactions. We also are required to maintain certain financial covenants, including a minimum level of cash and maximum amount of capital expenditures. On March 14, 2011, we obtained a waiver of events of default under the Secured Term Loan and the Senior Subordinated Note related to our noncompliance with certain financial covenants as of December 31, 2010. Additionally, on June 10, 2011 we obtained a waiver of events of default under the Secured Term Loan and the Senior Subordinated Note relating to the untimely delivery of our audited financial statements. We also entered into an amendment to the note purchase agreement related to the Senior Subordinated Note providing for an adjustment to the financial covenants therein. As of June 30, 2011, we were in compliance with these amended financial covenants.

Secured Term Loan. On November 1, 2009, we entered into an amended and restated loan and security agreement that provides for $18 million in borrowings. The loan bears interest at a fixed rate of 6.71% per annum and requires monthly installments of approximately $0.7 million during 2013, 2012 and 2011. The loan matures in January 2013, and the loan and security agreement requires a payment of $3.2 million in additional interest at the maturity date, which is being accrued using the effective interest method. At December 31, 2010, the total amount accrued related to this payment was $2.0 million, which is included in the long-term debt balance. In connection with the loan, we issued certain convertible warrants. The fair value of these warrants has been recorded as a discount to the note payable, with $0.2 million remaining to be amortized as interest expense through the note’s maturity. The loan provides for penalties for early repayment and is secured by substantially all of our assets. The outstanding balance for our Secured Term Loan as of June 30, 2011 was $14.7 million, including $2.5 million of accrued interest.

Senior Subordinated Note. On November 26, 2008, we entered into a note purchase agreement pursuant to which the lender purchased a senior unsecured subordinated note from us in the principal amount of $6 million. The note bears cash interest at a fixed rate of 12.0% per annum and matures in November 2013. In addition, incremental interest is computed at 4.25% per annum accruing monthly and is payable monthly or, at our option, may be deferred and added to the outstanding principal balance. As of December 31, 2010, we had elected to pay the interest monthly. All principal and remaining interest are due upon maturity or at the time of any earlier prepayment. The note provides for penalties for early repayment. The outstanding balance for our senior subordinated note as of June 30, 2011 was $6.0 million.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities. We do not have any off-balance sheet interest in variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancellable operating leases. Our contractual cash obligations at December 31, 2010 are set forth below.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations, including interest	$28,899	$9,078	$19,821	$—	$—
Operating lease obligations	2,192	721	1,360	111	—
Capital lease obligations	41	41	—	—	—

Total contractual obligations	$31,132	$9,840	$21,181	$111	—

Critical Accounting Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe the following critical accounting policies involve significant areas of management’s judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when all of the following conditions are met: there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of the fees is reasonably assured and the amount of fees to be paid by the customer is fixed or determinable.

Our revenue includes membership revenue, which includes non-refundable initiation fees and membership fees for monthly, annual and multi-year memberships, and service provider revenue, which includes revenue from service provider advertising.

We recognize revenue from membership fees on a straight-line basis during the contractual period over which the service is delivered. We amortize revenue from the initiation fees of members over the average membership life on a straight-line basis. The estimated membership lives of monthly members and annual members are 13 months and 60 months, respectively, based on historical experience. Estimates made by us may differ from actual customer lives. These differences may impact initiation fee revenue, depending on whether the estimated customer life decreases or increases. A change in the estimated customer life by one year in either direction would have a minimal impact to total revenue. We recognize service provider revenue on a straight-line basis over the contract period.

Deferred revenue includes the unamortized portion of revenue associated with membership and service provider revenue for which we have received payment in advance of services or advertising to be provided.

Data Acquisition Costs

We incur costs to purchase market research data from third-party research companies consisting of charges incurred to contact local consumers on our behalf and to gather and record information about service providers obtained from these consumers.

We capitalize the costs to contact local consumers and gather and record data about service providers for all market research information that we purchase. We amortize these costs over the period the information is expected to be useful to our members. We estimate this period to be approximately three years. The capitalized costs are included in intangible assets on the balance sheet and the amortized expense is reflected within operation and support expenses in the consolidated statements of operations.

Stock-Based Compensation

We measure stock-based compensation expense for personnel at the grant date fair value of the award, and recognize expense on a straight-line basis over the vesting period. Determining the fair value of an award requires judgment.

We estimate the fair value of stock-based payment awards using the Black-Scholes option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in our statements of operations.

The following table summarizes the assumptions relating to our stock options granted during 2010 and through the date of this prospectus:

	2010	2011
Dividend yield	0%	0%
Volatility	37%	46%
Risk-free interest rate	0.62%	1.56%
Expected term, in years	4.0	4.6

We use an expected dividend rate of zero based on the fact that we currently have no history or expectation of paying cash dividends on our capital stock. Because our common stock has never been publicly traded, we estimate the expected volatility of our awards from the historical volatility of selected public companies within the internet and media industry with comparable characteristics to us, including similarity in size, lines of business, market capitalization, revenue and financial leverage. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. We estimated our expected term based on our historical experience.

Stock Option Grants and Common Stock Valuations

We granted stock options with the following exercise prices during 2010 and through the date of this prospectus:

Grant Date	Number of Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
August 11, 2010	14,600	$1.87	$60.00
October 4, 2010	20,000	61.02	61.02
February 11, 2011	12,411	61.02	61.02
May 19, 2011	65,525	68.00	68.00
June 8, 2011	63,525	68.00	68.00
July 26, 2011	5,500	68.00	68.00
August 11, 2011	109,762	68.00	68.00
August 23, 2011	15,000	68.00	68.00

For all option grants, the fair value of the common stock underlying the option grants was determined by our board of directors, with input from our management. With the exception of the stock options granted on August 11, 2010, our board of directors determined that the exercise price per share was equal to the estimated fair value per share of our common stock at each grant date.

Our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors:

(a)	a common stock valuation performed as of April 30, 2010, the date of our conversion to a Delaware corporation;

(b)	recent issuances of common stock;

(c)	secondary transactions in our common stock;

(d)	recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

(e)	the lack of marketability of our common stock;

(f)	our debt; and

(g)	our performance and stage of development.

In connection with our conversion to a Delaware corporation, we engaged a third-party valuation firm to perform a valuation of our common stock as of April 30, 2010. The valuation firm performed a valuation of our common stock on a non-marketable, minority basis as of April 30, 2010 in a manner consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The firm’s report was issued on August 25, 2010.

The valuation involved a two-step process. First, the valuation firm established our enterprise value using the income approach and the market approach. The income approach, which relies on a discounted cash flow analysis, measures the value of a company as the present value of its future economic revenue and costs. The market approach measures the value of a company through comparison to comparable companies and transactions. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business. When choosing the comparable companies to be used for the market approach, the valuation firm focused on companies providing internet marketing services, subscription media services and review-oriented e-commerce offerings. The valuation firm conducted an assessment of these companies in light of differences from us with respect to business risk, size, earnings quality and growth prospects. For the valuation report, we prepared a financial forecast to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecast took into account our past experience and future expectations. The risks associated with achieving this forecast were assessed in selecting the appropriate discount rate. Because both the income and market approaches are widely accepted and the valuation firm had equal confidence in the quality of the data and the underlying assumptions of each, the valuation firm gave equal weight to the two approaches in establishing our enterprise value. Second, the valuation firm allocated the resulting equity value among the securities that comprise our capital structure using the Black-Scholes option pricing method. The aggregate value of the common stock derived from the option pricing method was then divided by the number of common shares outstanding to arrive at the per share common value. The valuation firm then applied a discount for lack of marketability to reflect the increased risk arising from the inability of holders to readily sell their shares. This analysis resulted in a fair value of our common stock of $20.66 per share as of April 30, 2010. In addition, the valuation firm considered our issuance and sale of shares of Series C preferred stock at a purchase price of $67.42 in April 2010.

After April 30, 2010 but prior to the issuance of the valuation report on August 25, 2010, two secondary transactions in our common stock were entered into between stockholders and new and pre-existing investors. On July 16 and 22, 2010, an investment fund that is one of our principal stockholders and an affiliate of two of our directors sold an aggregate of 64,484 shares of common stock to a new investor for $62.03 per share, or approximately $4.0 million in aggregate proceeds. The new investor was financially sophisticated and received customary financial and legal information for due diligence purposes.

On August 11, 2010, we granted a discounted option to purchase 14,600 shares of our common stock to our Chief Marketing Officer, Angie Hicks. As discussed in “Executive Compensation—Compensation Discussion and Analysis—Equity-based Compensation,” the board approved this grant as a subsequent acknowledgement of Ms. Hicks’ in-the-money options that were cancelled in April 2010 in connection with our conversion to a Delaware corporation. On August 11, 2010, Ms. Hicks exercised this option and sold 8,332 shares of common stock to several new and pre-existing investors for $60.00 per share, or approximately $0.5 million in aggregate proceeds. The new and pre-existing investors, including our Chief Executive Officer, William S. Oesterle, were financially sophisticated and received customary financial and legal information for due diligence purposes.

Although these transactions occurred after the valuation date of April 30, 2010, the valuation firm determined that these transactions were more reliable indications of the fair value of our common stock than the fair value derived from the analysis described above or our issuance and sale of shares of Series C preferred stock in April 2010, because these secondary transactions represented Level 2 inputs in the fair value hierarchy outlined in FASB ASC 820 and there were no substantial changes in our business or in market conditions between April 30, 2010 and the issuance of the valuation report on August 25, 2010. The valuation firm therefore determined that the fair market value of our common stock was $61.02 per share as of April 30, 2010, the weighted average price of the shares of common stock sold in the July and August 2010 secondary transactions.

August 2010 grant

In connection with the August 2010 grants to Ms. Hicks and her immediate resale of a portion of her shares, we concluded that the fair value of the common stock underlying the grant to Ms. Hicks was $60.00 per share for financial accounting purposes. We determined that Ms. Hicks’ contemporaneous sale of common stock to a knowledgeable, unaffiliated third party was the most reliable indicator of the fair value of the common stock underlying the option granted.

October 2010 grants

In connection with the October 2010 grants, the board of directors determined that the fair market value of our common stock remained $61.02 per share. As part of considering the factors listed above, the board of directors considered the common stock valuation analysis performed as of April 30, 2010 and issued on August 25, 2010, the secondary transactions in our common stock in July and August 2010 among sophisticated and knowledgeable parties as both buyers and sellers and the sale in September 2010 of shares of our Series C preferred stock to new and pre-existing investors at a purchase price of $67.42 per share.

February 2011 grants

In connection with the February 2011 grants, the board of directors determined that the fair market value of our common stock remained $61.02 per share. As part of considering the factors listed above, the board of directors considered our repurchase in December 2010 of shares of common stock at a purchase price of $61.02 per share. The board of directors determined the December 2010 repurchase price with input from management and in negotiation with the selling stockholders, many of whom were knowledgeable insiders. In addition, the board of directors noted that the grants happened in close proximity in time to the October 2010 grants, and that there were not sufficient changes in our business or in market conditions to cause the board of directors to increase or decrease its estimate of the fair value of our common stock from the October 2010 grants.

May and June 2011 grants

In connection with the May and June 2011 grants, the board of directors determined that the fair market value of our common stock was $68.00 per share. As part of considering the factors listed above, the board of directors considered our sales in March 2011 of shares of our Series D preferred stock to new and pre-existing investors at a purchase price of $70.74 per share. The board of directors also considered our repurchase in April 2011 of shares of common stock at a purchase price of $68.00 per share, including shares of Series B and C preferred stock that converted to common shares before being repurchased. Based on the foregoing series of transactions, our board of directors determined that there was objective data based on arms-length, third-party transactions that the fair value of our common stock had increased from the February 2011 grants. The board further determined that, while the additional rights and preferences associated with the Series D preferred stock indicated that the value assigned to the common stock should be lower than that of the preferred stock, based on our execution on our business plan only a modest discount was warranted.

In determining not to increase or decrease its estimate of the fair value of our common stock between the May 2011 and June 2011 grants, the board noted the foregoing factors as well as our sale of shares our Series D preferred stock in May 2011 at the same price as in March 2011, the close proximity in time to the May 2011 grants and that there had not been substantial changes in our business or in market conditions since the May 2011 grants.

July 2011 grants

In connection with the July 2011 grants, the board of directors determined that the fair market value of our common stock remained $68.00 per share. As part of considering the factors listed above, the board of directors considered the sale on July 7, 2011 of a total of 57,269 shares of common stock by existing stockholders, including certain of our executive officers, to an investor in our Series D preferred stock for $68.00 per share, or approximately $3.9 million. The investor was financially sophisticated and received customary financial and legal information for due diligence purposes. In determining not to increase or decrease its estimate of the fair value of our common stock from the May and June 2011 grants, the board also noted that we held our organizational meeting with the underwriters of our initial public offering in late June 2011. However, the board determined that there remained substantial uncertainty with respect to our ability to complete an offering in light of market conditions. The board also considered our repurchase in June 2011 of shares of our common stock at a purchase price of $68.00 per share. The board determined the June 2011 repurchase price with input from management and in negotiation with the selling stockholders, many of whom were knowledgeable insiders.

August 2011 grants

In connection with the August 2011 grants, the board determined that the fair market value of our common stock remained $68.00 per share. As part of considering the factors listed above, the board of directors considered steps taken in preparation for this offering, as well as the uncertainties regarding our ability to undertake this offering in light of the substantial instability in the financial markets at that time. After careful consideration, the board of directors concluded that there were not sufficient considerations to cause the board of directors to increase or decrease its estimate of the fair market value of our common stock from the May, June and July 2011 grants.

Restricted Stock Grants and Common Stock Valuation

We granted 92,040 shares of restricted stock on December 23, 2010 and 37,401 shares of restricted stock on December 28, 2010. In connection with these grants, the board of directors determined that the fair market value of our common stock was $61.02 per share. These grants were made to employees in acknowledgment of unvested equity interests they held in our predecessor limited liability company, which were cancelled upon our conversion to a corporation. In connection with these grants, the board of directors determined that the fair value of our common stock remained $61.02 per share. As part of considering the factors listed above, the board of directors considered the common stock valuation analysis performed as of April 30, 2010, the proximity in time of the October 2010 stock option grants and our sale in September and October 2010 of shares of our Series C preferred stock to new and pre-existing investors at a purchase price of $67.42 per share.

Recent Accounting Pronouncements

In January 2010, the FASB issued additional guidance that improves disclosure about fair value measures that were originally required. The new guidance is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for years beginning after December 15, 2010, and for interim periods within those years. The adoption of this guidance did not have an impact on our financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This update will be effective for years beginning after December 15, 2010. The adoption of this guidance is not expected to have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Fluctuations

We had cash of $32.7 million at June 30, 2011, which was held in bank deposit accounts for working capital purposes. Declines in interest rates are expected to reduce future investment income on these deposits. We do not enter into investments for trading or speculative purposes. We pay interest on our borrowings at fixed rates.

BUSINESS

Our Mission

Our mission is to help consumers find the best service providers and promote happy transactions.

Our Company

We operate a consumer-driven solution for our members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Our ratings and reviews, which are available only to our members, help our members to find the best provider for their local service needs. As of June 30, 2011, we had more than 820,000 paid memberships. We allow local service providers who are highly rated by our members to advertise discounts and other promotions to our members.

We help consumers purchase “high cost of failure” services in an extremely fragmented local marketplace. These services, which include home remodeling, plumbing, roof repair, health care and automobile repair, are typically expensive and carry a high cost to the consumer if performed poorly. Consumers seeking reputable providers of these services generally are forced to rely on incomplete data from word-of-mouth testimonials, local advertisements, the Yellow Pages or Internet search results, all of which may be incomplete, unreliable or misleading. Our ratings are based exclusively on reviews from our members and we accept no anonymous reviews. As a result, we believe our reviews are a trusted resource for consumers to find high quality local service providers.

We also help local service providers find quality customers and differentiate themselves in a competitive marketplace. Our members represent an attractive, targeted group of consumers for service providers. Our typical member is between the ages of 35 and 64, is married, owns a home, is college educated and has an annual household income of at least $100,000, based on information derived and interpreted by us as a result of our own analysis from general demographic data provided by Nielsen. In 2010, our members averaged 11.4 unique searches per member for local service providers and 37% of our members wrote a review on at least one service provider.

The value proposition we offer to both consumers and local service providers strengthens our position as a trusted resource and allows us to derive revenue from both members and service providers. As more members contribute reviews to our service, we increase the breadth and depth of content offered to members, attracting more members and enhancing the value of our service to reputable local service providers, for whom our members constitute a large pool of qualified customers for their services. We believe our high level of member engagement and our consistently high membership and service provider renewal rates are evidence of the value we offer both members and service providers.

As of June 30, 2011, we offered our service to paying members in 170 local markets in the United States. From December 31, 2008 through June 30, 2011, we grew from approximately 333,000 to more than 820,000 paid memberships, representing a compound annual growth rate of 43.4%. Our membership growth has been driven largely by our national advertising strategy, which resulted in our marketing expense of $30.2 million and $29.2 million in 2010 and the six months ended June 30, 2011, respectively. We continue to scale our investment in advertising to grow our membership base. In 2010 and the six months ended June 30, 2011, our revenue was $59.0 million and $38.6 million, respectively. In the same periods, our net loss was $27.2 million and $25.8 million.

Market Overview

The local services market is large, highly fragmented and inefficient. According to ESRI, consumers spent more than $400 billion on local service providers in 2010, including remodeling services, furniture repair and cleaning, movers, appliance repair and pest control. In addition, according to the U.S. Center for Medicare and Medicaid Services, in 2009 U.S. consumers and private health insurers spent more than $420 billion on physician and clinical services, dental services and services performed by other healthcare professionals. Millions of small businesses and health care professionals vie for those dollars every year.

Despite the size of this market, consumers and local service providers have historically lacked an efficient way to connect. Consumers traditionally have been forced to rely on a variety of inefficient sources to navigate the difficult landscape of the local services marketplace, often turning to friends and neighbors for recommendations of companies to hire. These referrals are usually based on a single interaction, and it can be difficult or impossible for a consumer to confirm a word-of-mouth recommendation before making a purchase decision. For example, it is improbable that a homeowner can find multiple neighbors who recommend the same plumber in the limited time available to address a plumbing problem.

Similarly, local service providers are faced with significant challenges in finding customers who are motivated to purchase and in distinguishing themselves from their competitors on the basis of quality. Historically, local service providers relied upon traditional offline advertising services such as newspapers and the Yellow Pages that do not provide them with the ability to target high quality, motivated customers or to differentiate themselves from their competitors.

While the Internet has transformed the way that information is accessed and shared, profoundly impacting the local services marketplace, it has not by itself solved these problems for either the consumer or the local service provider. The Internet has inherent limitations for both consumers and local service providers:

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For consumers, the Internet has replaced the dearth of information with a deluge. Consumers searching for service providers can find a vast amount of information, but sorting and digesting this information can consume countless hours. In addition, the anonymity of the Internet renders it inherently susceptible to outright manipulation by unscrupulous service providers and unhappy customers, so consumers have limited means for discerning which information they should trust. While anonymous and potentially misleading reviews may be good enough for helping consumers choose a bar or a restaurant, for consumers hiring a roofer, pediatrician or veterinarian, the stakes are simply too high.

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For reputable local service providers, Internet-based marketing has not solved their fundamental problems of how to reach the right consumers—those eager to purchase their services—and how to differentiate themselves from competitors on the basis of the quality and value of their services. Online auction-based marketplaces for display advertisements and local search engine optimization are indiscriminate. These marketing channels do not always provide an effective means of targeting high quality, motivated customers. The Internet also provides no means for reputable service providers to credibly demonstrate the quality and value of their services. It does, however, provide the means for a single nefarious competitor to embellish its own reputation or tarnish the reputations of its competitors. Additionally, a single unhappy customer can damage the public perception of any service provider, regardless of whether the customer’s grievance is warranted.

We believe that solving these inefficiencies of the local services marketplace requires a trusted intermediary to compile, organize and make available reliable information on local service providers. We offer an efficient way for consumers and reputable service providers to find each other.

The Angie’s List Solution

Our solution to the problems of the local services marketplace starts with our unwavering commitment to placing the interests of the consumer first. Our consumer-centric approach provides the following benefits:

For consumers:

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A trusted and efficient way to find the best local service provider. Applying the “ask-your-neighbor” approach across our target markets, we compile a breadth of highly relevant, member-generated ratings and reviews that provide insights consumers cannot obtain on their own. Our members are not allowed to submit anonymous reviews and must subscribe to access our ratings and reviews. We actively monitor for fraudulent reviews. Consumers can rely on our service to quickly find a reputable service provider in their area.

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A robust and convenient resource. Our members’ reviews span more than 550 categories of high cost of failure services such as home, health care and automotive services. We provide convenient access to these reports however our members want to receive them—on the Internet, by smartphone, telephone or text message and in our monthly magazine. We also provide our members with live customer support from our inbound member call center and help our members resolve disputes with service providers through our complaint resolution process.

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Money-saving benefits from quality local service providers. Member ratings determine which local service providers are eligible to offer discounts or other money-saving promotions. We believe that our members often may recoup the cost of membership through the savings they realize using our service.

For local service providers:

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An efficient way to reach target consumers. Our members are looking for reputable providers of high cost of failure services, and use our service to find them. Consumers subscribe to our service when they are ready to purchase. Local service providers with high ratings from our members benefit from access to this large, qualified pool of demand.

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An effective way for reputable local service providers to shine. Because our membership, not Angie’s List, determines which local service providers are eligible to advertise with us based on their reviews, service providers who advertise are known to be reputable. We believe that smaller local service providers particularly benefit from our service because they can compete based on the quality and value of their services rather than the size of their marketing budgets.

Our Strengths

Since our inception 16 years ago, we have developed and are leveraging the following key strengths of our business model:

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Loyal and engaged membership. We have an active and dedicated member base. Our members renew their subscriptions at high annual rates, which in 2010 ranged from approximately 70% for first-year members to approximately 87% for members who had purchased annual memberships for five years or more. In addition, our membership is highly engaged, generating more than 40,000 new service provider reviews monthly in 2010. This loyal and highly engaged membership provides us with a predictable source of revenue from membership fees.

•	Extensive and reliable database of member-generated content. We collect reviews from members on their real-life experiences with local service providers. Since 1995, we have collected approximately 2.2 million reviews. We believe the fact that consumers pay for our service and cannot post reviews anonymously deters fraudulent activity and enhances the credibility of our ratings and reviews. In addition, we deploy a variety of resources, including internal audit personnel and fraud detection technology, to ensure the integrity of the information we provide. We believe that our database of member-generated content differentiates us from other sources of consumer ratings and reviews.

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Strong service provider loyalty. Our value proposition to local service providers is evidenced by the high retention rate of service providers who participate in service provider promotions. For example, 51% of advertising service providers at the beginning of 2008 were still active advertisers at the beginning of 2011. The contract value for these remaining service providers as of January 1, 2011 equalled 160% of the contract value for those same service providers as of January 1, 2008. The recurring nature of these service provider contracts provides us with another predictable revenue stream.

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Powerful network effect. As more members contribute to our service, we increase the breadth and depth of content offered to members. The resulting value of deeper content and access to money-saving offers from trusted local service providers in turn attracts more members. This increased membership increases the value of the service to reputable local service providers because it drives a large pool of highly-qualified customers for their services.

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Scalable and leverageable operations. From the beginning of 2008 through June 30, 2011, we grew our operations from 45 to 170 paid membership markets across the United States, and we have aggressively sought to penetrate these markets. Our member acquisition activity is highly centralized through national and online media purchases, and our service provider sales operations focus exclusively on qualified sales leads that we contact through our centralized outbound call center. We have replicated our business model in these markets without substantially increasing our operations and support expense.

Our Strategy

Our goal is to establish our service as the “go to” solution for consumers making purchasing decisions about their most important local services transactions. Our strategy includes the following key components:

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Increase penetration of our markets. Our revenue per member is higher in markets where we have greater household penetration, driven by the powerful network effect and greater membership and service provider revenue per member compared to less penetrated markets. We plan to continue to invest aggressively in national advertising to further increase market penetration and revenue per paid membership. Our largest potential markets, such as New York City and Los Angeles, are among our least penetrated, providing us with significant opportunity.

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Increase number of service providers offering discounts to our members. As of June 30, 2011, more than 192,000 local service providers rated by our members were eligible based on member ratings to offer discounts and other promotions to our members. We are growing our service provider sales force and account management personnel to increase our ability to establish and cultivate direct relationships with eligible service providers, expand the number of local service providers offering discounts and other promotions to our members, increase the value of existing service provider relationships and maintain high service provider renewal rates.

•	Expand into new categories. We started our business focused on home improvement and have expanded to cover other high cost of failure service categories. In 2008, in response to member feedback and interest, we launched Angie’s List Health & Wellness with the addition of new categories of health and wellness services. Our health and wellness offerings have grown to 149 categories today. In recent years, we entered other new categories such as classic car restoration, and we continue to evaluate additional categories. By expanding our category coverage, we intend to drive increased member engagement, increase the value of our service to members and local service providers and help to promote our growth.

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New product development. We plan to leverage our position as a trusted resource in the local services marketplace to introduce new products, functionality and features designed to promote local commerce, such as prepaid vouchers for discounts on local services. We believe these enhancements will drive increased business to service providers and provide us with new monetization opportunities. Our goal is to influence and bring efficiency to the local service transaction from beginning to end, ensuring that the customer and the service provider have successful interactions every step of the way.

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Expand internationally. We believe our business model is readily adaptable to markets outside the United States that have similarly fragmented relationships between customers and local service providers. We are in the initial stages of expanding into new international English-speaking markets and have opened two test markets in Canada.

Members and Markets

Members. As of June 30, 2011, we had over 820,000 paid memberships. Based on member surveys, we believe each membership may represent multiple individual consumers. Our typical member is between the ages of 35 and 64, is married, owns a home, is college educated and has an annual household income of at least $100,000, based on information derived and interpreted by us as a result of our own analysis from general demographic data provided by Nielsen.

Markets. As of June 30, 2011, we had launched Angie’s List in 170 paid membership markets. We are advertising aggressively to increase our penetration of each of our local markets over time. As our market penetration increases, revenue per membership in that market has historically grown as a greater number of members enhances the value of our solution to members and service providers in that market and supports more profitable pricing structures. We serve markets ranging from Abilene, Texas, with a population of approximately 160,000, to the largest cities in the United States, including New York City, Los Angeles and Chicago.

Member Services

We focus on three primary goals: delivering our members trusted ratings and reviews of local service providers; providing the opportunity for highly-rated service providers to offer our members discounts and other promotions on local services; and advocating for our members to resolve their complaints with local service providers. Consumers may purchase monthly, annual and multi-year memberships to Angie’s List, Angie’s List Health & Wellness or Angie’s List Classic Cars in certain markets, or bundled membership packages that include access to reports on local service providers in all three lists.

We offer the following products and services to our members:

Access to ratings and reviews by members. Our members submit more than 40,000 reviews each month on their real-life experiences with local service providers in more than 550 categories of home remodeling, plumbing, roof repair, health care, automobile repair and other services. Our original Angie’s List covers 312 categories, including home, lawn, car and pets. Angie’s List Health & Wellness, which we launched in 2008, has grown rapidly and now includes 149 categories. Angie’s List Classic Cars, which we launched in 2009, offers members ratings and reviews in 90 categories. The following table highlights some of the service provider categories included in each of these lists.

Angie’s List	Angie’s List Health & Wellness	Angie’s List Classic Cars
Carpet cleaning	Dentists	Appraisals
Electrical	Dermatologists	Bodywork
Handymen	Elder care	Chrome work
Heating & A/C	Hospitals	Custom painting
Housecleaning	OB/GYN	Detailing
Painting	Ophthalmologists	Engine modification
Plumbing	Pediatricians	Parts locators
Remodeling	Plastic surgeons	Restoration
Roofing	Primary care	Storage
Windows	Psychiatrists	Wheels and tires

Our members rate local service providers on an “A” through “F” grading scale based on six criteria: overall experience, price, quality, responsiveness, punctuality and professionalism. In addition to a letter grade, we encourage members to provide a detailed description and commentary on the service experience. We also ask for the approximate cost of the service, the date that the service was provided and whether the member would hire the local service provider again.

We do not allow our members to submit reviews anonymously. We believe that this policy is critical to maintaining the integrity of our reviews. We permit local service providers to respond to reviews, both positive and negative, to provide our members both sides of the story. We also deploy a variety of other resources, including a team of internal audit personnel and our proprietary fraud detection technology, to ensure that our members can trust the reviews they find through our service.

Member discounts. We give highly-rated local service providers the opportunity to advertise by offering discounts and other promotions to members in their market. We believe our members often may recoup the cost of an annual membership through the savings they realize using our service.

Call center. We strive to offer the very best customer service to our members and service providers. A live receptionist answers each call and directs the caller to the appropriate department. We field on average more than 6,000 calls each week from members looking for help accessing reports or providing their reviews, or seeking information on service providers in their local area.

Angie’s List Magazine. Each month, members in 48 markets receive a print edition of Angie’s List Magazine filled with local content, feature stories, consumer awareness articles and discounts and other promotions from highly-rated local service providers. Members in all other markets receive an electronic version of the national content. We have received several awards for writing and design for Angie’s List Magazine. We believe that our magazine is an important component of membership because it allows us to interact with our members monthly and, in print markets, serves as a tangible representation of the benefits of membership.

Complaint resolution. Through our complaint resolution process, we help our members resolve disputes with local service providers, whether or not the member found the company using our service. When a member reports a negative service experience, we offer to contact the local service provider on the member’s behalf to attempt to resolve the dispute. We feature selected complaint resolution cases and a list of all companies currently in the “Penalty Box”—our list of local service providers to avoid—in local editions of Angie’s List Magazine.

Service Provider Services and Sales

Local service providers cannot pay to be added to Angie’s List, and a decision to advertise to our members will not impact their reports. Nor does a local service provider need to purchase anything from us to be included on Angie’s List or to manage its online profile.

Service providers. We encourage local service providers to take an active role in managing their profiles and monitoring members’ ratings and reviews through our free Company Connect service. Through this service, local service providers can update their profile contact information, sign up for email notification when we receive a new review of their services and respond to members’ reviews. In addition, we offer all local service providers an e-commerce product that enables them to offer their services directly to our members from their profile pages. As of June 30, 2011, 316,658 companies were registered with Company Connect.

We offer local service providers with an average grade of “B” or better and at least two current reviews the opportunity to offer exclusive discounts to our members through their online profiles, through our inbound member call center and in Angie’s List Magazine. In addition, we offer these service providers the opportunity to offer limited time, deep discounts to our members by email. As of June 30, 2011, approximately 25% of service providers rated by our members were eligible to participate. If a service provider’s grade falls below a “B” during the term of its contract, or if a service provider refuses to engage in our complaint resolution process or engages in what we determine to be dishonest behavior on our service, we immediately terminate its contract and suspend its discounts and other promotions. This policy, which may cause us to forgo revenue that we otherwise would receive, is guided by our commitment to our consumer-first philosophy.

As of June 30, 2011 we employed 278 sales representatives in our outbound service provider sales call center located at our headquarters in Indianapolis, Indiana, who call upon eligible local service providers in our 170 paid membership markets in the United States.

Marketing

We focus our marketing efforts primarily on acquiring new members to increase our market penetration. Our marketing strategy includes a mix of advertising offline on national cable and broadcast television, national broadcast radio and magazines as well as online through search engine marketing and online display. Our co-founder and Chief Marketing Officer, Angie Hicks, serves as the company spokeswoman and our internal content team generates articles and video content resulting in more than 3,000 attributable media mentions or interviews annually. Additionally, we use our original content to supplement our advertising spend and further strengthen our brand through search engine optimization.

Competition

We compete for members with traditional, offline consumer resources, and with online providers of consumer ratings, reviews and referrals on the basis of a number of factors, including breadth of our service provider listings, reliability of our content, breadth, depth and timeliness of information and strength and recognition of our brand. We also compete for a share of local service providers’ overall advertising budgets with traditional, offline media companies and other Internet marketing providers on the basis of a number of factors, including return on investment, our high quality membership profile, effectiveness and relevance of our member discount program, our pricing structure and recognition of our brand. Our competitors include:

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Traditional, offline competitors. We compete for members with a number of traditional, offline consumer resources, such as the Yellow Pages and Consumers’ CHECKBOOK. Many of these competitors also have consumer reviews and information about service providers available online.

•	Online competitors. We compete for members with “free to consumer” online ratings websites and referral services funded directly by service providers or by service provider advertising, such as

ServiceMagic, Inc., the “Diamond Certified” directory operated by American Ratings Corporation, Yelp, Inc., Kudzu, an indirect subsidiary of Cox Enterprises, Inc., and Insider Pages, an indirect subsidiary of IAC/InterActiveCorp. In our Angie’s List Health & Wellness categories, we compete for members with other online resources for patients, such as RateMDs, Inc. and Health Grades, Inc. Across all categories, we also compete with established Internet companies such as Facebook, Inc., Google, Inc., Groupon, Inc., LivingSocial, Inc., Microsoft Corporation and Yahoo! Inc.

Our Technology

Our proprietary technology platform is designed to create an engaging user experience for our members, to enable us to collect and verify the integrity of our members’ reviews and to help us to connect our members with relevant local service providers. We have a team of product and engineering professionals at our headquarters in Indianapolis, Indiana, dedicated to enhancing our technology platform, developing new solutions for members and service providers and conducting product and quality assurance testing.

Key elements of our proprietary technology platform include:

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Search. Our search technology combines structured and free-form content to allow members to search for service providers in numerous categories. Our search uses a number of factors such as grade, number of reviews, service area and current discounts or other promotions to connect our members with the most relevant local service providers.

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Targeted review acquisition. We have developed a review targeting engine for collecting reviews on local service providers from our members. This engine enables us to identify members who may have hired a service provider they found through Angie’s List and we encourage these members to submit a review of their service experience.

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Fraud detection. We use various technology-based algorithms and filters to detect fraudulent reviews. Because most of our memberships are paid, our reviews are not anonymous and provide a degree of traceability and accountability not present in other sites.

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Service provider sales lead targeting. We use a lead scoring engine to identify the most qualified service provider leads for our service provider sales representatives to target. This engine assigns scoring weights to a variety of attributes which we believe make service providers a good prospect for our sales representatives.

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Membership, contracts and renewal tools. We have developed sophisticated and proprietary tools for managing memberships and markets, highly localized and targeted service provider contracts and automatic renewals of both memberships and service provider contracts.

We have developed our website and related infrastructure with the goal of maximizing the availability of our service to our members and service providers. Our website and related infrastructure are hosted on a network located at our headquarters and in a redundant third-party facility in Pittsburgh, Pennsylvania.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our personnel and contractors, and confidentiality agreements with third parties. In addition to these contractual arrangements, we also rely on a combination of trade secrets, trademarks, trade dress, domain names and copyrights to protect our intellectual property. We believe our domain names, trademarks and service marks are important to our marketing strategy and development of awareness of our brand, and therefore we pursue their registration in the United States and in certain locations outside the United States. We have registered 21 trademarks in the United States, including “Angie’s List” and as of June 30, 2011, we had one pending trademark application in the United States and two pending trademark applications in Canada. We have no issued patents or pending patent applications.

Circumstances outside of our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products and solutions may be distributed in the future, and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights may be costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results. In the future we may face allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties.

Personnel

At June 30, 2011, we had 692 full-time personnel in the United States. None of our personnel is covered by a collective bargaining agreement. We believe that relations with our personnel are good.

Facilities

We lease approximately 60,000 square feet of space in our headquarters in Indianapolis, Indiana under leases that expire in 2012 and 2014. We believe our current facilities will be adequate or that additional space will be available to us on commercially reasonable terms for the foreseeable future.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that there is no litigation pending that is likely to have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of August 25, 2011:

Name	Age	Position
William S. Oesterle	45	Chief Executive Officer and Director
Robert R. Millard	53	Chief Financial Officer
Angela R. Hicks Bowman	38	Chief Marketing Officer
Scott A. Brenton	39	Chief Operating Officer
Michael M. Holt	46	Executive Vice President
Gary W. Rush	53	Vice President of Information Technology
Michael D. Rutz	36	Vice President of Sales
John W. Biddinger(1)(2)	71	Director
John H. Chuang	46	Director
Steven M. Kapner	46	Director
Keith J. Krach(3)	54	Chairman of the Board
Roger H. Lee(1)(2)	39	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers

William S. Oesterle is our co-founder, has served as our Chief Executive Officer since January 1999 and has served on our board of directors since our inception in June 1995. He took on additional outside responsibilities in July of 2003 until December 2004 when he managed the political campaign of Indiana Governor Mitchell Daniels. Prior to joining us, Mr. Oesterle was a partner with CID Equity Partners, a Midwest-based venture capital firm from January 1994 to December 1998. Mr. Oesterle holds a Bachelor of Science in Economics from Purdue University and a Master of Business Administration from Harvard Business School. We believe Mr. Oesterle is qualified to serve on our board of directors due to the perspective, leadership and operational experience he brings as our Chief Executive Officer, as well as the historical knowledge and continuity he brings as our co-founder.

Robert R. Millard has served as our Chief Financial Officer since May 2011. Prior to joining us, he served from October 1998 to April 2011 as Chief Financial Officer of FinishMaster, Inc., an Indianapolis-based and formerly publicly-traded national distributor of automotive paints, coatings and paint-related accessories. From February 1996 to September 1998, Mr. Millard served as Chief Financial Officer at Personnel Management, Inc., a publicly-traded industrial staffing company. Mr. Millard is a Certified Public Accountant and previously has held leadership positions at Lacy Diversified Industries, Ltd. and Callahan Enterprises, Inc. Mr. Millard began his financial career with positions at Arthur Andersen & Co. and Ernst & Young LLP. Mr. Millard holds a Bachelor of Music in Music Business from DePauw University and a Master of Business Administration from Indiana University.

Angela R. Hicks Bowman, who goes by Angie Hicks, is our co-founder and has served as our Chief Marketing Officer since May 2000. As the sole employee in June 1995, Ms. Hicks Bowman started what would become Angie’s List in Columbus, Ohio, serving as President from our inception in June 1995 until December

1998. She took a leave of absence from her position as President from December 1998 to May 2000 to pursue a Master of Business Administration. Ms. Hicks Bowman holds a Bachelor of Science in Economics from DePauw University and a Master of Business Administration from Harvard Business School.

Scott A. Brenton has served as our Chief Operating Officer since June 1999. Prior to joining us, Mr. Brenton served as a Dealer Relations Manager for Dealer Monitoring Acquisitions Corporation, a Cleveland-based specialty finance corporation serving the home security industry, from June 1997 to January 1998. Mr. Brenton held positions in sales, project management and business development for S&R Systems, an entrepreneurial software company specializing in products for the public safety market, from May 1995 to May 1997. Mr. Brenton holds a Bachelor of Science in Industrial Management from Purdue University and a Master of Business Administration from Harvard Business School.

Michael M. Holt has served as our Executive Vice President since August 2006. Prior to joining us, Mr. Holt served in several roles including President and a member of the board of directors of Holt Sublimation Printing and Products, Inc., a supplier of sublimation printing and products manufacturing, from April 2001 to August 2006. Prior to that, Mr. Holt served as Vice President of Holt Hosiery Mills, Inc. from 1997 to 2001 and as Executive Manufacturing Manager of Burlington Industries, Inc. from 1992 to 1997. Mr. Holt currently serves on the boards of directors of a number of privately-held companies. Mr. Holt holds a Bachelor of Science in Economics from Davidson College and a Master of Business Administration from Harvard Business School.

Gary W. Rush has served as our Vice President of Information Technology since January 2007. Prior to joining us, he served as Chief Operating Officer at Digital Kiosk Technologies, LLC, a provider of kiosk technology and equipment, from April 2006 to January 2007. He served as Vice President of Technology and Operations at ExactTarget, Inc., a provider of on-demand email marketing software solutions, from October 2003 to March 2006. From May 1994 to August 2003, Mr. Rush served in various positions at Made2Manage Systems Inc. (now Consona Corporation), including Vice President of Development, Chief Technology Officer and Vice President of Sales. Prior to that, Mr. Rush served in various positions, including most recently as President, at Micro Data Base Systems Inc., a provider of relational and network database management software. Mr. Rush holds a Bachelor of Science in Electrical Engineering and a Master of Science in Management, both from Purdue University.

Michael D. Rutz has served as our Vice President of Sales since February 2011. He previously served as Director of Account Management in 2006 and was appointed to develop our health care category offerings in 2008. In 2010 he continued to manage Angie’s List Health & Wellness while starting up other projects. Prior to joining us in 2006, Mr. Rutz served as President of Care Ambulance, a private ambulance company. He also has served as a key strategist in political and advocacy roles for several political campaigns ranging from mayoral to congressional to statewide contests, and held a key role in the campaigns for Indiana Governor Mitch Daniels in 2004 and 2008. Mr. Rutz holds Bachelor of Science in Public Affairs and a Bachelor of Arts in French, both from Indiana University.

Nonemployee Directors

John W. Biddinger has served on our board of directors since April 2006. Mr. Biddinger has served on the board of directors at City Financial Corporation, an Indianapolis-based investment banking firm, since 1981, and currently is Managing Director of City Investment Group, LLC since July 2005. Mr. Biddinger currently serves on the boards of directors of a number of privately-held companies. Mr. Biddinger joined City Securities Corporation in 1963 and held various securities-related positions before becoming President in 1979, a position that he held until 1980. Mr. Biddinger was also President of Biddinger Investment Capital Corporation, a leveraged buy-out firm, from 1981 to 1999. Mr. Biddinger holds a Bachelor of Science in Business from Indiana University. We believe Mr. Biddinger is qualified to serve on our board of directors due to his extensive investment and securities experience as well as his experience serving on the boards of other companies.

John H. Chuang has served on our board of directors since April 1996. Mr. Chuang co-founded and since 1986 has served as Chief Executive Officer of Aquent LLC, a leading marketing staffing firm. Mr. Chuang holds a Bachelor of Arts in Economics and a Master of Business Administration, both from Harvard University. We believe Mr. Chuang is qualified to serve on our board of directors due to his leadership and business development experience, his broad understanding of the operational, financial and strategic issues facing growing companies and the perspective he brings as an affiliate of our largest stockholder.

Steven M. Kapner has served on our board of directors since April 2008. Mr. Kapner currently serves as Managing Director of Aquent LLC, a leading marketing staffing firm, which he co-founded in 1986. At Aquent he has held various positions including Chief Financial Officer, General Manager of an internal technology start-up, and President of two operating divisions. He currently runs Aquent’s operations in Japan. Mr. Kapner also serves as Chairman of The Aspire Group, Aquent’s staffing business for security-cleared personnel. He has managed venture capital investments for Harvard University’s endowment fund and worked as a strategy consultant for the Boston Consulting Group. Mr. Kapner holds a Bachelor of Arts in History and a Master of Business Administration, both from Harvard University. We believe Mr. Kapner is qualified to serve on our board of directors due to his deep operating and leadership experience, his financial management experience as Aquent’s Chief Financial Officer and his global perspective.

Keith J. Krach has served on our board of directors as Chairman since April 2011. Mr. Krach currently serves as Chief Executive Officer of 3Points, Inc., an investment holding company, and Chief Executive Officer and Chairman of the Board of DocuSign Corp, an electronic signature network company, positions which he has held since July 2003 and August 2011, respectively. He also holds the position of Chairman of the Purdue University Board of Trustees. In 1996, Krach co-founded Ariba, Inc., a provider of collaborative business commerce solutions for buying and selling goods and services, serving as Chief Executive Officer and Chairman of the Board from October 1996 until July 2003. Prior to founding Ariba, Mr. Krach joined the founding team and served as the Chief Operating Officer at Rasna Corporation, a developer and marketer of mechanical design and analysis software, which was sold in 1995 to Parametric Technologies. Mr. Krach began his career at General Motors, where he led GM’s first-ever Japanese joint venture, GMF Robotics, and was GM’s youngest-ever vice president. Mr. Krach holds a Bachelor of Science in Industrial Engineering from Purdue University and a Master of Business Administration from Harvard Business School. We believe Mr. Krach is qualified to serve on our board of directors due to his extensive operational, senior management and board experience with technology companies.

Roger H. Lee has served on our board of directors since April 2008. Mr. Lee is affiliated with Battery Ventures, a venture capital firm, where he focuses on consumer, internet and digital media markets. Mr. Lee joined Battery Ventures in December 2001, and has been a managing member of the general partners of various investment funds affiliated with Battery Ventures. He currently serves on the boards of directors of a number of privately-held technology companies. Prior to joining Battery Ventures, Mr. Lee spent ten years as an entrepreneur and operator and most recently was the co-founder of Corio, a managed services provider that was acquired by IBM, where he oversaw all business development activities and later became a General Manager. Mr. Lee holds a Bachelor of Arts in Political Science from Yale University. We believe that Mr. Lee is qualified to serve on our board of directors due to his experience with a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. Our board of directors currently consists of six directors consisting of five non-employee members and our Chief Executive Officer. Our board of directors has determined that all of our directors, other than Mr. Oesterle, are “independent” within the meaning of applicable          listing standards, constituting a majority of independent directors of our board of directors as required by          listing standards.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	the Class II directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	the Class III directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the chief executive officer serves as the chairman of the board, or if the chairman of the board is not otherwise independent. The lead independent director would preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate. Because our board of directors has determined that Mr. Krach, the chairman of the board, is an independent director, our board of directors has not appointed a lead independent director.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has an audit committee, a compensation committee and upon completion of this offering, will have a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee charter provides that our audit committee has responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies, financial reporting and disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements prior to their filing;

•	serving as a qualified legal compliance committee to review reports and violations of law; and

•	appointing and evaluating the independent registered public accountants and considering and approving any non-audit services proposed to be performed by the independent registered public accountants.

The current members of our audit committee are Messrs. Biddinger and Lee, with Mr. Biddinger serving as the committee’s chair. Messrs. Biddinger and Lee are “independent” as defined under the          listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the         . Our board has determined that Mr. Biddinger is an audit committee “financial expert,” as that term is defined by the applicable rules of the SEC. Our audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the         .

Compensation Committee

Our compensation committee charter provides that our compensation committee has responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key personnel;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	reviewing and approving any incentive compensation and equity-based plans and the grants thereunder.

The current members of our compensation committee are Messrs. Biddinger and Lee, with Mr. Biddinger serving as the committee’s chair. Messrs. Biddinger and Lee are “independent” as defined under the          listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee charter provides that our nominating and corporate governance committee has responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

Our nominating and corporate governance committee, which we recently formed, currently consists of Mr. Krach, who is “independent” as defined under the          listing standards.

Director Compensation

In August 2011, we approved the following non-employee director annual compensation:

Position	Cash ($)	Equity Grants ($)
Board Chairman	20,000	—
Board Member	30,000	50,000
Audit Committee Chair	10,000	—
Compensation Committee Chair	7,000	—
Nominating and Corporate Governance Committee Chair	5,000	—
Audit Committee Member	5,000	—
Compensation Committee Member	3,500	—
Nominating and Corporate Governance Committee Member	2,500	—

In April 2011, in connection with his appointment to our board of directors and election as Chairman of the board, our compensation committee approved a one-time grant of an option to purchase 63,525 shares of common stock under our Amended and Restated Omnibus Incentive Plan at an exercise price of $68.00 per share to Mr. Krach. This option vests as to 25% of the shares on the grant date and as to 25% of the shares subject to the stock option on April 26th of each of 2012, 2013 and 2014. In light of this one-time grant, Mr. Krach agreed to forego the annual automatic equity grants and cash compensation to which he would otherwise be entitled as a director and as Chairman of the board through the period in which his option vests. On August 23, 2011, our board of directors approved the grant of an option to purchase 15,000 shares of common stock under our Amended and Restated Omnibus Incentive Plan at an exercise price of $68.00 per share to Mr. Biddinger in recognition of his extensive service as chairman of the audit and compensation committee over the years. The option vests as to 25% of the shares on the grant date and as to 25% of the shares subject to the stock option on August 23rd of each of 2012, 2013 and 2014.

In 2010, our board of directors approved payment of the cash compensation set forth in the table below to Mr. Biddinger because of his additional responsibilities as chair of both our audit and compensation committees. The following table sets forth information concerning the compensation of our non-employee directors during 2010.

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
John F. Ackerman(2)	—	—
John W. Biddinger	12,500	12,500
John H. Chuang	—	—
Steven M. Kapner	—	—
Roger H. Lee	—	—
Mathias Schilling(3)	—	—

(1)	Our employee director, Mr. Oesterle, did not receive separate compensation for his services as a director.

(2)	Mr. Ackerman resigned from our board of directors in August 2011.

(3)	Mr. Schilling resigned from our board of directors in August 2011.

Compensation Committee Interlocks and Insider Participation

During 2010, our Chief Executive Officer, Mr. Oesterle, served on our compensation committee. In April, September and October 2010, an affiliate of Mr. Lee purchased Class E units and Series C preferred stock from us as set forth under the section captioned “Certain Relationships and Related Party Transactions—Sales of Unregistered Securities.” In December 2010 as well as April and June 2011, we repurchased shares of common stock, Series B preferred stock and Series C preferred stock from certain holders of such stock, including affiliates of Mr. Biddinger and Mr. Lee. Such transactions are described in further detail under the section captioned “Certain Relationships and Related Party Transactions—Repurchase of Common and Preferred Stock.” None of our executive officers currently serves, or has served during the last completed year, as a member of the board or the compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our personnel, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.AngiesList.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on or accessible through our website into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion relates to our executive officer compensation philosophy as we move toward becoming a public company and the compensation paid to our “named executive officers” for 2010. Our current executive officers are:

•	William S. Oesterle, Chief Executive Officer

•	Robert R. Millard, Chief Financial Officer

•	Angela R. Hicks Bowman, Chief Marketing Officer

•	Scott A. Brenton, Chief Operating Officer

•	Michael M. Holt, Executive Vice President

•	Gary W. Rush, Vice President of Information Technology

•	Michael D. Rutz, Vice President of Sales

Our “named executive officers” for purposes of the compensation disclosure in this prospectus (as listed in the “Summary Compensation Table” below) are Mr. Oesterle, Ms. Hicks Bowman, Mr. Holt, Mr. Rush, Thomas Harvey, our former Chief Financial Officer until his departure in May 2010, and Charles Hundt, our Controller who also served as our interim principal financial officer until May 2011. In May 2011, Mr. Millard joined us as our Chief Financial Officer, but he is not a “named executive officer” for 2010.

Objectives of Our Executive Compensation Program

As a private company, we balanced our desire to conserve our cash for investments in growing our business with our needs to pay sufficient compensation to attract and retain qualified executives. Although we believe this resulted in our 2010 cash compensation levels being comparatively low, as described below, we have supplemented cash compensation with equity compensation to executive officers. Equity grants in 2010 to executive officers were primarily designed to compensate those officers whose equity awards were eliminated in connection with our conversion from a Delaware limited liability company, or LLC, to a Delaware corporation in April 2010.

Our executive compensation philosophy since 2010 has been focused on the following areas:

•

Pay positioning. For 2011, we have increased cash compensation levels (base salary and target cash bonuses) to move toward the 75th percentile of a pre-IPO company study and, in some cases, the median level of a public company peer group, each as further described below. Following our initial public offering, we expect to initially target median market levels for public companies using peer group data, although we may decide to deviate from market levels due to individual performance, individual experience or operational reasons. For 2010, we did not target a specific market level of compensation, although we believe our base salaries and target cash bonuses were below market, based on our July 2010 compensation review described below under “Executive Compensation Process—Compensation consultant and use of market data.”

•

Pay for performance. We expect to pay for results, not merely efforts. Following this initial public offering, we expect that pay levels will be primarily based on results as measured by growth in various areas of our business, together with stockholder value creation. However, we believe it is important to retain flexibility to adapt to changing needs of the business.

•

Fixed vs. variable compensation. We believe that tying a significant portion of executive compensation to equity and other variable incentives is in the best interests of stockholders and our long-term success. The percentage of an executive’s total compensation that is variable should increase with overall responsibilities, level and compensation. However, we do not have a policy to allocate a specific percentage of pay to each element.

•

Short-term vs. long-term focus. Our executive reward program incorporates both short-term and long-term perspectives. Cash bonus incentives (whether annual, semi-annual or quarterly) focus executives on attainment of short-term performance goals that drive stockholder value. Equity awards such as stock options and restricted stock awards focus executives on long-term performance. Given that public company stockholders desire sustainable long-term value creation, we expect that we will continue to focus on long-term incentives for executives. However, we do not have a policy to allocate specific percentages of pay to short-term versus long-term incentives.

•

Equity ownership. We believe that equity ownership demonstrates management commitment to working in alignment with stockholder interests. In recognition of this belief, we strongly encourage executives to be owners of the company and therefore have granted equity awards to all of our executive officers. The executive officers with more responsibilities are expected to hold higher equity stakes. We have established stock ownership guidelines for senior management and directors as described below under “Equity-Based Compensation.”

Executive Compensation Process

Our executive compensation process reflects our stage of development as a company, particularly our aggressive expansion since 2006. Our initial compensation for newly hired executive officers generally reflects the outcome of a negotiated recruitment and hiring process in light of compensation with prior employers or other possible opportunities at the time of hiring. Several of our executive officers have been with us for many years (including our co-founders), and differences in compensation have developed over time, including unequal equity holdings.

Compensation-setting process. Following this initial public offering, our compensation committee will be responsible for determining, or recommending to the board, compensation for all of our executive officers. During 2010, the compensation committee determined compensation for our Chief Executive Officer. For our other executive officers, our Chief Executive Officer made many of the compensation decisions, particularly their quarterly cash bonus payments. The compensation committee or the board of directors approved all equity grants to executive officers. We have not adopted policies or guidelines for allocating compensation between long-term and short-term incentives, between cash and non-cash compensation or among different forms of non-cash compensation. However, as a private company, we have generally tried to conserve cash, while supplementing cash compensation with equity compensation from which our executive officers would realize value if they successfully led us through an initial public offering or other liquidity event.

Role of management. Our Chief Executive Officer makes recommendations to the full compensation committee or board of directors and attends board and committee meetings. During 2010 and through July 2011, he was on our compensation committee, but he did not participate in compensation committee approval of his own compensation. After our initial public offering, our compensation committee will be responsible for determining, or recommending to the board of directors for approval, all executive compensation. However, our Chief Executive Officer will continue to be involved in compensation decisions for our other executive officers because he observes the direct results of their efforts and works with them regularly. In addition, at the request of the compensation committee, members of our finance department attend compensation committee meetings and provide background on materials presented to the compensation committee.

Compensation consultant and use of market data. During 2010, the compensation committee retained Mercer Consulting as its outside compensation consultant with the assignment to review our executive compensation in the context of pre-IPO and public company market data. Mercer Consulting did not provide other services to the company. In July 2010, the compensation committee reviewed the following information with Mercer Consulting:

•

pre-IPO companies’ pay levels, using pre-IPO data for companies in the public peer group described below that recently completed IPOs and survey compensation data from the Dow Jones Competitive Pro Database and Mercer databases of private company data; and

•	public companies’ pay levels, using the custom group of companies described below.

We did not use a peer group in setting 2010 executive compensation. The compensation committee’s and our Chief Executive Officer’s subjective analyses of appropriate payments have historically been the most important factor in setting compensation. In making compensation decisions, they have taken into account such factors as business conditions, the compensation committee’s collective experience, internal pay equity and individual negotiations.

However, in setting 2011 cash compensation in October 2010, the compensation committee reviewed the data described above and made changes (primarily to base salary and resulting target bonus levels) to bring pay levels closer to the 75th percentile of pre-IPO companies and the median of public company data, in recognition of both the growth of our company over the last few years and the efforts that would be required of all our executive officers as we began to move toward becoming a public company.

Peer group companies. The compensation committee, Mercer Consulting and management worked together to choose a public company peer group for the July 2010 review. They used the following criteria:

•	Industry: companies in similar industries which are representative of our market for business and executive talent;

•	Size: consideration of revenue size and ratio of market value to revenue; and

•	Earnings quality: consider companies that generate revenue from services that require a subscription.

As a result, the group of companies listed below was chosen from Internet-based retail and service companies with revenue between one-fifth to five times our revenue (a broad range was used because of the lack of comparably sized companies). This group was used when setting 2011 cash compensation, but not 2010 compensation, and it may not be the same peer group that we use following our initial public offering:

Ancestry.com Inc.	Vocus, Inc.
Constant Contact, Inc.	LoopNet, Inc.
comScore, Inc.	OpenTable, Inc.
Dice Holdings, Inc.	TheStreet.com, Inc.
The Knot, Inc.	Local.com Corporation
Internet Brands, Inc.	Archipelago Learning, Inc.
Travelzoo Inc.	Support.com, Inc.
LivePerson, Inc.

Determination of Executive Compensation

Compensation Elements

Each element of executive compensation has a specific role. The purpose of each element is as follows:

•	Base salary. Establish relative pay parity externally and provide a level of fixed compensation.

•

Annual cash incentives. Motivate executives to achieve a combination of individual, business unit and/or corporate performance objectives with most of the incentives focused on financial performance that drives stockholder value creation.

•	Equity-based compensation. Align interests of key executives and managers with those of stockholders by rewarding long-term stockholder value creation.

•	Other benefits. Provide executives and their families with cost-effective health and welfare coverage consistent with competitive practices.

Base Salary

As a private company, we determined base salaries based on the collective experience of our compensation committee and Chief Executive Officer in hiring similarly situated executive officers, our view of appropriate fixed pay for our geographic location and our desire to limit cash expenses to be able to manage our growth.

We did not adjust salaries for 2010 from 2009 because the compensation committee felt they were appropriate and sufficient, except that Mr. Hundt’s salary was increased during 2010 as he took on more responsibilities. We did not benchmark salaries to specific market levels for 2010 or engage in a market review process. The differences in base salaries among the named executive officers for 2010 primarily reflected the timing and circumstances of their hiring and their different roles. In approving salaries for 2011, we tried to make salary levels more equal among executive officers, except that our Chief Executive Officer has the highest salary because of his role as head of our company with the highest level of responsibilities. Prior to those 2011 actions taken in October 2010, we had not made material changes to base salaries in the last several years, which was consistent with our desire to focus cash resources on growing the business.

For the first part of 2010, we paid additional base pay to personnel who held LLC equity (including executive officers) to make up for the self-employment tax treatment resulting from their equity participation in the LLC, which did not apply once we converted to a corporation. The additional base pay is included in the Summary Compensation Table below in the “Salary” column.

As part of the compensation committee’s comprehensive review of executive compensation levels during July 2010 as described above, we found that our base salaries generally fell significantly below the median in both of our pre-IPO and public companies studies described above. Therefore, we made certain adjustments in 2010, effective January 2011, and again on August 11, 2011, effective immediately, we made the following adjustments to base salary for our named executive officers who continue to be executive officers to bring them closer to the 75th percentile of pre-IPO companies and closer to the median of public companies. These significant increases were in recognition of both the growth of our company over the last few years and the efforts that would be required of all our executive officers as we began to move toward becoming a public company. In August 2011, we further increased base salaries for our Chief Executive Officer and Chief Marketing Officer to be at the public company peer group median because we were moving closer to becoming a public company and the base salaries for those two positions were below the public company median previously.

	2010 Salary*	2011 Salary (as of January 1, 2011)
Mr. Oesterle	250,000	348,000	(368,000 effective August 2011)
Ms. Hicks Bowman	144,000	200,000	(246,000 effective August 2011)
Mr. Holt	175,000	201,000
Mr. Rush	145,000	200,000
Mr. Hundt	130,000	145,000

*	Amount is annualized and is before the additional base pay to cover the LLC-related self-employment taxes for the first part of 2010 described above.

Annual Cash Incentives

We believe our cash bonus program has allowed the compensation committee and our Chief Executive Officer to retain flexibility to reward results as determined to be appropriate. For 2010, our named executive officers were eligible for quarterly bonuses.

Chief Executive Officer bonus. Our Chief Executive Officer had a target bonus payout of $150,000 (or $37,500 each quarter). Following the end of each quarter, the compensation committee reviewed our performance by considering results for the metrics listed below, our Chief Executive Officer’s assessment of the business successes and areas for improvement, and its own subjective assessment of both the financial metrics and other factors considered important. The compensation committee did not use a formula to determine the bonus each quarter and did not assign a specific weight to each metric, but reviewed specific results for the following metrics, all of which we consider to be either key operating metrics for our business or financial metrics indicative of improved performance (particularly related to revenue and cash flow):

•	Number of new paid memberships;

•	Number of total paid memberships;

•	Average marketing cost per paid membership acquisition;

•	Total service provider contract value;

•	Total revenue;

•	Earnings before interest, taxes, depreciation and amortization, or “EBITDA”; and

•	Free cash flow (comprised of cash flow after operating and investing activity).

The compensation committee assessed each of these metrics, but also took into account strategic business decisions during the year. In particular, achievement of EBITDA and free cash flow became immaterial factors in determining the quarterly bonuses because of a strategic business decision to increase advertising spending significantly during the year, which we knew would negatively impact those particular metrics. On the other hand, because of this increased advertising spending, achieving the membership-related goals became even more important.

The following chart shows the quantitative goals for each quarter for each financial metric (dollar numbers in thousands, except the average marketing cost per paid membership acquisition), which were based on our business plan for the year:

	Q1	Q2	Q3	Q4
Metric(1)	Target	Target	Target	Target
Number of new paid memberships	60,654	84,450	93,811	70,772
Number of total paid memberships	437,190	474,040	516,330	533,121
Average marketing cost per paid membership acquisition	$98.00	$104.00	$99.00	$62.44
Total service provider contract value	$4,360	$4,202	$4,833	$5,041
Total revenue	$13,365	$14,967	$16,278	$17,200
EBITDA	$(2,264)	$(3,954)	$(3,677)	$1,879
Free cash flow	$(1,296)	$(1,380)	$(983)	$(2,761)

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” for a description of how the operating metrics are calculated.

Following completion of each quarter, the compensation committee reviewed whether we achieved each of the pre-set financial goals, discussed the overall business strategy, achievements and weaknesses with our Chief Executive Officer, and deliberated before approving the following bonus payout percentages based on its subjective view of the appropriate incentive amounts:

•

First quarter. 100% payout (or $37,500), reflecting the fact that we exceeding our goals for new and total memberships, as well as exceeding our goals for service provider sales personnel, average marketing cost per paid membership acquisition and free cash flow.

•

Second quarter. 50% payout (or $18,750), reflecting achievement of our goals for new and total memberships and average marketing cost per paid membership acquisition, but that we did not meet the goals for the other metrics.

•

Third quarter. 100% payout (or $37,500), reflecting completion of a significant fundraising during the quarter, which was important to our ability to execute our long-term business strategy, as well as exceeding our membership goals.

•

Fourth quarter. 75% payout (or $28,125), reflecting achievement of both new and total membership level goals for the entire year and the improved cash balance resulting partly from the significant equity fundraising during the year.

Other named executive officers’ bonuses. Each other named executive officer received bonus amounts following review of the following performance achievements. Our Chief Executive Officer determined the bonus amount based on his subjective view of the appropriate amount rather than on a fixed formula.

•

Ms. Hicks Bowman’s bonus was determined after reviewing net paid membership growth. For 2010, her total payout of $194,659 was approximately 121% of her target bonus, which the Chief Executive Officer believed was reflective of our success in exceeding our membership growth targets, shown by the number of paid memberships at approximately 603,000 exceeding the target in our business plan of approximately 533,000.

•

Mr. Holt’s bonus was determined each quarter after reviewing service provider revenue and cash flows from service provider contract bookings. For 2010, his total payout of $104,600 was approximately 87% of his target bonus, which the Chief Executive Officer believed reflects our success in achieving service provider cash receipts of $35.1 million and service provider revenue of $33.9 million over the year, which were approximately 95% of the business plan.

•

The other named executive officers’ bonuses were determined in a purely subjective manner based on our Chief Executive Officer’s view of their overall contributions to our business performance rather than based on financial metric targets. For example, Mr. Hundt’s total 2010 bonus of $33,250 was in reward for his performance in the financial and accounting area, particularly after Mr. Harvey’s departure. Mr. Rush’s total bonus of $29,000 reflected his successful work in improving our technology systems. Mr. Harvey’s bonus while he was our Chief Financial Officer was also a subjective determination by our Chief Executive Officer of his work on our financial systems and reports.

2011 bonus program. For 2011, the compensation committee approved payout of bonuses to our named executive officers on a semi-annual, rather than quarterly basis, although the compensation committee still reviews our performance results quarterly. The compensation committee expects to move to a single, annual payout for 2012. The purpose of this change is to encourage longer-term business results during the year by paying bonuses to our executive officers less frequently.

Equity-based Compensation

We have granted equity awards to executive officers and other key personnel to incentivize them to increase the value of our stock and thereby align their interests with those of our stockholders. We have granted both stock options, which permit the employee to exercise the option at a fixed price (the fair market value of the stock on the grant date) in the future, and restricted stock awards, which do not have exercise price and have been used recently as subsequent acknowledgement of lost value from cancelled LLC awards, as described below.

The compensation committee or board of directors determines the size and type of equity awards, taking into account the recommendations of our Chief Executive Officer (for executive officers other than himself), and also determines the vesting schedule of equity awards. To date, the amount of our equity grants has not been based on a specific formula or targeted a specific percentile within a peer group, but rather was based on a combination of the compensation committee’s subjective judgment about the appropriate level of compensation for the executive given both individual responsibilities and length of service, dilution considerations and the negotiation process with the individual.

As a result of our conversion from an LLC to a corporation in April 2010, LLC equity awards were cancelled. Therefore, most of the equity grants made in 2010 were granted as subsequent acknowledgement of this lost value from earlier awards, rather than being a measure of 2010 performance or targeting specific equity ownership levels. Because of this, our equity compensation levels for 2010 may not be indicative of the practices we may adopt following this initial public offering, as we continue to consider appropriate practices for a public company. For example, in August 2011, our compensation committee approved a practice pursuant to which it will consider long-term stock option grants to our executive officers in early 2012 following a review of our year-end results.

2010 equity grants. During 2010, we made the following equity award grants to named executive officers, as set forth in detail in the “Grants of Plan-Based Awards” table below:

•

In December 2010, we granted restricted stock awards to each of Mr. Oesterle, Ms. Hicks Bowman and Mr. Rush as subsequent acknowledgement of their value lost in the LLC conversion when their unvested and unexercised equity awards were cancelled. Mr. Holt also received a restricted stock award in December 2010, which was primarily based on prior discussions regarding appropriate compensation for him where equity compensation decisions had been deferred. The December 2010 awards reflected a subjective recommendation by our Chief Executive Officer to the compensation committee about an appropriate amount to grant him, rather than being based on any type of market review or particular factors. The vesting schedules of these awards were relatively short (over approximately two years) with a portion (or, in the case of Ms. Hicks Bowman, 100%) vested immediately because of the special nature of these awards.

•

Ms. Hicks Bowman also received a discounted stock option as a subsequent acknowledgement of the in-the-money options that were cancelled in the LLC conversion. Because it replaced a cancelled award that would have been fully vested by the time the new award was granted, the new option was fully vested at grant. This new option was granted in August 2010 and, because of tax requirements resulting from the discount exercise price, was required to be exercised on the grant date.

•

Mr. Oesterle received LLC equity awards during January and March 2010, which had an initial value of approximately $300,000. These awards were in satisfaction of long-term bonus commitments for years prior to 2010. Most of these awards were cancelled in connection with the LLC conversion and, as a subsequent acknowledgement, the restricted stock awards described above were granted.

•

Following the LLC conversion, we created an employee stock option pool to provide long-term compensation for key personnel. Mr. Hundt received stock options from this employee pool, with the amount determined subjectively in recognition of his efforts and responsibilities, particularly while acting as our interim principal financial officer.

•

Mr. Oesterle had a “long-term bonus” program for 2010 that would result in an annual grant of equity awards following the end of the year, subject to the compensation committee’s review of performance. This award was paid in early 2011 in the form of stock options, which will vest over four years, and is not reflected in the Summary Compensation Table below. In reviewing his performance following the end of 2010, the compensation committee assessed the financial goals set forth in the table below, but did not use a specific formula to determine the payout and did not limit its consideration to these metrics. The compensation committee considered the fact that although several of the financial goals were not met, our cash balance was significantly above target, Mr. Oesterle’s fundraising efforts far exceeded our expectations at the beginning of the year, and the year-end revenue achievement was close to the target level. The compensation committee also considered the fact that, as described above, our business strategy during the year to increase advertising spending meant that the pre-set EBITDA and free cash flow targets were unlikely to be met. After taking all of these considerations into account, the compensation committee determined that a 90% payout ($180,000 value) was appropriate. The following table shows the year-end target for each of the pre-set financial goals:

Metric	Target (in thousands)
Revenue	$61,810
EBITDA	$(8,016)
Free Cash Flow(1)	$(5,992)
Cash Balance	$1,047

(1)	This non-GAAP metric is comprised of cash flow after operating and investing activity.

Equity ownership guidelines. In August 2011, we adopted equity ownership guidelines which our executive officers and directors will be expected to meet. They will have five years following our initial public offering to reach accumulated equity holdings meeting the following guidelines:

•	Chief Executive Officer—5 times base salary;

•	Other Executive Officers—3 times base salary; and

•	Non-Employee Members of the Board of Directors—15,000 shares.

Other Benefits

Retirement and other benefits. Our named executive officers are eligible to participate in our employee benefit plans provided for other personnel. In the United States, these benefits include a 401(k) plan, group health insurance, and short- and long-term disability insurance. Currently, we make matching contributions to the 401(k) up to a specific limit plan for eligible personnel, including executive officers. We do not have a defined benefit retirement plan.

Severance and change in control arrangements. Some of our named executive officers have agreements that would provide severance benefits on specified involuntary terminations of employment. The terms and estimated amounts of these benefits are described below under “Potential Payments upon Termination and Change in Control.” Most of these arrangements were negotiated when the applicable named executive was hired and had terms that we believed were reasonably necessary to hire and retain these individuals in our market for executive talent. We have granted equity awards to our named executive officers that provide for accelerated vesting of equity upon a future change in control, as further described under “Potential Payments upon Termination and Change in Control.” We believe these provisions are reasonable because the possibility of a change in control could cause uncertainty among executive officers and concern over potential loss of equity awards (which has been a significant component of their potential compensation) and, therefore, could result in their departure or distraction to the detriment of our company and our stockholders.

Other Executive Compensation Considerations

Accounting considerations. We recognize a charge to earnings for accounting purposes for equity awards over their vesting period. In the past, we have not considered the accounting impact as a material factor in determining the equity award amounts for our executive officers. However, as we become a public company, we expect that the compensation committee will consider the accounting impact of equity awards in addition to considering the impact to dilution and overhang when deciding on amounts and terms of equity grants.

Tax considerations. We do not require executive compensation to be tax deductible for our company, but instead balance the cost and benefits of tax deductibility to comply with our executive compensation goals. For example, Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1 million paid in any taxable year to its chief executive officer and certain other executive officers unless the compensation qualifies as “performance-based compensation” within the meaning of the Code. As a private company, we have not been subject to the deductibility limit of Section 162(m) and so have not taken it into consideration in setting compensation for our executive officers. Once we are a public company, we expect that the compensation committee will consider the deductibility of compensation, but will be authorized to approve compensation that is not deductible when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information concerning the compensation of William S. Oesterle, our Chief Executive Officer, Thomas Harvey, our former Chief Financial Officer, Charles Hundt, our Controller who also served as our interim principal financial and accounting officer from May 2010 until May 2011, and the three other most highly compensated executive officers for 2010. We refer to these individuals as our “named executive officers” elsewhere in this prospectus. Effective May 9, 2011, Robert R. Millard became our Chief Financial Officer. However, in accordance with SEC regulations, since Mr. Millard was not an executive officer during the most recent year for which compensation information is being presented, he is not a named executive officer for 2010.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)	Stock Awards ($)(2)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
William S. Oesterle,
Chief Executive Officer and Director	2010	254,995		—	1,440,847	(4)	—	121,875	19,711	(5)	1,837,428

Thomas Harvey,
Former Chief Financial Officer	2010	63,462	(6)	30,164	—		—	—	175,308	(7)	268,934

Charles Hundt,
Controller and Former Interim Principal Financial and Accounting Officer	2010	117,619		33,250	—		45,375	—	4,732	(8)	200,976

Angela R. Hicks Bowman
Chief Marketing Officer	2010	148,550		—	2,969,355		848,698	194,659	19,524	(9)	4,180,786

Michael M. Holt,
Executive Vice President	2010	179,871		—	2,282,209		—	104,600	19,432	(10)	2,586,112

Gary W. Rush,
Vice President of Information Technology	2010	148,956		29,000	1,239,377		—	—	36,736	(11)	1,454,069

(1)	Salary includes additional payments made prior to our conversion to a Delaware corporation in April 2010 to make up for the self-employment tax treatment while we were an LLC, which are (i) $4,995 for Mr. Oesterle, (ii) $4,550 for Ms. Hicks Bowman, (iii) $4,871 for Mr. Holt and (iv) $3,956 for Mr. Rush. Messrs. Harvey and Hundt did not receive gross-up payments.

(2)	The amount reflects the aggregate grant date fair value of the option and stock awards granted during the year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option and stock awards in note 10 to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that awards will vest or will be exercised, or that the value upon exercise will approximate the aggregate grant date fair value.

(3)	Reflects the amount paid under our cash incentive program to executive officers for the year based upon satisfaction of the performance criteria described under “—Compensation Discussion and Analysis—Annual Cash Incentives.”

(4)	Additional stock awards of an aggregate of 7,568 units with a grant date fair value of $266,702 were granted in January and March 2010, but were cancelled in April 2010 as a result of our conversion to a Delaware corporation. The stock award in December 2010 was partially a subsequent acknowledgement of these cancelled awards.

(5)	Represents (i) $7,350 401(k) matching contribution, (ii) $12,161 medical, dental and vision insurance premiums paid by us and (iii) $200 fringe compensation.

(6)	Reflects partial year salary prior to Mr. Harvey’s departure from the company in May 2010.

(7)	Represents (i) $167,538 severance payment, (ii) $2,639 401(k) matching contribution, (iii) $5,031 medical, dental and vision insurance premiums paid by us and (iv) $100 fringe compensation.

(8)	Represents (i) $4,532 401(k) matching contribution and (ii) $200 fringe compensation.

(9)	Represents (i) $7,350 401(k) matching contribution, (ii) $12,074 medical, dental and vision insurance premiums paid by us and (iii) $100 fringe compensation.

(10)	Represents (i) $7,350 401(k) matching contribution and (ii) $12,082 medical, dental and vision insurance premiums paid by us.

(11)	Represents (i) $29,186 in reimbursement for tax consequences resulting from our conversion to a Delaware corporation in April 2010, (ii) $7,350 401(k) matching contribution and (iii) $200 fringe compensation.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to our named executive officers during 2010.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Fair Market Value of Stock on Date of Option Grant	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Target ($)
William S. Oesterle	1/1/2010	150,000	3,820	(3)	—	—		N/A	100,001
	3/25/2010		5,020	(3)	—	—		N/A	200,000
	12/23/2010		23,067		—	—		N/A	1,407,548

Thomas Harvey	—	—	—		—	—		N/A	—

Charles Hundt	10/4/2010	N/A	—		2,500	61.02		61.02	45,375

Angela R. Hicks Bowman	8/11/2010	160,875	—		14,600	1.87	(4)	60.00	848,698
	12/23/2010		48,662		—	—		N/A	2,969,355

Michael M. Holt	12/28/2010	120,000	37,401		—	—		N/A	2,282,209

Gary W. Rush	12/23/2010	N/A	20,311		—	—		N/A	1,239,377

(1)	We do not provide for thresholds or maximums as part of our non-equity incentive plan. Our non-equity incentive plan is described above in “—Compensation Discussion and Analysis—Annual Cash Incentives.”

(2)	The amount reflects the grant date fair value of the stock and option awards granted during the year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option awards in note 10 to our consolidated financial statements included elsewhere in this prospectus. Except as noted below, all grants were made under our Amended and Restated Omnibus Incentive Plan.

(3)	Relates to stock awards granted pursuant to the Brownstone Publishing, LLC Omnibus Incentive Plan where the unvested units (7,568 units) were terminated upon our conversion to a Delaware corporation in April 2010.

(4)	Exercise price below fair market value reflects consideration to Ms. Hicks Bowman for the cancellation of her option award granted pursuant to the Brownstone Publishing, LLC 1998 Member Units Option Plan as a result of our conversion to a Delaware corporation in April 2010. These options were fully vested and were required to be exercised on the grant date. The $60.00 fair market value on the grant date is based on the sale price of shares Ms. Hicks Bowman sold to third parties on the grant date.

Outstanding Equity Awards at Year End

The following table summarizes the number of shares of our common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2010. Other than the equity awards listed below, there were no unvested or unearned equity awards held by our named executive officers as of December 31, 2010.

	Option Awards					Stock Awards
Name	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
William S. Oesterle	—	—		—	—	13,840	(2)	844,517
Thomas Harvey	—	—		—	—	—		—
Charles Hundt	—	2,500	(3)	61.02	10/4/2020	—		—
Angela R. Hicks Bowman	—	—		—	—	—		—
Michael M. Holt	—	—		—	—	18,700	(4)	1,141,074
Gary W. Rush	—	—		—	—	12,187	(5)	743,651

(1)	Based on a market value of $61.02 per share.

(2)	A stock award of 23,067 shares of our common stock was granted to Mr. Oesterle on December 23, 2010. This award was to vest as to 9,227 shares immediately on the grant date, as to 9,300 shares on January 1, 2011, as to 764 shares on January 28, 2011, as to 1,004 shares on March 25, 2011, as to 764 shares on January 28, 2012, as to 1,004 shares on March 25, 2012 and as to 1,004 shares on March 25, 2013, but will become fully vested upon the completion of this offering.

(3)	A grant of a stock option to purchase 2,500 shares of our common stock was granted to Mr. Hundt on October 4, 2010. This option will vest as to 33% of the shares subject to the stock option on the first, second and third anniversaries of the grant date.

(4)	A grant of a stock award of 37,401 shares of our common stock was granted to Mr. Holt on December 28, 2010. This award was to vest as to 18,701 immediately on the grant date and as to 9,350 shares each on the first and second anniversaries of the grant date, but will become fully vested upon the completion of this offering.

(5)	A grant of a stock award of 20,311 shares of our common stock was granted to Mr. Rush on December 23, 2010. This award was to vest as to 8,124 shares immediately on the grant date, as to 4,062 shares on February 1, 2011, as to 4,062 shares on February 1, 2012 and as to 4,063 shares on February 1, 2013, but will become fully vested upon the completion of this offering.

Option Exercises and Stock Vested

The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during 2010.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
William S. Oesterle	—	—		10,499	(2)	596,330
Thomas Harvey	—	—		—		—
Charles Hundt	—	—		—		—
Angela R. Hicks Bowman	14,600	848,698	(3)	—		—
	—	—		48,662		2,969,355
Michael M. Holt	—	—		18,701		1,141,135
Gary W. Rush	—	—		8,124		495,726

(1)	The value realized on vesting of the stock represents the fair market value of our common stock on each vesting date.

(2)	Includes (i) 1,272 units of Class A units obtained upon vesting of a restricted unit granted by Brownstone Publishing, LLC and subsequently converted into shares of our common stock as a result of our conversion to a Delaware corporation in April 2010 and (ii) 9,227 shares of common stock obtained upon vesting of a restricted stock award granted in December 2010 under our Amended and Restated Omnibus Incentive Plan.

(3)	The value realized upon the exercise of the option represents the amount by which (x) the aggregate market value of the shares of our common stock for which Ms. Hicks Bowman exercised the option on August 11, 2010, the date of exercise, as calculated using a per share value of $60.00, as determined by the sale price of shares Ms. Hicks Bowman sold to third parties on the grant date, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $1.87.

Potential Payments on Termination and Change in Control

We have entered into agreements with several of our named executive officers that may provide for benefits under the circumstances described below if the officer’s employment is terminated or we experience a change in control (such as a change in the voting power of our company by more than 50% or a sale of substantially all of our assets).

Severance

Under the terms of his April 2011 offer letter, if, in connection with a change in control, Mr. Millard is terminated, the scope of his responsibilities or duties is reduced or diminished in any material respect or his compensation is reduced by us, he is entitled to receive an amount equal to two years of his then base salary.

Under the terms of his July 2006 offer letter, if Mr. Holt is terminated without cause, he will be entitled to a severance payment equal to three months of his then base salary. At December 31, 2010, such payment would have been $43,750.

The severance paid to Mr. Harvey on his departure was not pursuant to a pre-existing agreement.

Change in Control Equity Acceleration

The terms of our Restricted Stock Grant Agreements with our named executive officers provide that should we undergo an initial public offering or a change in control, such named executive officer will gain full beneficial ownership of unvested shares of restricted stock, subject only to our repurchase rights and any restrictions set forth in our stockholder agreements, certificate of incorporation or bylaws.

The terms of our Incentive Stock Option and Non-Qualified Stock Option Agreements with our named executive officers provide that should we undergo a change in control, all unvested options would be automatically accelerated and become fully exercisable. Such options will terminate if not exercised prior to the closing of the transaction causing the change in control.

The table below provides an estimate of the value of the compensation due to each of our named executive officers in the events described below, assuming that the change in control was effective on December 31, 2010, under the agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change in control, as applicable.

Name	Change in Control Equity Vesting(1)
William S. Oesterle
Thomas Harvey
Charles Hundt
Angela R. Hicks Bowman
Michael M. Holt
Gary W. Rush

(1)	The value of accelerated vesting of stock options and stock awards is based on the difference between the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range reflected on the cover page of this prospectus, minus the per share exercise price.

Risk Assessment of Compensation Programs

The compensation committee has considered an assessment of compensation-related risks for all of our personnel. Based on this assessment, the compensation committee concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company. In making this evaluation, the committee considered the key design elements of our compensation programs. For example, the committee retains discretion to determine final executive cash bonus awards rather than being required to pay large awards based on any one factor. The committee also believes that the equity ownership of executive officers encourages a long-term commitment and focus on sustainable performance rather than short-term risk-taking.

Employee Benefit Plan

Amended and Restated Omnibus Incentive Plan

Our Amended and Restated Omnibus Incentive Plan, referred to as the 2010 Plan, was originally adopted in April 2010. The 2010 Plan was most recently amended by our board of directors in August 2011 and has been submitted to our stockholders for approval.

Authorized shares. As of June 30, 2011, options to purchase 159,961 shares of our common stock at a weighted average exercise price of $66.65 were outstanding under the 2010 Plan. As of June 30, 2011, 172,245 shares of our common stock remained available for future issuance pursuant to awards granted under the 2010 Plan. In addition, on August 11, 2011, our board of directors approved an increase in the shares issuable under the 2010 Plan to 636,312 shares and also allowed for the number of shares that have been authorized for issuance under the 2010 Plan to be automatically increased on the first day of each year through 2021, in an amount equal to the least of (i) 5% of the outstanding shares on the last day of the immediately preceding year, (ii) 636,312 shares or (iii) such lesser number of shares determined by our board of directors.

Stock options. Incentive and/or nonstatutory stock options may be granted under our 2010 Plan. In general, the term of an option may not exceed 10 years. With respect to stock options granted under the 2010 Plan, the exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. In addition, no incentive stock option may be granted to any employee who at the time of grant owns or is deemed to own more than 10% of our total combined voting power unless the exercise price is at least 110% of the fair market value of our common stock on the date of grant and the incentive stock option is not exercisable after five years from the date of grant. Except as otherwise provided, stock options are exercisable at such time or times and subject to such terms and conditions as shall be determined by the administrator and may be exercised, in whole or in part, at any time after they become exercisable. After the termination of service of an employee, director or consultant, the participant may exercise his or her stock option, to the extent vested as of such date of termination, for a period of three months after the termination date. If termination is due to death or disability, the participant or his or her estate may exercise his or her stock option, to the extent vested as of such date of termination, for a period of one year after the termination date.

Stock appreciation rights. Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient, upon exercise, to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may only be exercised when the fair market value of the shares exceeds the fair market value of the shares covered by the stock appreciation right on the date of grant. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof. Other specific terms will be set forth in an award agreement. After the termination of service of an employee, director or consultant, the participant may exercise his or her stock appreciation right, to the extent vested as of such date of termination for a period of three months after the termination date. If termination is due to death or disability, the participant or his or her estate may exercise his or her stock appreciation right, to the extent vested as of such date of termination, for a period of one year after the termination date.

Restricted stock. Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate or waive any or all restrictions. Recipients of restricted stock awards generally will have all the rights of our stockholders, including voting and dividend rights, with respect to such shares. Other specific terms will be set forth in an award agreement.

Performance awards. Performance awards may be granted under our 2010 Plan. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, the duration of the award cycle, the number of performance awards to be paid out to participants and any other terms and conditions of the performance award. The administrator may condition vesting or settlement upon the continued service of the participant or upon any other term or condition. After the grant of a performance award, the administrator, in its sole discretion, may accelerate or waive any limitations with respect to such performance awards. At the expiration of the award cycle, the administrator shall evaluate the participant’s continued service, performance in light of the performance goals and any other terms and conditions and determine the performance awards granted to the participant which have vested and been earned.

Restricted stock units. Restricted stock units may be granted under our 2010 Plan. The administrator determines the terms and conditions of restricted stock units including the number of shares to be awarded, the conditions for vesting or lapsing of restrictions and the time or times within which such awards may be subject to forfeiture. The administrator may, prior to grant, condition the vesting of or the lapsing of restrictions upon the attainment of performance goals, the continued service of the participant or upon any other term or condition. The administrator, in its sole discretion, may accelerate or waive any or all restrictions with respect to such restricted stock unit. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both.

Share repurchase rights upon termination of service. Upon termination of employment without cause or as a result of death or disability, we have the right for a period of one year after the termination date of the stock option or stock appreciation right to purchase all or a potion of the award that is vested (or otherwise exercised or for which restrictions have lapsed) and any other of our equity interests, shares or other performance units or interests that are held by the participant for an amount equal to the fair market value of such securities determined as of the termination date. Upon voluntary resignation, we have the same right to repurchase described above for an amount equal to eighty percent (80%) of the fair market value of such securities determined as of the termination date.

Adjustments; corporate transactions. In the event of certain changes in our corporate structure, including a stock split, spin-off, merger, recapitalization or merger, the administrator will make appropriate adjustments to outstanding awards to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan. In the event of certain corporate transactions specified in the plan, including a merger, consolidation, sale of all or substantially all of our assets or a change of control, as defined in the plan, each outstanding award will terminate, subject to any provision that has been made by us through a plan of reorganization or otherwise for the substitution, assumption, settlement or other continuation of the awards.

Amendment or termination. According to its terms, our board of directors has the authority to amend or terminate the 2010 Plan at any time, provided that such amendment does not materially impair the rights under outstanding awards without the award holder’s consent. No amendment can be effective prior to its approval by our stockholders, to the extent that such approval is required by applicable laws and regulations.

401(k) Plan

We have established a tax-qualified Section 401(k) retirement savings plan for all personnel who satisfy certain eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

Indemnification of Directors and Executive Officers and Limitations on Liability

Our amended and restated certificate of incorporation, which will be adopted and approved immediately prior to the effectiveness of the offering, will limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will be filed immediately prior to the effectiveness of the offering, will provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation will permit us to secure insurance on behalf of any officer, director, employee or other agent for liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. In addition, we have entered, or will enter into agreements to indemnify our directors and executive officers, and other personnel as determined by our board of directors, against expenses and liabilities to the fullest extent permitted by Delaware law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, which will be filed immediately prior to the effectiveness of the offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or personnel for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above in the section entitled “Management,” the following is a description of each transaction since January 1, 2008 and each currently proposed transaction in which (i) we have been or are to be a participant, (ii) the amount involved exceeded or will exceed $120,000 and (iii) any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of their immediate families or person sharing their household had or will have a direct or indirect material interest.

Sales of Unregistered Securities

In April 2010, we issued 3,461,253 shares of common stock, 1,695,699 shares of preferred stock and warrants to purchase up to an aggregate of 34,038 shares of common stock to members and warrant holders of Brownstone Publishing, LLC, a Delaware limited liability company and our sole stockholder, in connection with our conversion to a Delaware corporation. In addition, in connection with our conversion, entities affiliated with BV Capital exchanged their interests in AL BV Investment, Inc., which held shares of Brownstone Publishing, LLC, for 513,832 shares of common stock and 204,136 shares of Series A preferred stock, and AL BV Investment, Inc. became our wholly-owned subsidiary. The following sets forth information regarding securities sold by Brownstone Publishing, LLC since January 1, 2008 through the date of such conversion and all securities sold by us since such conversion that involved any of our directors, executive officers, holders of more than 5% of our capital stock, or any member of their immediate families or person sharing their household that had or will have a direct or indirect material interest. For purposes of the discussion below, “we” refers to both us and Brownstone Publishing, LLC.

Sales of Membership Units in Brownstone Publishing LLC

In April 2008, we issued and sold an aggregate of 1,136,438 Class E units to Battery Ventures VIII (AIV III), L.P., a holder of more than 5% of our capital stock with whom Roger H. Lee, one of our directors, is affiliated, at a purchase price of $30.798 per unit, for aggregate consideration of approximately $35.0 million. As this was Battery Ventures VIII (AIV III), L.P.’s initial investment in us and no pre-existing relationship existed with them, the terms obtained and the consideration received in connection with the sale were comparable to terms available and the amounts we would have received in arm’s-length transactions.

Upon our conversion to a Delaware corporation, each Class E unit that was issued and outstanding was deemed cancelled and converted into one share of our Series B preferred stock.

Sales of Preferred Stock

In April, September and October 2010, we issued and sold 370,786 shares of Series C preferred stock at a purchase price of $67.4245 per share for aggregate consideration of approximately $25.0 million. In March and May 2011, we issued and sold an aggregate of 848,210 shares of Series D preferred stock at a purchase price of $70.7372 per share for aggregate consideration of approximately $60.0 million. Each of these transactions involved both new and pre-existing investors. We believe that the terms obtained and consideration received in connection with each of the Series C and Series D financings are comparable to terms available and the amounts we would have received in arm’s-length transactions.

The following table summarizes the shares of preferred stock purchased by our executive officers, directors and holders of more than 5% of our capital stock in connection with each of the Series C and Series D financings. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Series C Preferred Stock	Series D Preferred Stock
Battery Ventures VIII, L.P.(1).	29,663	—
T. Rowe Price Associates, Inc.(2)	200,224	401,490

(1)	Roger H. Lee, an affiliate of Battery Ventures VIII, L.P., is one of our directors.

(2)	Consists of (a) 185,013 shares of Series D preferred stock and 188,700 shares of Series C preferred stock purchased by T. Rowe Price New Horizons Fund, Inc., (b) 12,100 shares of Series D preferred stock and 11,124 shares of Series C preferred stock purchased by T. Rowe Price New Horizons Trust, (c) 493 shares of Series D preferred stock and 400 shares of Series C preferred stock purchased by T. Rowe Price U.S. Equities Trust, (d) 37,393 shares of Series D preferred stock purchased by T. Rowe Price Global Technology Fund, Inc., (e) 135,483 shares of Series D preferred stock purchased by T. Rowe Price Science & Technology Fund, Inc., (f) 9,277 shares of Series D preferred stock purchased by TD Mutual Funds – TD Science and Technology Fund, (g) 11,979 shares of Series D preferred stock purchased by VALIC Company I – Science and Technology Fund and (h) 9,752 shares of Series D preferred stock purchased by John Hancock Trust – Science and Technology Trust.

Each share of our preferred stock will convert into one share of our common stock upon the closing of this offering. The purchasers of shares of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of their preferred stock. See “Description of Capital Stock—Registration Rights.”

Investor Rights Agreement

We are party to an amended and restated investor rights agreement which provides that certain of our investors, including entities with which certain of our directors are affiliated, are entitled to registration rights with respect to the common stock issued or issuable upon conversion of our preferred stock. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement provides for certain information rights and rights of first offer. The provisions of the amended and restated investors’ rights agreement, other than those relating to registration rights and certain other covenants, will terminate upon the completion of this offering.

Voting Agreement

We have entered into an amended and restated voting agreement with certain of our stockholders, including entities with which certain of our directors are affiliated, obligating each party, among other things, to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to the board of directors. The provisions of this amended and restated voting agreement will terminate upon the completion of this offering and there will be no further contractual arrangements regarding the election of our directors.

Right of First Refusal and Co-Sale Agreement

We have entered into an amended and restated right of first refusal and co-sale agreement with certain of our stockholders, including entities with which certain of our directors are affiliated, that grants, among other things, our stockholders certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders and grants us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders. The provisions of the amended and restated right of first refusal and co-sale agreement will terminate upon completion of this offering.

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Indemnification of Directors and Executive Officers and Limitations on Liability.”

Redemption of Units

In April 2008, we redeemed 567,888 Class A units and 7,500 Class B units for a total of $15.0 million. The following table summarizes the units redeemed from our executive officers, directors and holders of more than 5% of our capital stock.

Sellers	Class A Units Redeemed	Class B Units Redeemed	Aggregate Redemption Price
William S. Oesterle	193,841	—	$5,074,428
Michael M. Holt	65,000	—	1,701,590
Cardinal Ventures, LLC(1)	60,018	—	1,571,169
City Investment Group, LLC(2)	55,857		1,462,241
Scott A. Brenton	41,280	—	1,080,640
Angela R. Hicks Bowman	28,163	—	737,259
Keith Midkiff(3)	—	7,500	133,670

(1)	John F. Ackerman, an affiliate of Cardinal Ventures, LLC, was one of our directors at the time.

(2)	John W. Biddinger, an affiliate of City Investment Group, LLC, is one of our directors.

(3)	Keith Midkiff was our Chief Financial Officer prior to Thomas Harvey, and departed the company in July 2008. Mr. Midkiff was our Chief Financial Officer at the time of the redemption.

Repurchase of Common and Preferred Stock

In December 2010 as well as April and June 2011, we repurchased 351,871 shares of common stock for a total of $23.7 million. Prior to the repurchase, 14,096 shares of Series B preferred stock and 29,663 shares of Series C preferred stock were converted into common stock and repurchased by us. The following table summarizes the shares of common and preferred stock repurchased from our executive officers, directors and holders of more than 5% of our capital stock.

Sellers	Shares of Common Stock Repurchased	Aggregate Repurchase Price
TRI Investments, LLC(1)	100,724	$6,849,232
Entities affiliated with Battery Ventures(2)	43,759	2,975,612
William S. Oesterle	39,623	2,660,050
City Investment Group, LLC(3)	31,359	2,132,412
Michael M. Holt	31,957	2,098,718
Scott A. Brenton	29,420	2,000,560
Angela R. Hicks Bowman	16,004	1,038,197
Cardinal Ventures, LLC(4)	9,331	634,508
Gary W. Rush	7,924	489,106

(1)	John H. Chuang and Steven M. Kapner, both affiliates of TRI Investments, LLC, are our directors.

(2)	Consists of 14,096 shares of Series B preferred stock held by Battery Ventures VIII (AIV III), L.P. and 29,663 shares of Series C preferred stock held by Battery Ventures VIII, L.P. that were converted into common stock sold. Roger H. Lee, an affiliate of Battery Ventures, is one of our directors.

(3)	John W. Biddinger, an affiliate of City Investment Group, LLC, is one of our directors.

(4)	John F. Ackerman, an affiliate of Cardinal Ventures, LLC, was one of our directors at the time.

Office Leases

Our headquarters are located in office buildings owned by a partnership, Henry Amalgamated, LLC. The owners of the partnership are William S. Oesterle, our Chief Executive Officer, who has a 70% interest in the partnership, and a business partner, who has a 30% interest in the partnership. We paid $0.4 million in 2008, $0.6 million in 2009 and $0.7 million in 2010 in rent and related costs (including rent for parking lots adjacent to the office buildings) to this partnership under various leases that expire on various dates from 2012 to 2014. The dollar value of Mr. Oesterle’s interest in these lease payments was $0.5 million in 2010. Additionally, in 2008, Mr. Oesterle was the owner of one of our office buildings prior to transferring ownership of such building to Henry Amalgamated LLC in 2009, and Mr. Oesterle received approximately $77,000 in rent related to this building in 2008.

Loan Guaranty Fees

In December 2004, we amended and restated our then-existing credit facilities pursuant to which we issued $10.3 million aggregate principal amount secured revolving notes to the lender. Up to $5.5 million of this amount was guaranteed by (i) TRI Investments, LLC, one of our greater than 5% stockholders and an affiliate of John H. Chuang and Steven M. Kapner, two of our current directors; (ii) Ralph M. Holt, Jr., an immediate family member of Michael M. Holt, one of our officers; and (iii) Samuel B. Sutphin, who was one of our directors at that time. In consideration of guaranteeing the notes, we paid a total of $1.1 million in loan guaranty fees in 2008, of which $861,136 was paid to TRI Investments, LLC and $95,681 was paid to each of Mr. Holt, Jr. and Mr. Sutphin. The credit agreement and all related notes and guarantees were terminated in November 2008.

8% Subordinated Promissory Notes

In December 2005, we issued $7.0 million aggregate principal amount of our 8% Subordinated Promissory Notes, the 8% notes, due June 2009 to certain related parties including (i) $3.3 million aggregate principal amount to TRI Investments, LLC, an affiliate of one of our greater than 5% stockholders and an affiliate of John H. Chuang and Steven M. Kapner, two of our directors; (ii) $3.0 million in aggregate principal amount to City Securities Corporation, an affiliate of John W. Biddinger, one of our directors; and (iii) $0.2 million in aggregate principal amount to John W. Biddinger, one of our directors. The interest rate on the notes were 8% per annum and was payable in monthly installments. In 2008, we paid off all the 8% notes, including $3.5 million, $3.2 million and $0.2 million in principal and interest to TRI Investments, LLC, City Securities Corporation and Mr. Biddinger, respectively.

15% Subordinated Promissory Notes

In February 2007, we issued $3.7 million aggregate principal amount of our 15% Subordinated Promissory Notes, the 15% notes, due August 2008 to several individuals and entities, including $200,000 in aggregate principal amount to The Ackerman Foundation, an affiliate of one of our directors at the time. The interest rate on the notes were 15% per annum and was payable in monthly installments. In 2008, we paid off all the 15% notes, including $220,000 in principal and interest to The Ackerman Foundation.

Short-Term Bridge Loan

In January 2008, we received a short-term bridge loan from TRI Investments, LLC, a greater than 5% stockholder and an affiliate of our directors John H. Chuang and Steven M. Kapner, in the amount of $1.0 million. We issued a $1.0 million promissory note to TRI Investments, LLC with an interest rate of 6% per annum payable upon maturity in March 2008. We paid off $1.08 million in principal and interest to TRI Investments, LLC upon maturity of the short-term bridge loan.

Vendor Relationship

In February 2009, we entered into a relationship with Millennial Services LLC, which provides email and transcription services for us. Logan R. Rush, an immediate family member of Gary W. Rush, one of our officers, is the President and primary owner of Millennial Services LLC. In 2010, we paid $163,000 to Millennial Services LLC. We are invoiced for services provided and no formal contract exists between the parties.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related party had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including, without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of July 31, 2011, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	our directors and named executive officers individually;

•	all of our directors and executive officers as a group; and

•	the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Shares Being Offered.”

In accordance with the rules of the SEC, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is July 31, 2011. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 6,168,118 shares of common stock outstanding as of July 31, 2011, and         shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ overallotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o Angie’s List, Inc., 1030 E. Washington Street, Indianapolis, IN 46202. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Beneficial Ownership Prior to the Offering(1)			Shares Being Offered	Beneficial Ownership After the Offering(2)
Name and Address of Beneficial owner	Number	Percent (%)			Number	Percent (%)
Greater than 5% Stockholders:
TRI Investments, LLC(3)	1,423,500	23.1
Battery Ventures VIII (AIV), L.P.(4)	1,122,342	18.2
Entities affiliated with BV Capital(5)	717,968	11.6
T. Rowe Price Associates, Inc.(6)	601,714	9.8
Directors and Named Executive Officers:
William S. Oesterle(7)	464,316	7.5
Thomas Harvey(8)	—	—
Robert R. Millard	—	—
Charles Hundt	—	—
Angela R. Hicks Bowman	113,584	1.8
Michael M. Holt(9)	175,882	2.9
Gary W. Rush(10)	21,542		*
John W. Biddinger(11)	111,713	1.8
John H. Chuang(3)	1,423,500	23.1
Steven M. Kapner(3)	1,423,500	23.1
Keith J. Krach(12)	15,881		*
Roger H. Lee(4)	1,122,342	18.2
Directors and Officers as a Group (14 persons)(13)	3,528,760	57.1
Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(3)	Mr. Chuang and Mr. Kapner, two of our directors, are Chief Executive Officer and Managing Director, respectively, of TRI Ventures, Inc., the parent company of TRI Investments, LLC and, therefore, may be deemed to share voting power and investment control over the shares held by this entity. Mr. Chuang and Mr. Kapner disclaim beneficial ownership with respect to shares beneficially owned by TRI Investments, LLC, except to the extent of their pecuniary interests therein. The address for TRI Investments, LLC is 711 Boylston Avenue, Boston, MA 02116.

(4)	Shares are held by Battery Ventures VIII (AIV III), L.P. The sole general partner of Battery Ventures VIII (AIV III), L.P. is Battery Partners VIII (AIV III), LLC. The managing members of Battery Partners VIII (AIV III), LLC are Neeraj Agrawal, Michael Brown, Thomas J. Crotty, Sunil Dhaliwal, Richard D. Frisbie, Kenneth P. Lawler, Roger H. Lee, one of our directors, R. David Tabors and Scott R. Tobin who may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by Battery Ventures VIII (AIV III), L.P. Each of Messrs. Agrawal, Brown, Crotty, Dhaliwal, Frisbie, Lawler, Lee, Tabors and Tobin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Battery Ventures is 930 Winter Street, Suite 2500, Waltham, MA 02451.

(5)

Includes (i) 375,359 shares held by BV Capital GMBH & Co Beteiligungs KG No. 1, (ii) 286,100 shares held by BV Capital Fund II, L.P. and (iii) 56,509 shares held by BV Capital Fund II-A, L.P., collectively the BV Capital funds. The address for BV Capital is 600 Montgomery Street, 43rd Floor, San Francisco, CA 94111.

(6)	Includes (i) 373,713 shares held by T. Rowe Price New Horizons Fund, Inc., (ii) 135,483 shares held by T. Rowe Price Science & Technology Fund, Inc., (iii) 37,393 shares held by T. Rowe Price Global Technology Fund, Inc., (iv) 23,224 shares held by T. Rowe Price New Horizons Trust, (v) 11,979 shares held by VALIC Company I – Science and Technology Fund, (vi) 9,277 shares held by TD Mutual Funds – TD Science and Technology Fund, (vii) 9,752 shares held by John Hancock Trust – Science and Technology Trust and (viii) 893 shares held by T. Rowe Price U.S. Equities Trust. T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed herein. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all the shares listed; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address for T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202.

(7)	Includes 16,498 shares of our common stock of which 2,772 shares will be unvested within 60 days of July 31, 2011.

(8)	Mr. Harvey departed the company in May 2010.

(9)	Includes 18,700 shares of our common stock of which all shares will be unvested within 60 days of July 31, 2011.

(10)	Includes 11,387 shares of our common stock of which 8,125 shares will be unvested within 60 days of July 31, 2011.

(11)	Includes (i) 11,713 shares held by Mr. Biddinger and (ii) 100,000 shares held by City Investment Group, LLC. Mr. Biddinger, one of our directors, is Managing Director of City Investment Group, LLC, and therefore may be deemed to share voting power and investment control over the shares held by this entity. Mr. Biddinger disclaims beneficial ownership with respect to shares beneficially owned by this entity, except to the extent of his pecuniary interest therein. The address for City Investment Group, LLC is 30 South Meridian Street, Suite 600, Indianapolis, IN 46204.

(12)	Consists solely of stock options to purchase 15,881 shares of our common stock exercisable within 60 days of July 31, 2011.

(13)	Includes 2,645,842 shares held by entities affiliated with certain of our directors and 855,324 shares beneficially owned by our executive officers.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to         shares of common stock, par value $0.001 per share, and         shares of preferred stock, par value $0.001, all of which preferred stock will be undesignated. The following information reflects the filing of our amended and restated certificate of incorporation, the conversion of all outstanding shares of our preferred stock into 2,870,936 shares of common stock immediately prior to the completion of this offering and the vesting of 29,597 shares of restricted stock upon the completion of this offering as if such events had already occurred as of the date of the information provided.

As of June 30, 2011 we had issued and outstanding (including 29,597 shares of unvested restricted stock):

•	3,297,182 shares of common stock held by approximately 38 stockholders;

•	34,038 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $67.4245 per share; and

•	159,961 shares of common stock issuable upon exercise of outstanding stock options.

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering, and applicable law. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We never have declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to          shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of June 30, 2011, there was a warrant outstanding exercisable for an aggregate of 34,038 shares of common stock at an exercise price of $67.4245 per share. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrant may be exercised at any time prior to its termination date of April 30, 2017. The holder of the shares issuable upon exercise of the warrant is entitled to registration rights with respect to such shares as described in greater detail under the caption “Registration Rights.”

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, dated as of March 15, 2011, and are described in additional detail below. These registration rights will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any three month period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations describe below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of the representative for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See section entitled “Underwriting.”

Demand Registration Rights

After 180 days from the completion of this offering, the holders of approximately         shares of our common stock will be entitled to certain demand registration rights. The holders of at least 30% of these shares can request that we register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $25 million. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 60 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of and ending 180 days following the effectiveness of a registration statement initiated by us (i) if we have effected two demand registrations and they have been declared or ordered effective or (ii) if such shares to be registered can be immediately registered on Form S-3 pursuant to the description below under “S-3 Registration Rights.”

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act in connection with the public offering of such securities, the holders of approximately         shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to a company or subsidiary stock option, stock purchase or similar plan, (ii) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the shares entitled to registration rights and (iv) a registration of common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of approximately         shares of our common stock may make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and selling commissions, of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 during the period beginning with the date of filing of and ending 90 days following the effectiveness of a registration statement initiated by us or if we have effected two registrations on Form S-3 in a given 12-month period. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 60 days.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Section 203 of the General Corporation Law of the State of Delaware

We are subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering will provide the following defensive measures:

•

our board of directors shall be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms;

•	our stockholders do not have cumulative voting rights and, therefore, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors;

•	our board of directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	our directors may be removed by stockholders only for cause, and only our board of directors may fill vacancies created by expansion of our board or the resignation, death or removal of a director;

•

subject to the rights of holders of any series of preferred stock then outstanding, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only a majority of our board of directors, the Chairman of our board of directors, our Chief Executive Officer, President and our Secretary may call a special meeting of stockholders;

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting; and

•

subject to the rights of holders of any series of preferred stock then outstanding, a 66 2/3% stockholder vote is required for the rescission, alteration, amendment or repeal of the foregoing provisions of our amended and restated certificate of incorporation or our amended and restated bylaws by stockholders, and our board of directors may amend the bylaws by majority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Listing

We intend to apply to have our common stock approved for listing on the         under the symbol “        .”

Transfer Agent and Registrar

After completion of this offering, the transfer agent and registrar for our common stock will be         .

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, except that the Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (subject to an applicable income tax treaty providing otherwise), or

•

we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Such Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The Non-U.S. Holder’s provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-U.S. status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Legislation enacted in 2010 generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2012 (subject to certain transition rules), of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have          shares of common stock outstanding, assuming the exercise of the underwriters’ overallotment option, the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of         . Of these shares, the          shares, or          shares if the underwriters exercise their overallotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining          shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our personnel, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options and awards granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options or vesting of such awards, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of          shares of common stock and          shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights.”

Stock Options

As of June 30, 2011 options to purchase a total of 159,961 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 172,245 shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our equity plans. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, our officers, directors and substantially all of our stockholders, who hold an aggregate of approximately          shares of our common stock, have agreed, subject to limited exceptions described under the heading “Underwriting,” not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material new or material event.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Allen & Company LLC
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.
ThinkEquity LLC
Code Advisors LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us and the selling stockholders.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the          under the symbol “         .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                     , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Latham & Watkins LLP, Menlo Park, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Angie’s List, Inc. at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, appearing in the prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. Any materials that we file with the Securities and Exchange Commission, including a copy of the registration statement and exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.AngiesList.com. Our website and the information contained on or accessible through our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Angie’s List, Inc.

Consolidated Financial Statements

Years Ended December 31, 2008, 2009, and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Angie’s List, Inc.

We have audited the accompanying consolidated balance sheets of Angie’s List, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ and members’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Angie’s List, Inc. as of December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Indianapolis, Indiana

August 25, 2011

Angie’s List, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,		June 30, 2011
	2009	2010	Actual	Pro Forma
			(Unaudited)
Assets
Cash	$2,016	$9,209	$32,716
Restricted cash	150	300	300
Accounts receivable, net of allowance for doubtful accounts of $175 and $241 at December 31, 2009 and 2010 and $308 at June 30, 2011	2,000	2,662	3,226
Related-party receivable	—	64	—
Prepaid expenses and other current assets	4,072	5,703	9,822

Total current assets	8,238	17,938	46,064

Property and equipment, net	1,730	1,677	2,654
Goodwill	415	415	415
Amortizable intangible assets, net	1,035	1,145	1,200
Deferred financing fees, net	881	1,426	1,091

Total assets	$12,299	$22,601	$51,424

Liabilities and stockholders’ and members’ deficit
Accounts payable	$2,459	$3,177	$7,454
Accrued liabilities	3,546	6,036	16,132
Deferred membership revenue	9,068	11,648	14,500
Deferred advertising revenue	6,461	8,188	10,856
Current maturities of long-term debt	2,035	7,267	7,490

Total current liabilities	23,569	36,316	56,432

Long-term debt, including accrued interest	22,503	16,463	13,153
Deferred membership revenue, noncurrent	2,366	3,164	3,554
Deferred advertising revenue, noncurrent	129	261	362
Deferred income taxes	—	154	154

Total liabilities	48,567	56,358	73,655

Commitments and contingencies (Note 8)

Stockholders’ and members’ deficit:
Convertible preferred stock, $0.001 par value: 2,789,719 shares authorized, 2,270,621 shares issued and 2,066,485 shares outstanding at December 31, 2010; 3,118,831 shares authorized, 3,075,072 shares issued and 2,870,936 shares outstanding at June 30, 2011; no shares issued or outstanding pro forma at June 30, 2011	—	2	3	—
Common stock, $0.001 par value: 7,100,000 shares authorized, 4,119,126 shares issued and 3,530,700 shares outstanding at December 31, 2010; 7,591,000 shares authorized, 4,162,885 shares issued, and 3,267,585 shares outstanding at June 30, 2011; 7,237,957 shares issued and 6,168,118 shares outstanding pro forma at June 30, 2011	—	4	4	7
Additional paid-in-capital	—	85,482	144,700	146,078
Treasury stock, at cost: 543,699 shares of common stock and 204,136 shares of preferred stock at December 31, 2010; 865,703 shares of common stock and 204,136 shares of preferred stock at June 30, 2011; 1,069,839 shares of common stock pro forma at June 30, 2011	—	(1,822)	(23,719)	(23,719)
Member contributions	53,909	—	—	—
Accumulated deficit	(90,177)	(117,423)	(143,219)	(144,597)

Total stockholders’ and members’ deficit	(36,268)	(33,757)	(22,231)	(22,231)

Total liabilities and stockholders’ and members’ deficit	$12,299	$22,601	$51,424	$51,424

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Revenue
Membership	$15,935	$20,434	$25,149	$11,967	$14,973
Service provider	17,929	25,166	33,890	15,506	23,613

Total revenue	33,864	45,600	59,039	27,473	38,586

Operating expenses
Operations and support	12,164	11,654	12,464	5,884	7,597
Selling	10,098	12,671	16,892	7,660	13,656
Marketing	14,941	16,114	30,237	15,467	29,231
Technology	4,610	5,062	6,270	2,692	3,726
General and administrative	8,773	8,699	16,302	4,641	8,365

Operating loss	(16,722)	(8,600)	(23,126)	(8,871)	(23,989)
Interest expense	3,126	3,381	3,966	1,940	1,807
Loss on debt extinguishment	469	—	—	—	—

Loss before income taxes	(20,317)	(11,981)	(27,092)	(10,811)	(25,796)
Income tax expense	—	—	154	146	—

Net loss	$(20,317)	$(11,981)	$(27,246)	$(10,957)	$(25,796)

Net loss per common share—basic and diluted	$(6.03)	$(3.59)	$(7.90)	$(3.20)	$(7.47)

Weighted average number of common shares outstanding—basic and diluted	3,366,973	3,333,365	3,450,491	3,424,933	3,453,257
Pro forma net loss per common share—basic and diluted (unaudited)			$(5.10)		$(4.29)
Pro forma weighted average number of common shares outstanding—basic and diluted (unaudited)			5,344,315		6,006,371

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Stockholders’ and Members’ Deficit

(in thousands)

	Member Contributions	Convertible Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total Deficit
Balance at December 31, 2007	$17,767	$—	$—	$—	$—	$(43,017)	$(25,250)
Net loss	—	—	—	—	—	(20,317)	(20,317)
Issuance of units	36,050	—	—	—	—	—	36,050
Issuance of warrants	329	—	—	—	—	—	329
Unit based compensation	77	—	—	—	—	—	77
Redemption of units	(705)	—	—	—	—	(14,862)	(15,567)

Balance at December 31, 2008	53,518	—	—	—	—	(78,196)	(24,678)
Net loss	–	—	—	—	—	(11,981)	(11,981)
Class B vesting	76	—	—	—	—	—	76
Issuance of warrants	315	—	—	—	—	—	315

Balance at December 31, 2009	53,909	—	—	—	—	(90,177)	(36,268)
Reorganization (Note 1)	(53,942)	2	4	53,936	—	—	—
Net loss	—	—	—	—	—	(27,246)	(27,246)
Sale of preferred stock, net of costs	—	—	—	23,875	—	—	23,875
Distribution to stockholders	(60)	—	—	(36)	—	—	(96)
Repurchase of stock	—	—	—	—	(1,822)	—	(1,822)
Stock-based compensation	93	—	—	6,633	—	—	6,726
Issuance of warrants	—	—	—	1,074	—	—	1,074

Balance at December 31, 2010	$—	$2	$4	$85,482	$(1,822)	$(117,423)	$(33,757)
Net loss (unaudited)	—	—	—	—	—	(25,796)	(25,796)
Sale of preferred stock, net of costs (unaudited)	—	1	—	57,922	—	—	57,923
Repurchase of stock (unaudited)	—	—	—	—	(21,897)	—	(21,897)
Stock-based compensation (unaudited)	—	—	—	1,296	—	—	1,296

Balance at June 30, 2011 (unaudited)	$–	$3	$4	$144,700	$(23,719)	$(143,219)	$(22,231)

See accompanying notes.

Angie’s List, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Operating activities
Net loss	$(20,317)	$(11,981)	$(27,246)	$(10,957)	$(25,796)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,766	1,517	1,378	679	766
Deferred tax liability	—	—	154	146	—
Accrued interest due on debt maturity date	101	716	1,226	627	490
Amortization of debt discount and deferred financing fees	1,107	283	615	239	376
Noncash compensation expense	77	76	6,699	93	1,296
Changes in certain assets:
Accounts receivable	(377)	(440)	(662)	(555)	(564)
Prepaid expenses and other current assets	(2,326)	(106)	(1,688)	(817)	(4,055)
Changes in certain liabilities:
Accounts payable	551	864	718	1,711	4,277
Accrued liabilities	1,976	120	2,490	4,494	10,096
Deferred advertising revenue	1,747	1,729	1,859	1,310	2,769
Deferred membership revenue	2,558	1,916	3,378	1,577	3,242

Net cash used in operating activities	(13,137)	(5,306)	(11,079)	(1,453)	(7,103)

Investing activities
Restricted cash	(1,000)	850	(150)	—	—
Property and equipment	(840)	(449)	(629)	(149)	(1,368)
Data acquisition costs	(611)	(576)	(789)	(180)	(430)

Net cash used in investing activities	(2,451)	(175)	(1,568)	(329)	(1,798)

Financing activities
Net repayments under lines of credit	(9,479)	—	—	—	—
Principal payments on long-term debt	(10,700)	(168)	(2,036)	(513)	(3,593)
Proceeds from long-term debt	24,000	—	—	—	—
Payments on capital lease obligations	(106)	(107)	(81)	(53)	(25)
Purchases of treasury stock	—	—	(1,822)	—	(21,897)
Distributions to stockholders	—	—	(96)	(60)	—
Cash paid for financing costs	(824)	(14)	—	—	—
Cash paid for syndication costs	(128)	—	—	—	—
Purchases of membership units	(15,567)	—	—	—	—
Capital contributions	36,178	—	—	—	—
Sale of preferred stock, net of costs	—	—	23,875	14,650	57,923

Net cash provided by (used in) financing activities	23,374	(289)	19,840	14,024	32,408

Net increase (decrease) in cash	7,786	(5,770)	7,193	12,242	23,507
Cash, beginning of period	—	7,786	2,016	2,016	9,209

Cash, end of period	$7,786	$2,016	$9,209	$14,258	$32,716

Supplemental cash flow disclosure
Cash paid for interest	$1,307	$2,393	$2,057	$1,069	$1,019
Cash paid for income taxes	—	—	—	—	—
Noncash investing and financing activities:
Property and equipment acquired under capital leases	14	—	—	—	—

See accompanying notes.

Angie’s List, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008, 2009, and 2010 and

Six Months Ended June 30, 2010 and 2011 (unaudited)

(Dollars in Thousands, except per share data)

1. Summary of Significant Accounting Policies

Nature of Operations and Reorganization

Angie’s List, Inc. (collectively with its wholly owned subsidiaries, the Company) operates a consumer-driven solution for its members to research, hire, rate and review local professionals for critical needs, such as home, health care and automotive services. Ratings and reviews, which are available only to the Company’s members, help its members to find the best provider for their local service needs. Membership subscriptions are sold on a monthly, annual, and multi-year basis. The consumer rating network “Angie’s List” is maintained and updated based on member feedback. The Company also sells advertising in its monthly publication, on its website, and through its call center to service providers that meet certain rating criteria. The Company’s services are provided in metropolitan areas located across the continental United States.

Angie’s List, Inc. was formed as a Delaware corporation effective April 23, 2010, for the purpose of reorganizing the structure of Brownstone Publishing, LLC (Brownstone). Effective April 30, 2010, the unit holders of Brownstone contributed all of their units to Angie’s List, Inc. in return for shares of common and preferred stock. Brownstone had certain debt and warrants outstanding which were assumed by Angie’s List, Inc., including the note payable and subordinated note payable discussed in Note 7. Certain warrants were converted to common shares and new warrants were issued, as discussed in Note 15.

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one operating segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company has evaluated subsequent events through the date these consolidated financial statements were issued.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet at June 30, 2011, the interim consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2011 and the interim

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

consolidated statement of stockholders’ deficit for the six months ended June 30, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary to present fairly the Company’s consolidated financial position as of June 30, 2011 and the results of its consolidated operations and cash flows for the six months ended June 30, 2010 and 2011. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the six-month periods are unaudited. The results of the Company’s operations for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other future year or interim period.

Unaudited Pro Forma Balance Sheet and Pro Forma Loss per Common Share

In August 2011, the Company’s Board of Directors authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of June 30, 2011 reflects the conversion of all Series A, B, C, and D convertible preferred stock outstanding as of that date into 2,870,936 shares of common stock, each event to occur immediately prior to the closing of the Company’s proposed initial public offering if the initial offering price per share is at least $70.74. In addition, the unaudited pro forma balance sheet as of June 30, 2011 reflects the impact of the lapse of restrictions on the unvested restricted stock outstanding at that date and resulting vesting of 29,597 shares of restricted stock which increases additional paid-in capital and accumulated deficit by $1,378.

Unaudited pro forma net loss per common share is computed using the weighted-average number of common shares outstanding after giving effect to the pro forma effect of the conversion of all convertible preferred stock and vesting of unvested restricted stock during the year ended December 31, 2010 and the six months ended June 30, 2011 into shares of the Company’s common stock using the if-converted method, as if such conversion and vesting had occurred at the beginning of the period presented, or the date of original issuance, if later.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when all of the following conditions are met: there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of the fees is reasonably assured; and the amount of fees to be paid by the customer is fixed or determinable.

Membership Revenue

Revenue from the sale of membership subscriptions is recognized ratably over the term of the associated subscription.

At the time a member joins, the Company may receive a one-time nonrefundable enrollment fee. Enrollment fees are deferred and recognized on a straight-line basis over an estimated average membership life of 60 months for annual or multi-year members and 13 months for monthly members, which is based on historical membership experience. The Company reviews the estimated average membership life on an annual basis, or more frequently if circumstances change. Changes in member behavior, performance, competition, and economic conditions may cause attrition levels to change, which could impact the estimated average membership life.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Service Provider Revenue

Revenue from the sale of advertising in the Company’s publication is recognized in the month in which the Company’s monthly publication is published and distributed. Revenue from the sale of website and call center advertising is recognized ratably over the time period the advertisements run.

Deferred Revenue

Deferred revenue includes the unamortized portion of revenue associated with membership and advertising fees for which the Company has received payment in advance of services or advertising to be provided.

Cash

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Restricted Cash

Restricted cash relates to monies held in reserve at institutions pursuant to credit card processing agreements. The restricted cash is not available for operating activities.

Accounts Receivable

Accounts receivable are stated at the amount billed to service providers, less an estimated allowance for doubtful accounts. The Company performs ongoing credit evaluations and generally requires no collateral from service providers. Management reviews individual accounts as they become past due to determine collectibility. The allowance for doubtful accounts is adjusted periodically based on management’s consideration of past due accounts. Individual accounts are charged against the allowance when all reasonable collection efforts have been exhausted.

Property and Equipment

Property and equipment, including assets from capital leases, are stated at cost and are depreciated over the estimated useful life of each asset. The Company’s estimated lives for property and equipment range from 3 to 10 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Depreciation is computed using the straight-line method. Repairs and routine maintenance are charged to expense as incurred.

Data Acquisition Costs

Data acquisition costs consist of external costs, excluding transcription costs, related to acquiring, reviewing, and approving consumer reports on service providers. These reports are used by the Company to provide its members with feedback on service providers. Amortization is computed using the straight-line method over the period which the information is expected to benefit the Company’s members, which is estimated to be three years.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

Long-lived assets, including property and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, there have been no adjustments to the respective carrying values.

Goodwill

Goodwill is not amortized but is tested for impairment annually during the fourth quarter, and more frequently whenever an event occurs or circumstances indicate the carrying amount may be impaired. If the estimated fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its estimated fair value. To date, there has been no impairment of goodwill.

Sales Commissions

Commissions expense from the sale of service provider advertisements is recognized ratably over the term of the associated advertisement.

Deferred Financing Fees

In November 2008, in connection with its entry into its senior and subordinated loan agreements, the Company incurred certain costs associated with these financing activities of $781, which are being amortized into interest expense over the term of the credit agreement. In November 2009, the Company refinanced its senior debt with the lender, resulting in financing costs of $328, which are being amortized into interest expense over the amended term of the credit agreement. In April 2010, the Company refinanced its senior debt with the lender in connection with its reorganization, resulting in financing costs of $1,074, which are being amortized into interest expense over the remaining term of the credit agreement. Deferred financing fees, net of accumulated amortization, totaled $881 and $1,426 at December 31, 2009 and 2010, respectively. Amortization expense of $193, $201, and $533 are included in interest expense in the consolidated statements of operations for the fiscal years ended December 31, 2008, 2009, and 2010, respectively.

Income Taxes

Prior to April 30, 2010, the Company was a limited liability corporation (LLC) and elected to be treated as a partnership for income tax purposes. Therefore, the Company was not subject to federal and state income taxes for 2008 and 2009 (subject to exception in a limited number of state and local jurisdictions that did not recognize the LLC status). The Company reorganized and on April 30, 2010, the Company became subject to corporate-level federal and state income taxes at prevailing corporate rates. As a result of this conversion, the Company accounts for income taxes and the related accounts using the liability method in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Under this method, the Company accrues income taxes payable or refundable and recognizes deferred tax assets and liabilities based on differences between the book and tax basis of assets and liabilities. The Company measures deferred tax assets and liabilities using enacted rates in effect for the years in which the differences are

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

expected to reverse, and recognizes the effect of a change in enacted rates in the period of enactment. After determining the total amount of deferred tax assets, the Company determines whether it is more likely than not that some portion of the deferred tax assets will not be realized. If the Company determines that a deferred tax asset is not likely to be realized, a valuation allowance will be established against that asset to record it at its expected realizable value.

The Company establishes assets and liabilities for uncertain positions taken or expected to be taken in income tax returns using a more-likely-than-not recognition threshold. The Company includes in income tax expense any interest and penalties related to uncertain tax positions.

Marketing Expense

Marketing expense consists of national television, radio and print, as well as online, advertising. The Company expenses all advertising costs as incurred. These costs totaled $14,941, $16,114, and $30,237 during the years ended December 31, 2008, 2009, and 2010, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value recognition provisions of ASC 718, Stock Compensation. For its awards of restricted stock, stock options, and profits interest, the Company recognizes stock-based compensation expense in an amount equal to the fair market value on the grant date of the respective award. The Company recognizes this expense, net of estimated forfeitures, on a straight-line basis over the requisite service period.

Fair Value of Financial Instruments

The carrying amounts of cash, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses, and notes payable approximate their fair values because of the short maturity of these instruments.

Sales and Use Tax

Sales and use taxes to be remitted to applicable states are $550, $450, and $550 for the years ended December 31, 2008, 2009, and 2010, respectively.

Recent Accounting Pronouncements

In January 2010, the FASB issued additional guidance that improves disclosure about fair value measures that were originally required. The new guidance is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The adoption of this guidance did not have an impact on the Company’s financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This update will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is not expected to have an impact on the Company’s consolidated financial statements.

2. Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing consolidated net loss by the weighted average number of common shares outstanding for the period. The weighted average number of common shares for all periods prior to April 30, 2010 is based on member units assuming conversion to common stock at the applicable ratios effective upon reorganization on April 30, 2010.

The following outstanding equity awards are not included in the diluted net loss per common share calculation because they would have had an antidilutive effect:

Antidilutive equity awards	December 31, 2010	June 30, 2011
		(unaudited)
Stock options	20,000	159,961
Restricted stock	44,727	29,597
Preferred shares	2,066,485	2,870,936
Warrants	34,038	34,038

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were comprised of the following:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Prepaid and deferred commissions	$3,619	$5,301	$8,097
Other	453	402	1,725

Total prepaid expenses and other current assets	$4,072	$5,703	$9,822

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

4. Property and Equipment

Property and equipment was comprised of the following:

	December 31,
	2009	2010
Furniture and equipment	$2,334	$2,795
Software	639	659
Leasehold improvements	681	786

	3,654	4,240
Less accumulated depreciation	(1,924)	(2,563)

	$1,730	$1,677

Depreciation expense for the years ended December 31, 2008, 2009, and 2010, was $559, $675, and $682, respectively.

5. Amortizable Intangible Assets

The Company has certain amortizable intangible assets consisting of data acquisition costs and an acquired member list. Amortization is computed using the straight-line method over the estimated lives of the assets, which range from 12 to 72 months.

Amortizable intangible assets at December 31 are as follows:

	Cost	Accumulated Amortization	Net	Weighted- Average Remaining Useful Life
2010
Data acquisition costs	$1,992	$858	$1,134	2.0
Member list	782	771	11	0.1

	$2,774	$1,629	$1,145

2009
Data acquisition costs	$1,585	$691	$894	2.0
Member list	782	641	141	1.0

	$2,367	$1,332	$1,035

Amortization expense for the years ended December 31, 2008, 2009, and 2010, was $1,207, $842, and $696, respectively. The estimated amortization expense related to amortizable intangible assets at December 31, 2010, for each of the next five years is as follows: $665 in 2011, $371 in 2012, $166 in 2013, and none in 2014 or 2015.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

6. Accrued Liabilities

Accrued liabilities were comprised of the following:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Accrued sales commissions	$1,369	$1,938	$2,909
Sales and use tax	1,000	1,550	1,860
Accrued compensation	452	1,026	2,421
Uninvoiced accounts payable	651	1,297	7,790
Other	74	225	1,152

Total accrued liabilities	$3,546	$6,036	$16,132

7. Debt and Credit Arrangements

Debt was comprised of the following:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Note payable	$17,833	$15,797	$12,204
Accrued interest related to note payable	817	2,043	2,533
Unsecured subordinated note payable	6,000	6,000	6,000
Capital leases	121	41	16
Debt discount on note payable	(233)	(151)	(110)

	24,538	23,730	20,643
Less current maturities	(2,035)	(7,267)	(7,490)

Total long-term debt, including accrued interest	$22,503	$16,463	$13,153

On November 1, 2009, the Company entered into an amended and restated note payable with a minority stockholder for $18,000, which bears interest at 6.71% and requires monthly installments of $183, including interest, from November 2009 through October 2010; and $675, including interest, from November 2010 through maturity in January 2013. The note is secured by substantially all of the Company’s assets. The note also requires a payment due on the maturity date of $3,200 in additional interest, which is being accrued using the effective interest method. At December 31, 2009 and 2010 and June 30, 2011, the total amount accrued related to this payment was $817, $2,043, and $2,533 respectively, which is included in the long-term debt balance. In connection with the note payable, the Company issued certain common stock warrants (see Note 15). The fair value of these warrants has been recorded as a discount to the note payable, with $151 and $110 remaining to be amortized as interest expense as of December 31, 2010 and June 30, 2011, respectively.

On November 26, 2008, the Company entered into an unsecured subordinated note payable with a minority stockholder for $6,000, which bears interest at 12% per annum and matures in November 2013. In addition, incremental interest is computed at 4.25% per annum, accruing monthly, and is payable monthly or, at the option of the Company, may be deferred and added to the outstanding principal balance. As of December 31, 2010, the Company had elected to pay the interest monthly. All principal and remaining interest are due upon maturity.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

7. Debt and Credit Arrangements (continued)

The Company has entered into various capital leases, which are payable in monthly installments, with interest imputed at rates ranging from 12.165% to 15.566%. The leases expire at various dates through December 2011.

The agreements governing the credit facilities with the Company’s senior and subordinated lenders contain various restrictive covenants, including the maintenance of certain financial covenants included in the subordinated debt agreement. In the event the Company elects to prepay all or a portion of the notes, the Company will be subject to prepayment fees.

On March 14, 2011, the Company entered into an amendment to its subordinated note payable agreement. The Company also received a waiver of events of default under the note payable and subordinated note payable arrangements related to the Company’s noncompliance with certain financial covenants as of December 31, 2010. The amendment also amended the financial covenants for the period ended December 31, 2010 and thereafter, which require a minimum level of cash and maximum amount of capital expenditures. At December 31, 2010 and June 30, 2011, the Company is in compliance with the amended financial covenants. On June 10, 2011, the Company received a waiver of events of default under the amended note payable and subordinated note payable arrangements regarding the Company’s noncompliance with certain nonfinancial covenants.

At December 31, 2010, the aggregate maturities of long-term debt, excluding accrued interest, and the future minimum capital lease payments were as follows:

	Debt Maturities	Capital Lease Payments
2011	$7,308	$44
2012	7,813	—
2013	6,675	—

		44
Less amount representing interest		3

Net capital lease obligation		$41

Property and equipment include $166 and $88 of property under capital leases at December 31, 2009 and 2010, respectively.

8. Commitments and Contingencies

Operating Leases

The Company has several long-term noncancellable operating leases for offices, parking lots, and equipment that expire in various years through 2014. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs (property taxes, maintenance, and insurance). Rental payments include minimum rentals.

The leases for office space and parking lots are with an entity majority owned by the Company’s Chief Executive Officer, as discussed in Note 16. These lease agreements have terms of 60 months.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

8. Commitments and Contingencies (continued)

Future minimum lease payments required under long-term noncancellable operating leases at December 31, 2010, were:

	Unrelated Lessors	Related Parties	Total
Payable in
2011	$29	$692	$721
2012	—	692	692
2013	—	668	668
2014	—	111	111

	$29	$2,163	$2,192

Rental expense for all operating leases totaled $667, $725, and $726 in 2008, 2009, and 2010, respectively.

Legal Matters

From time to time, the Company may become party to litigation incident to the ordinary course of business. The Company assesses the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, the Company considers other relevant factors that could impact its ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. The Company’s reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources, and other factors.

9. Profit-Sharing Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering substantially all of its personnel. The Company’s contributions to the Plan are discretionary. The Company contributed 3% for all eligible personnel, which totaled $312, $437, and $562 in 2008, 2009, and 2010, respectively.

10. Stock-Based Compensation

In April 2010, the Company adopted an Omnibus Incentive Plan (the Incentive Plan) in order to provide an incentive to certain executive officers, personnel, and directors. As of December 31, 2010, there were 261,515 shares of common stock reserved under the Incentive Plan, of which 97,474 shares remained available for future grants.

Prior to April 30, 2010, the Company had two fixed option plans under which the Company granted options to its personnel to purchase membership units that vested over a period of time. All options outstanding under these plans were fully vested at April 30, 2010.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

Stock and Member Unit Options

The exercise price of stock and member unit options granted is generally equal to the fair market value of the underlying stock on the grant date. The contractual terms for options expire ten years from the grant date and generally vest over a three or four-year period. The fair value of options on the date of grant is amortized on a straight-line basis over the requisite service period.

In connection with the contribution of all member units to the Company on April 30, 2010, all outstanding member unit options were cancelled. A summary of stock and member option activity, including options for member units prior to contribution and conversion, under the plans as of December 31, 2010 and June 30, 2011, and changes during the periods then ended are as follows:

	Number of Shares	Weighted- Average Price/Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In Years)
Outstanding at December 31, 2009	64,800	$1.87
Granted	34,600	36.06
Exercised	(14,600)	1.87
Cancelled	(64,800)	1.87

Outstanding at December 31, 2010	20,000	61.02	9.75	$0

(unaudited)
Granted	141,461	67.39
Exercised	—	—
Cancelled	(1,500)	61.02

Outstanding at June 30, 2011	159,961	66.65	9.80	$216

	Number of Shares	Weighted- Average Price/Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In Years)
Exercisable at December 31, 2010	—	—	—	$0
Unvested at December 31, 2010	20,000	61.02	9.75
Vested at December 31, 2010	—	—	—

(unaudited)
Exercisable at June 30, 2011	15,881	68.00	9.92	$0
Unvested at June 30, 2011	144,080	66.50	9.79
Vested at June 30, 2011	15,881	68.00	9.92

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

As of December 31, 2010, all outstanding options had an exercise price of $61.02. The following table summarizes information about the stock options outstanding as of June 30, 2011 (unaudited):

			Exercisable
Range of Exercise	Number of Shares Outstanding	Weighted Average Remaining Contractual Term	Number of Shares	Weighted-Average Remaining Contractual Term
$ 61.02	30,911	9.40	—	—
$ 68.00	129,050	9.90	15,881	9.92

The fair value of the stock and member unit option grants under the plans was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (no options were granted during 2008 and 2009):

Year of Grant	Risk-free Interest Rate	Dividend Yield	Expected Term	Volatility Factor
			(In Years)
2010	0.62%	0%	4.0	37.0%
2011 (unaudited)	1.56%	0%	4.6	46.0%

Expected volatility is based on historical volatilities for publicly traded common stock of comparable companies over the estimated expected life of the stock options. The expected term represents the period of time the stock options are expected to be outstanding. The risk-free interest rate is based on yields of U.S. Treasury securities with a maturity similar to the estimated expected life of the stock options.

The weighted-average grant date fair value of options granted during 2010 and the six months ended June 30, 2011 was $35.02 and $26.81 per share, respectively. No options were granted during 2008 and 2009. The total intrinsic value of options exercised during 2008, 2009, and 2010 was $1,154, $0, and $849, respectively. There were no options exercised during the six months ended June 30, 2011. The Company recognized compensation expense of $0, $0, $849, $0 and $508 in the consolidated statements of operations related to stock and member unit options in 2008, 2009, and 2010 and the six months ended June 30, 2010 and 2011, respectively. As of December 31, 2010 and June 30, 2011, total compensation expense related to non-vested options not yet recognized was $301 and $3,135, respectively, which will be recognized over the remaining weighted-average life of the awards.

Restricted Stock

The restricted stock granted vests over various periods in accordance with the respective grant agreement. The fair value of restricted stock on the date of grant is amortized on a straight-line basis over the requisite vesting period, with the amount of compensation expense recognized at any date at least equal to the portion of the grant date value of the award that is vested at that date.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock-Based Compensation (continued)

A summary of restricted stock (units) activity is as follows:

	Number of Shares (Units)	Weighted- Average Price / Share (Units)	Average Remaining Life
			(In Years)
Outstanding at December 31, 2009	—	$—
Granted	138,281	59.29
Vested and issued	(85,986)	60.50
Cancelled	(7,568)	35.24

Outstanding at December 31, 2010	44,727	61.02	1.02

(unaudited)
Granted	—
Vested and issued	(15,130)	61.02
Cancelled	—

Outstanding at June 30, 2011	29,597	61.02	1.03

There were no restricted stock grants during 2008 or 2009.

The Company recognized compensation expense of $5,790 and $788 in the consolidated statement of operations related to restricted stock in 2010 and for the six months ended June 30, 2011. As of December 31, 2010 and June 30, 2011, total compensation expense related to unvested restricted stock not yet recognized was $2,169 and $1,378, respectively, which will be recognized over the remaining weighted-average life of the awards.

Profits Interest Plan

Prior to 2010, the Company issued Class B member units representing profits interest units to certain key personnel and members under a Profits Interest Plan. These units, when vested, had voting rights and typically vested immediately or over a three- to five-year period unless a change in control of the Company occurred, as defined in the agreement. If a Class B unit holder left the Company, these units could be repurchased by the Company at or below their fair market value, as determined by the Company’s Board of Managers.

At December 31, 2009, there were 427,514 Class B member units authorized, 349,129 units issued and 236,067 units outstanding. At December 31, 2009, there were 113,062 non-vested Class B member units, of which 81,241 vested prior to the reorganization of the Company on April 30, 2010. Vested Class B member units were converted into common shares upon the Company’s reorganization and the remaining non-vested units were cancelled.

The fair value of the Class B units granted under the Profits Interest Plan was estimated at the date of grant using the Black-Scholes option-pricing model.

The estimated fair value of the Class B unit grants issued to members was amortized to expense over the requisite vesting period. The Company recorded compensation expense of $77, $76, and $60 in the consolidated statements of operations related to the Profits Interest Plan in 2008, 2009, and 2010, respectively.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

11. Convertible Preferred Stock

The Company has authorized and issued shares of convertible preferred stock as of December 31, 2010, as follows:

Convertible Preferred Stock	Authorized	Issued	Outstanding
Series A	763,397	763,397	559,261
Series B	1,136,438	1,136,438	1,136,438
Series C	889,884	370,786	370,786

On March 15, 2011 and May 17, 2011, the Company issued 757,724 and 90,486 shares of Series D preferred stock for $53,600 and $6,400, respectively.

Each share of preferred stock shall be convertible, at the option of the holder, to common stock on a one-to-one basis, unless additional common shares have been issued by the Company (exclusive of shares issued to satisfy outstanding options, declared dividends or splits, or certain approved issuances to financial institutions or investors pursuant to a debt financing), at which point a defined conversion formula shall be utilized to identify the appropriate conversion ratio. During August 2011, the preferred stockholders agreed via written consent of (1) the holders of at least 70% of the outstanding shares of Series D preferred stock, (2) the holders of at least 80% of the outstanding shares of Series C preferred stock, (3) the holders of at least a supermajority, as defined in the Amended and Restated Certificate of Incorporation, of the holders of the outstanding shares of Series B preferred stock, and (4) the holders of at least a supermajority of the outstanding shares of Series A preferred stock that each share of preferred stock shall be mandatorily converted to common stock immediately prior to the completion of a firm-commitment underwritten initial public offering if the share price is at least $70.74, as adjusted for stock splits and other adjustments. The Series A, B, C, and D convertible preferred stock are not subject to mandatory redemption outside the control of the Company.

There are no scheduled dividends on any series of preferred stock, unless declared by the Board of Directors and paid on all common and preferred shares. There have been no declared dividends through June 30, 2011.

12. Treasury Stock

In December 2010, the Company repurchased 29,867 shares of common stock for $1,822. The Company has 543,699 shares of its common stock and 204,136 shares of its Series A preferred stock in treasury stock as of December 31, 2010. Of these shares, the Company’s wholly-owned subsidiary holds 513,832 shares of common stock and 204,136 shares of Series A preferred stock in the Company as of December 31, 2010.

In April 2011, the Company repurchased 242,593 shares of common stock for $16,496. Prior to the repurchase, a certain stockholder converted 14,096 shares of Series B and 29,663 shares of Series C preferred shares into common stock. Additionally, in June 2011, the Company repurchased 79,411 shares of common stock for $5,400.

13. Member Units

Brownstone had issued ownership interests to its investors in the form of member units. Each unit entitled the member to equal governance and voting rights. Allocations of net profits or losses varied by membership class, as stated in the Company’s operating agreement. The Class D and E members were protected from further dilution. The personal liability of each member was limited to the amount of the member’s capital contribution less any distributions. These member units were converted to common and preferred stock upon conversion to a C corporation on April 30, 2010.

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

13. Member Units (continued)

At December 31, 2009, there were the following units authorized, issued, and outstanding:

Unit Class	Authorized	Issued	Outstanding
Class A	3,518,009	2,427,001	2,427,001
Class B	427,514	349,129	236,067
Class C	693,390	693,390	693,390
Class D	559,261	559,261	559,261
Class E	1,136,438	1,136,438	1,136,438

14. Income Taxes

Prior to April 30, 2010, the Company was an LLC and treated as a partnership for income tax purposes and, therefore, was not subject to federal and state income taxes. On April 30, 2010, the Company reorganized and became a “C” corporation subject to corporate-level federal and state income taxes at prevailing corporate rates. As a result of the conversion, on April 30, 2010, the Company recorded a net deferred tax asset, before valuation allowance, of $25,443. The Company will file a tax return as a “C” Corporation for the period May 1, 2010 through December 31, 2010.

Deferred tax assets and liabilities are determined based on the difference between the book and tax basis of assets and liabilities using enacted tax rates to be in effect during the year in which the basis differences reverse.

Because management believes that it is more likely than not that the Company will not realize the full amount of the net deferred tax assets, the Company has recorded a valuation allowance for the deferred tax assets as of December 31, 2010 and April 30, 2010, respectively.

The components of income tax expense as of December 31, 2010, are summarized as follows:

Current:
U.S. federal	$—
State	—

—

Deferred:
U.S. federal	128
State	26

154

Income tax expense	$154

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

14. Income Taxes (continued)

The reconciliation of income tax expense computed at the U.S. federal statutory rate to the Company’s effective tax rate for the year ended December 31, 2010 is as follows:

U.S. federal income tax rate	34.0%
State income taxes, net of federal benefit	6.8
Valuation allowance	(40.2)

Effective income tax rate	0.6%

Had the Company been a “C” Corporation for the years ended December 31, 2008 and December 31, 2009, the unaudited pro forma adjustment for income tax expense at an assumed combined federal, state, and local effective income tax rate of 40%, which approximates the statutory tax rate for each period, would have been zero because management believes that it is more likely than not that the Company will not realize the full amount of its net deferred tax assets, and thus a full valuation allowance would have been included in the pro forma tax provision.

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2010, are as follows:

Deferred tax assets:
Deferred revenue	$5,436
Intangibles – other	15,655
Net operating loss carryforwards	14,156
Other	1,030

Total deferred tax assets	36,277
Valuation allowance	(34,228)

Total net deferred tax assets	2,049

Deferred tax liabilities:
Prepaids	(1,624)
Equity compensation	(408)
Property and equipment	(17)
Goodwill	(154)

Total deferred tax liabilities	(2,203)

Total net deferred tax liability	$(154)

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

14. Income Taxes (continued)

As of December 31, 2010, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $35,000. The federal net operating loss carryforwards will expire in future years beginning in 2027. The net operating losses may be subject to annual limitations of use under Internal Revenue Code Section 382. The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. Income tax returns for calendar 2007 to present are open for examination in the federal jurisdiction and in significant state jurisdictions.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company does not benefit its deferred tax assets based on the deferred tax liabilities related to goodwill that are not expected to reverse during the carryforward period. Because this deferred tax liability would not reverse until some future indefinite period when the intangibles are either sold or impaired, any resulting temporary differences cannot be considered a source of future taxable income to support realization of the deferred tax assets.

At December 31, 2009 and 2010, the Company did not have any material unrecognized income tax benefits recorded in its consolidated balance sheets.

15. Warrants

During 2010, the Company issued warrants to purchase 34,038 shares of common stock in connection with an amendment to its note payable. During 2008 and 2009, the Company issued warrants to purchase 61,884 and 25,785 Class A units respectively. Outstanding warrants are exercisable at the fair market value as of the grant date and are exercisable for a period of seven years from the grant date. The warrants were issued in 2008, 2009, and 2010 at prices of $26.18, $26.18, and $67.42 per unit or share, respectively. The weighted average grant date fair value of warrants issued during 2008, 2009, and 2010 was $5.31, $12.23, and $31.58 per unit or share, respectively, and were calculated using the Black-Scholes option-pricing model.

A summary of warrant activity as of December 31, 2010, and changes during the year then ended are as follows:

	Warrants	Weighted- Average Exercise Price
Outstanding at December 31, 2009	87,669	$26.18
Issued	34,038	67.42
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Converted to common stock in connection with reorganization	(87,669)	26.18

Outstanding at December 31, 2010	34,038	$67.42

Angie’s List, Inc.

Notes to Consolidated Financial Statements (continued)

15. Warrants (continued)

In connection with the Company’s reorganization on April 30, 2010, warrants to purchase 87,669 units were converted into 53,631 shares of common stock. Outstanding warrants at December 31, 2010, had a weighted-average remaining contractual life of 6.33 years. All outstanding warrants are exercisable as of December 31, 2010. There were no warrant grants during the six months ended June 30, 2011.

16. Related-Party Transactions

At December 31, 2010, the Company was owed approximately $64 by one of its stockholders. This amount was related to certain taxes incurred by the Company on behalf of the stockholder and is included in related-party receivables. The full amount was repaid in January 2011. There were no amounts receivable from stockholders as of June 30, 2011.

The Company entered into agreements to lease office space and parking lots from an entity majority owned by its Chief Executive Officer. Rent expense and payments to this entity were $371, $555 and $660 for 2008, 2009 and 2010, respectively and $308 and $395 for the six months ended June 30, 2010 and 2011, respectively. Additionally, the Company made payments to the same officer of $77 in 2008 as the officer leased certain property to the Company directly. The Company did not owe this entity any amounts as of December 31, 2009 and 2010 or June 30, 2011.

At December 31, 2010 and June 30, 2011, the lenders of the Company’s senior debt owned 53,631 and 65,922 shares of the Company’s common stock, respectively. At December 31, 2010 and June 30, 2011, the lenders of the Company’s subordinated debt owned 34,926 shares of the Company’s common stock. Substantially all interest expense in 2009, 2010, and for the six months ended June 30, 2010 and 2011 was a result of financing arrangements with these related parties. Interest paid to related parties in 2008 amounted to $1,503. The Company also paid loan guarantee fees, included in interest expense, and debt extinguishment fees to certain members totaling $1,052 in 2008.

In February 2009, the Company entered into a relationship with a vendor which provides email and transcription services. The vendor’s president and primary owner is an immediate family member of one of the Company’s officers. During 2010, the Company paid $163 to this vendor for services provided. No formal contract exists between the Company and the vendor.

17. Subsequent Events

On March 15, 2011, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock to 7,591,000, to decrease the number of authorized shares of Series C preferred stock to 370,786, and to authorize 846,475 shares of Series D preferred stock. On May 2, 2011, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Series D preferred stock to 848,210.

On August 11, 2011, the Company’s board of directors approved an increase in the shares issuable under the 2010 Omnibus Incentive Plan to 636,312 shares and also allowed for the number of shares that have been authorized for issuance under the 2010 Omnibus Incentive Plan to be automatically increased on the first day of each year through 2021, in an amount equal to the least of (i) 5% of the outstanding shares on the last day of the immediately preceding year, (ii) 636,312 shares or (iii) such lesser number of shares determined by the Company’s board of directors.

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Until                     , 2011 (25 days after commencement of this offering), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Shares

Common Stock

PROSPECTUS

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Allen & Company LLC

Stifel Nicolaus Weisel

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Janney Montgomery Scott

Oppenheimer & Co.

ThinkEquity LLC

CODE Advisors

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The expenses, other than underwriting commissions, we expect to incur in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Amount To Be Paid
Registration fee		$8,707.50
FINRA filing fee		8,000.00
listing fee			*
Transfer agent’s fees			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the Delaware General Corporation Law. Section 145(e) of the Delaware General Corporation Law further provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation, which will be filed immediately prior to the effectiveness of the offering, will provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated certificate of incorporation, which will be filed immediately prior to the effectiveness of the offering, will further provide for the advancement of expenses to each of our officers and directors.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation, which will be filed immediately prior to the effectiveness of the offering, will provide for such limitation of liability.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our amended and restated certificate of incorporation or amended and restated bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In April 2010, we issued 3,461,253 shares of common stock, 1,695,699 shares of preferred stock and warrants to purchase up to an aggregate of 34,038 shares of common stock to members and warrant holders of Brownstone Publishing, LLC, a Delaware limited liability company and our sole stockholder, in connection with our conversion to a Delaware corporation. In addition, in connection with our conversion, entities affiliated with BV Capital, exchanged their interests in AL BV Investment, Inc., which held shares of Brownstone Publishing, LLC, for 513,832 shares of common stock and 204,136 shares of Series A preferred stock, and AL BV Investment, Inc. became our wholly-owned subsidiary. The following sets forth information regarding all securities sold by Brownstone Publishing, LLC since January 1, 2008 through the date of such conversion and all securities sold by us since such conversion, in each case, without registration under the Securities Act. For purposes of the discussion below, “we” refers to both us and Brownstone Publishing, LLC.

1.	Between March 15, 2011 and May 17, 2011, we sold and issued 848,210 shares of Series D preferred stock for aggregate consideration of $60,000,000.41 to accredited investors.

2.	Between April 30, 2010 and October 19, 2010, we sold and issued 370,786 shares of Series C preferred stock for aggregate consideration of $25,000,060.66 to accredited investors.

3.	On April 2, 2008, we sold and issued 1,136,438 Class E units for aggregate consideration of $35,000,017.52 to an accredited investor.

4.	Between May 1, 2010 and August 25, 2011, we have granted to our directors, officers and personnel options to purchase 306,323 shares of our common stock with per share exercise prices ranging from $1.87 to $68.00 under our Amended and Restated Omnibus Incentive Plan.

5.	Between May 1, 2010 and August 25, 2011, we have issued to an officer an aggregate of 14,600 shares of our common stock at an exercise price of $1.87 pursuant to an exercise of options granted under our Amended and Restated Omnibus Incentive Plan.

6.	Between May 1, 2010 and August 25, 2011, we have granted to our officers an aggregate of 129,441 shares of restricted stock under our Amended and Restated Omnibus Incentive Plan. As of August 25, 2011, 99,844 shares of such restricted stock have vested.

7.	Between January 1, 2008 and April 30, 2010, we have granted to our directors, officers and personnel an aggregate of 8,840 Class A units and 71,409 Class B units under our Brownstone Publishing, LLC Omnibus Incentive Plan and 2005 Equity Incentive Plan, respectively. Upon our conversion to a Delaware corporation in April 2010, all vested units under such plans converted into our common stock and all unvested shares under such plans were terminated.

8.	Between January 1, 2008 and April 30, 2010, we have issued to our officers an aggregate of 108,200 Class A units at exercise prices ranging from $0.001 to $1.86856 pursuant to exercises of options granted under our Brownstone Publishing, LLC 1998 Member Units Option Plan. All such units were converted into shares of our common stock upon our conversion to a Delaware corporation in April 2010.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Acts as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Angie’s List, Inc., to be in effect upon completion of the offering

3.2*	Form of Bylaws of Angie’s List, Inc., to be in effect upon completion of the offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investor Rights Agreement, by and among Angie’s List, Inc. and the investors listed on Schedule A thereto, dated March 15, 2011, as amended

4.3	Warrant for the Purchase of Shares of Common Stock of Angie’s List, Inc. by Lighthouse Capital Partners VI, L.P.

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1+*	Amended and Restated Omnibus Incentive Plan and form of award agreements under the Amended and Restated Omnibus Incentive Plan

10.2	Lease Agreement, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.3	First Addendum to Lease Agreement, dated May 4, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.4	Second Addendum to Lease Agreement, dated December 1, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.5	Third Addendum to Lease Agreement, dated December 16, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.6	Fourth Addendum to Lease Agreement, dated January 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.7	Fifth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.8	Sixth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.9	Contingent Addendum to Lease Agreement, dated January 1, 2011 and effective February 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.10	Contingent Addendum to Lease Agreement, dated January 1 2011 and effective March 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.11	Parking Lease, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

Exhibit Number	Description

10.12	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (124 Herman Street)

10.13	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (118 Herman Street)

10.14+	Offer Letter with Robert R. Millard, dated April 25, 2011

10.15+	Employment Agreement, dated July 10, 2006, by and between Brownstone Publishing, LLC and Michael D. Rutz

10.16+	Offer Letter with Gary W. Rush, dated December 23, 2006

10.17+	Offer Letter with Michael M. Holt, dated July 24, 2006

10.18+*	Form of Indemnification Agreement by and between Angie’s List, Inc. and each of its executive officers and directors

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1	Power of Attorney (see page II-7 to this Registration Statement)

*	To be filed by amendment.

+	Management contract or compensatory plan.

(b) Financial statement schedules have been omitted, as the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto appearing in the prospectus made part of this registration statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on August 25, 2011.

ANGIE’S LIST, INC.

By:	/s/ William S. Oesterle
Name: William S. Oesterle
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William S. Oesterle and Robert R. Millard, and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William S. Oesterle William S. Oesterle	Chief Executive Officer and Director (Principal Executive Officer)	August 25, 2011

/s/ Robert R. Millard Robert R. Millard	Chief Financial Officer (Principal Financial and Accounting Officer)	August 25, 2011

/s/ John W. Biddinger John W. Biddinger	Director	August 25, 2011

/s/ John H. Chuang John H. Chuang	Director	August 25, 2011

/s/ Steven M. Kapner Steven M. Kapner	Director	August 25, 2011

/s/ Keith J. Krach Keith J. Krach	Chairman of the Board	August 25, 2011

/s/ Roger H. Lee Roger H. Lee	Director	August 25, 2011

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Angie’s List, Inc., to be in effect upon completion of the offering

3.2*	Form of Bylaws of Angie’s List, Inc., to be in effect upon completion of the offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investor Rights Agreement, by and among Angie’s List, Inc. and the investors listed on Schedule A thereto, dated March 15, 2011, as amended

4.3	Warrant for the Purchase of Shares of Common Stock of Angie’s List, Inc. by Lighthouse Capital Partners VI, L.P.

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1+*	Amended and Restated Omnibus Incentive Plan and form of award agreements under the Amended and Restated Omnibus Incentive Plan

10.2	Lease Agreement, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.3	First Addendum to Lease Agreement, dated May 4, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.4	Second Addendum to Lease Agreement, dated December 1, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.5	Third Addendum to Lease Agreement, dated December 16, 2010, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.6	Fourth Addendum to Lease Agreement, dated January 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.7	Fifth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.8	Sixth Addendum to Lease Agreement, dated June 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.9	Contingent Addendum to Lease Agreement, dated January 1, 2011 and effective February 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.10	Contingent Addendum to Lease Agreement, dated January 1 2011 and effective March 1, 2011, by and between the registrant and Henry Amalgamated, LLC

10.11	Parking Lease, dated February 28, 2009, by and between Brownstone Publishing, LLC and Henry Amalgamated, LLC

10.12	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (124 Herman Street)

10.13	Lease, dated November 2, 2007, by and between AL Campus Kids, LLC, and Henry Amalgamated, LLC (118 Herman Street)

10.14+	Offer Letter with Robert R. Millard, dated April 25, 2011

10.15+	Employment Agreement, dated July 10, 2006, by and between Brownstone Publishing, LLC and Michael D. Rutz

Exhibit Number	Description

10.16+	Offer Letter with Gary W. Rush, dated December 23, 2006

10.17+	Offer Letter with Michael M. Holt, dated July 24, 2006

10.18+*	Form of Indemnification Agreement by and between Angie’s List, Inc. and each of its executive officers and directors

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1	Power of Attorney (see page II-7 to this Registration Statement)

*	To be filed by amendment.

+	Management contract or compensatory plan.